Report of Independent Registered Public
Accounting Firm
To the Shareholders and the Board of Directors of Harmony Gold Mining Company Limited
Opinion on the Financial Statements
We have audited the accompanying group balance sheets of Harmony Gold Mining Company Limited (the Company) as of 30 June 2026
and 2025, the related group income statements, group statements of comprehensive income, changes in shareholders' equity and cash flow, for each of the three years in the period ended 30 June 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 30 June 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards
Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),
the Company's internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control—Integrated
Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated
30 October 2026 expressed an adverse opinion thereon.
Restatement of 2025 and 2024 consolidated financial statements
As discussed in Notes 2 and 38 to the consolidated financial statements, the 2025 and 2024 consolidated financial statements have been restated to correct misstatements, which resulted in the inclusion of the 1 July 2024 group balance sheet.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the
Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for environmental rehabilitation

Description of the Matter
As more fully described in note 24 and 36(b) to the consolidated financial statements, the Company recognises a provision for environmental rehabilitation obligations, comprising pollution control, rehabilitation and mine closure for the Company’s mines, related surface infrastructure and tailings dams.
Based on disturbances to date, except for groundwater and radiation disturbances, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the consolidated financial statements. The provision amounted to R6 897 million at 30 June 2026.

Auditing the Company’s provision for environmental rehabilitation was complex and required significant judgment, particularly in evaluating the additional or revised extent of disturbances to date, cost rates used in estimating the rehabilitation cost, and assumptions related to future inflation rates. These estimates and assumptions are inherently subjective and required the involvement of our environmental and valuation specialists.

How We Addressed the Matter in Our Audit
To test the provision for environmental rehabilitation, we performed audit procedures with the assistance of our environmental specialists. These procedures included, among others, evaluating the Company’s compliance with applicable regulatory and legislative requirements, and assessing the methodology used by management to estimate the provision against industry practice. We further assessed the reasonableness of rehabilitation cost estimates, by comparing them to the Company’s regulatory submissions. We evaluated a sample of additional or revised measurements of disturbances, by comparing them to supporting documentation, such as geographical area maps and surveyor measurements made by the Company. In relation to cost rate assumptions, we assessed the reasonableness of management’s estimated cost rates, by comparing them to cost rates we have observed in the market.

We assessed the completeness of the provision, by, among other procedures, comparing the current year capital projects to the corresponding additional or revised extent of disturbances to date. We also performed a comparison between changes in geographical area maps and surveyor measurements, since the prior year, to the respective changes in the disturbances to date used to estimate the provision.

With the involvement of our valuation specialists, we evaluated management’s future inflation rate assumptions, used in the rehabilitation models, by comparing them to relevant market data and benchmarks.

Purchase price allocation for MAC Copper Limited

Description of the Matter
As described in Note 13 to the consolidated financial statements, the Company completed the acquisition of MAC Copper Limited (“CSA”) on 24 October 2025 for a consideration of R17 480 million. The acquisition was accounted for as a business combination. The fair value of the identifiable net assets acquired amounted to R14 922 million.

Auditing the Company’s accounting for the CSA business combination was complex, due to the significant judgement and estimation required by management to determine the fair value of the identifiable net assets acquired. In particular, the valuation of Property, plant and equipment (PPE) and streaming contracts are sensitive to changes in significant assumptions, primarily the discount rate, commodity prices, the US$/A$ exchange rate, and the expected cash flows from the life-of-mine plan for CSA. These assumptions are forward looking and could be affected by future economic, operating and market conditions.

How We Addressed the Matter in Our Audit
To test the estimated fair value of PPE and streaming contracts, we performed audit procedures, with the assistance of our valuation specialists, that included, among others, evaluating the Company’s selection of valuation methodologies against accepted industry and market practice and calculating an independent discount rate range and comparing it to the discount rate used by the Company. With the support of our valuation specialists, we compared the commodity prices used by the Company, to market consensus views of future commodity prices and compared the US$/A$ exchange rates used by the Company, to relevant market data and benchmarks.

To test the reasonableness of the cash flows from the life-of mine plan for CSA, we compared the estimated production and copper and silver grades to the historic performance of the CSA mine and to the declared reserves statements of CSA. We also performed a comparison between CSA’s estimated operational costs to its historic operational costs.

/s/ Ernst & Young Incorporated
We have served as the Company’s auditor since 2023.
Johannesburg, Republic of South Africa
30 October 2026

Report of Independent Registered Public
Accounting Firm
To the Shareholders and the Board of Directors of Harmony Gold Mining Company Limited
Opinion on Internal Control Over Financial Reporting
We have audited Harmony Gold Mining Company Limited’s internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway
Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Harmony Gold Mining Company Limited (the Company) has not maintained effective internal control over financial reporting as of 30 June 2026, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of MAC Copper
Limited, which is included in the 2026 consolidated financial statements of the Company and constituted approximately 25% of total assets as of 30 June 2026 and approximately 4% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of MAC Copper Limited.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.
Management identified material weaknesses in internal control over financial reporting related to (i) the design and implementation of control activities to address identified financial reporting risks; (ii) management review controls or controls containing an element of review, including controls over the completeness and accuracy of information used in the performance of such controls; (iii) information technology general controls (ITGCs), including business controls dependent on such ITGCs; and (iv) controls over the identification, evaluation and application of complex IFRS requirements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),
the group balance sheets of the Company as of 30 June 2026 and 2025, the related group income statements, group statements of comprehensive income, changes in shareholders' equity and cash flow, for each of the three years in the period ended 30 June 2026, and the related notes (collectively referred to as the “consolidated financial statements”). These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2026 consolidated financial statements, and this report does not affect our report dated 30 October 2026, which expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over
Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young Incorporated
Johannesburg, Republic of South Africa
30 October 2026

Group income statement
For the year ended 30 June 2026

		SA Rand
Figures in million	Notes	2026	2025 Restated[1]	2024 Restated[1]
Revenue	4	99 238	73 896	61 379
Cost of sales[1]	5	(54 656)	(49 766)	(47 409)
Production costs[1]		(48 435)	(43 149)	(38 995)
Amortisation and depreciation[1]		(7 336)	(4 979)	(4 746)
(Impairment)/reversal of impairment of assets		2 779	—	(2 793)
Other items		(1 664)	(1 638)	(875)

Gross profit[1]		44 582	24 130	13 970
Corporate, administration and other expenditure[1]	6	(1 967)	(1 600)	(1 593)
Exploration expenditure		(622)	(915)	(1 047)
Gains/(losses) on derivatives	17	(898)	(59)	453
Foreign exchange translation gain/(loss)	7	866	(107)	97
Contingent consideration remeasurement	27	(634)	(830)	(484)
Other operating expenses[1]	8	(429)	(289)	(252)
Operating profit[1]		40 898	20 330	11 144
Acquisition-related costs	13	(1 379)	(40)	—
Share of profits from associate	19	159	106	81
Impairment (loss)/reversal on investments in associate	19	23	(23)	—
Fair value movements on streaming arrangements	29	(854)	—	—
Investment income	9	1 439	1 504	809
Finance costs	10	(1 928)	(698)	(796)
Profit before taxation[1]		38 358	21 179	11 238
Taxation[1]	11	(8 905)	(6 631)	(2 941)
Net profit for the year[1]		29 453	14 548	8 297
Attributable to:
Non-controlling interest		104	164	101
Owners of the parent[1]		29 349	14 384	8 196
Earnings per ordinary share (cents)
Total earnings[1]	12	4 701	2 313	1 323
Diluted earnings per ordinary share (cents)
Total earnings[1]	12	4 632	2 288	1 302
1 Refer to note 38 for further information on the restatement of financial statement line items.
The accompanying notes are an integral part of these consolidated financial statements.

Group statement of comprehensive income
For the year ended 30 June 2026

		SA Rand
Figures in million	Notes	2026	2025 Restated[1]	2024 Restated[1]
Net profit for the year[1]		29 453	14 548	8 297
Other comprehensive income for the year, net of income tax		2 413	(5 597)	(1 420)
Items that may be reclassified subsequently to profit or loss	23	2 342	(5 661)	(1 442)
Foreign exchange translation loss		(2 385)	(819)	(943)
Remeasurement of gold hedging contracts		4 727	(4 842)	(499)
Items that will not be reclassified to profit or loss	23	71	64	22
Total comprehensive income for the year[1]		31 866	8 951	6 877
Attributable to:
Non-controlling interest		104	164	101
Owners of the parent[1]		31 762	8 787	6 776
1 Refer to note 38 for further details on the restatement.
The accompanying notes are an integral part of these consolidated financial statements.

Group balance sheet
As at 30 June 2026

		SA Rand
Figures in million	Notes	At 30 June 2026	At 30 June 2025 Restated[1]	At 1 July 2024 Restated[1]
Assets
Non-current assets
Property, plant and equipment[1]	14	91 857	47 633	40 848
Intangible assets		—	6	19
Goodwill	13	2 578	—	—
Restricted cash and investments	15	7 660	7 015	6 494
Investments in associates	19	378	197	165
Deferred tax assets[1]	11	1 121	126	156
Other non-current assets	16	459	360	344
Derivative financial assets	17	1 571	236	453
Total non-current assets[1]		105 624	55 573	48 479
Current assets
Inventories	21	4 875	3 825	3 603
Restricted cash and investments	15	50	46	39
Trade and other receivables	18	5 997	4 002	2 604
Derivative financial assets	17	820	332	558
Cash and cash equivalents	32	8 624	13 101	4 693
Total current assets		20 366	21 306	11 497
Total assets[1]		125 990	76 879	59 976
Equity and liabilities
Share capital and reserves
Attributable to equity holders of the parent company[1]		75 094	46 942	39 481
Share capital and premium	22	32 934	32 934	32 934
Other reserves	23	3 884	717	5 602
Retained earnings[1]		38 276	13 291	945
Non-controlling interest		282	277	175
Total equity[1]		75 376	47 219	39 656
Non-current liabilities
Deferred tax liabilities[1]	11	10 575	4 172	2 678
Provision for environmental rehabilitation	24	6 897	6 098	5 155
Other provisions	25	175	196	526
Borrowings	30	—	1 894	1 785
Contingent consideration liabilities	27	1 881	976	850
Other non-current liabilities	28	417	276	276
Derivative financial liabilities	17	1 075	2 688	609
Streaming contract liabilities	29	5 281	—	—
Total non-current liabilities[1]		26 301	16 300	11 879
Current liabilities
Other provisions	25	77	65	19
Borrowings	30	9 476	59	9
Contingent consideration liabilities	27	239	481	115
Income tax payable[1]	11	874	72	152
Derivative financial liabilities	17	3 456	5 059	1 502
Streaming contract liabilities	29	455	—	85
Trade and other payables[1]	31	9 736	7 624	6 559
Total current liabilities[1]		24 313	13 360	8 441
Total equity and liabilities[1]		125 990	76 879	59 976
1 For detail on restated and re-presented financial statement line items, refer to note 2.
The accompanying notes are an integral part of these consolidated financial statements.

Group statement of changes
in shareholders’ equity
For the year ended 30 June 2026

	Number of ordinary shares issued	Share capital and premium	Retained earnings/ (Accumulate d loss)[1]	Other reserves	Non- controlling interest	Total
Notes	22	22		23

Figures in million (SA Rand)
Balance – 30 June 2023	618 071 972	32 934	(4 955)	6 778	123	34 880
Impact of restatement (net of tax)[1]	—	—	(902)	—	—	(902)
Balance – 1 July 2023 (Restated)[1]	618 071 972	32 934	(5 857)	6 778	123	33 978
Issue of shares
– Exercise of employee share options	1 910 916	—	—	—	—	—
– Harmony ESOP Trust	12 651 525	—	—	—	—	—
Share-based payments	—	—	—	244	—	244
Partial purchase of non-controlling interest	—	—	—	—	(6)	(6)
Net profit for the year[1]	—	—	8 196	—	101	8 297
Other comprehensive income for the year	—	—	—	(1 420)	—	(1 420)
Dividends paid	—	—	(1 394)	—	(43)	(1 437)
Balance – 30 June 2024 (Restated)[1]	632 634 413	32 934	945	5 602	175	39 656
Issue of shares
– Exercise of employee share options	2 133 311	—	—	—	—	—
Share-based payments	—	—	—	712	—	712
Net profit for the year[1]	—	—	14 384	—	164	14 548
Other comprehensive income for the year	—	—	—	(5 597)	—	(5 597)
Dividends paid	—	—	(2 038)	—	(62)	(2 100)
Balance – 30 June 2025 (Restated)[1]	634 767 724	32 934	13 291	717	277	47 219
Issue of shares
– Exercise of employee share options	2 031 242	—	—	—	—	—
Share-based payments	—	—	—	754	—	754
Net profit for the year	—	—	29 349	—	104	29 453
Other comprehensive income for the year	—	—	—	2 413	—	2 413
Dividends paid	—	—	(4 364)	—	(99)	(4 463)
Balance – 30 June 2026	636 798 966	32 934	38 276	3 884	282	75 376
1 Refer to note 38 for further details on the restatement.
The accompanying notes are an integral part of these consolidated financial statements.

Group cash flow statement
For the year ended 30 June 2026

		SA Rand
Figures in million	Notes	2026	2025	2024
Cash flow from operating activities
Cash generated by operations	32	42 263	26 322	18 175
Dividends received		—	52	27
Interest received		857	820	343
Interest paid		(710)	(258)	(507)
Income and mining taxes paid	11	(8 219)	(4 289)	(2 388)
Payment of contingent consideration liability in excess of acquisition date fair value	32	(577)	—	—
Cash generated by operating activities		33 614	22 647	15 650
Cash flow from investing activities
Increase in restricted cash and investments		(36)	(372)	(21)
Amounts refunded from restricted cash and investments		1	557	120
Acquisition of MAC Copper	13	(17 060)	—	—
Payments of contingent consideration liability relating to acquisition date fair value	32	(2 538)	(338)	(108)
ARM BBEE Trust loan repayment	16	23	28	42
Proceeds from disposal of property, plant and equipment		70	25	4
Additions to property, plant and equipment		(17 845)	(11 855)	(8 398)
Cash utilised by investing activities		(37 385)	(11 955)	(8 361)
Cash flow from financing activities
Borrowings raised	30	18 530	226	300
Borrowings repaid	30	(13 993)	(50)	(4 047)
Partial repurchase of non-controlling interest		—	—	(5)
Dividend paid	12	(4 463)	(2 100)	(1 437)
Lease payments	26	(414)	(291)	(246)
Cash utilised by financing activities		(340)	(2 215)	(5 435)
Foreign currency translation adjustments		(366)	(69)	(28)
Net increase/(decrease) in cash and cash equivalents		(4 477)	8 408	1 826
Cash and cash equivalents – beginning of year		13 101	4 693	2 867
Cash and cash equivalents – end of year	32	8 624	13 101	4 693
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the group financial statements
For the year ended 30 June 2026
1General information
Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in mining and related activities, including exploration, extraction, processing and the sale of mineral products. The group’s principal products are gold bullion and copper.
Gold bullion is produced at the group’s operations in South Africa and Papua New Guinea (PNG), while copper is produced at the
CSA mine in Australia. Silver and uranium are produced as by-products.
The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein
Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.
The consolidated financial statements were authorised for issue by the board of directors on 23 October 2026.
2Accounting policies
Basis of preparation
The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented, with the exception of the new accounting policies for copper revenue (refer to note 4), financial assets (refer to accounting policy for financial assets) and streaming contract liabilities (refer to note 29).
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRIC) Interpretations
(collectively IFRS Accounting Standards).
The consolidated financial statements have been prepared on a going concern basis.
The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.
Restatement of comparative information
Group balance sheet representation
The income tax payable has been presented separately on the group balance sheet due to its materiality in the 2026 financial year.
Income tax payable was previously included as part of trade and other payables in prior periods. The representation had no impact on any reported totals or sub-totals in the group balance sheet or on any amounts presented in the group income statement, group statement of comprehensive income, group statement of changes in shareholders’ equity and the group cash flow statement.
Restatement of disclosure of employee benefits
Employee benefits for the group for the 2025 financial year have been restated to include the salaries and related employment costs of executive employees which were not previously included (refer to note 33). The restatement had no impact on any reported totals or sub-totals in the group balance sheet or on any amounts presented in the income statement, statement of comprehensive income, statement of changes in shareholders’ equity, cash flow statement, any of the earnings per share amounts or any other note disclosure.
Correction of prior period errors
Refer to note 38 for further details regarding the restatement of comparative periods for prior period errors.
Recent accounting developments
New standards, amendments to standards and interpretations to existing standards adopted by the group
During the financial year, there were no new standards, amendments to standards and interpretations to existing standards that were adopted by the group. No other standards and amendments to standards that became effective during the 2026 year were relevant to the consolidated financial statements.
New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted
At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations relevant to the consolidated financial statements listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.
IFRS 7 Financial Instruments : Disclosures & IFRS 9 Financial Instruments (Amendment) - Contracts Referencing
Nature-dependent Electricity
The IASB has made targeted amendments to IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial
Instruments: Disclosures to better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. These amendments include:
•clarifying the application of the ‘own-use’ requirements
•permitting hedge accounting if these contracts are used as hedging instruments and
•adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.
The amendments are effective for annual reporting periods beginning on or after 1 January 2026. The amendments are not expected to have a material impact on the group.

Notes to the group financial statements continued
For the year ended 30 June 2026
2Accounting policies continued
Recent accounting developments continued
New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted continued
IFRS 7 Financial Instruments : Disclosures & IFRS 9 Financial Instruments (Amendment) - Classification And Measurement
The IASB issued Amendments to the Classification and Measurement of Financial Instruments in response to feedback received as part of the post-implementation review of the classification and measurement requirements in IFRS 9 Financial Instruments and related requirements in IFRS 7 Financial Instruments: Disclosures. The IASB amended to the requirements related to:
•settling financial liabilities using an electronic payment system and
•assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance
(ESG)-linked features.
The IASB also amended disclosure requirements relating to investments in equity instruments designated at fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs. The amendments are effective for annual reporting periods beginning on or after 1 January
2026. The amendments are not expected to have a material impact on the group.
IFRS 18 Presentation and Disclosure in Financial Statements
The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, with the aim to improve the quality of financial reporting by:
•requiring defined subtotals in the statement of profit or loss
•requiring disclosure about management-defined performance measures and
•adding new principles for aggregation and disaggregation of information.
The IASB expects these improvements will enable investors to make more informed decisions leading to better allocations of capital that will contribute to long-term financial stability. This standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 is
effective for annual reporting periods beginning on or after 1 January 2027. Harmony is still assessing the impact of this new accounting standard.
Measurement basis
The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities which are measured at fair value through profit or loss or other comprehensive income – refer to note 37.
Group accounting policies
Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted between brown lines in the notes to the consolidated financial statements. The accounting policies that follow are applied throughout the financial statements.
2.1Consolidation
The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10
Consolidated Financial Statements. The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.
Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee. The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.
(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases. Intercompany transactions, balances and unrealised gains or losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.
The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of an acquiree is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group.
The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.
Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.

12

Notes to the group financial statements continued
For the year ended 30 June 2026
2Accounting policies continued
Group accounting policies continued
2.1Consolidation continued
Control continued
(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors, or other governing body, of the entity.
Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movement in reserves is recognised in other reserves. When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.
Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.
(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement.
These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.
For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.
Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.
The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that results from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.
(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.
2.2Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South
African Rand, which is the group’s presentation currency.
References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “PGK” or
“Kina” to Papua New Guinean currency.
(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. This includes the gains and losses on the translation of the US$-denominated facilities.
(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates
•Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction)
•All resulting exchange differences are recognised as a separate component of other comprehensive income.

Notes to the group financial statements continued
For the year ended 30 June 2026
2Accounting policies continued
Group accounting policies continued
2.2Foreign currency translation continued
(iii) Group companies continued
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.
2.3Derivatives and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.
The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.
The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months;
it is classified as a current asset or liability when the remaining maturity is less than 12 months.
(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.
Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the Rand and US$ gold forward sales contracts and Rand and US$ gold collars is recognised in profit or loss within revenue.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.
(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.
2.4Exploration expenditure
The group expenses all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.
Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met.
At this point the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected.
Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost to the extent that future economic benefits are expected. A “feasibility study” consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

14

Notes to the group financial statements continued
For the year ended 30 June 2026
2Accounting policies continued
Group accounting policies continued
2.4Exploration expenditure continued
Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.
2.5Impairment of non-financial assets
Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment. Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows
(cash generating unit or CGU). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.
Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected commodity prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine (LoM) plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 14 for detail.
The term “recoverable minerals” refers to the estimated amount of metal content that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.
In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Except for other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex. Areas of exploration potential are grouped on an area of activity basis.
In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.
Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.
Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.
2.6Operating profit
The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

Notes to the group financial statements continued
For the year ended 30 June 2026
3Critical accounting estimates and judgements
The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Key accounting estimates and assumptions applied:
•Estimate of taxation – note 11
•Recognition of deferred tax asset – note 11
•Valuation of cash generating units acquired – note 13
•Fair value of identifiable assets acquired – note 13
•Estimate of deferred tax rates on acquisition date – note 13
•Mineral Reserves and Resources – note 14
•Production start date – note 14
•Stripping activities – note 14
•Impairment of assets and goodwill – note 14
•Depreciation of property, plant and equipment – note 14
•Exploration and evaluation assets – note 14
•Estimate of exposure and liabilities with regard to
rehabilitation costs – note 24
•Leases – note 26
•Valuation of contingent consideration liabilities – note 27 and 37
•Streaming contract liabilities – note 29 and 37
•Fair value of share-based payments – note 34
•Assessment of contingencies – note 36
•Valuation of derivative financial instruments – note 37.
Other accounting estimates and assumptions applied:
•Expected credit losses on financial assets at amortised cost
- note 18 and 37
•Valuation of interest in associate – note 19
•Provision for stock obsolescence – note 21
•Estimate of employee benefit liabilities – note 25
•Estimate of provision for silicosis settlement – note 25.
4Revenue

Accounting policy
(a)Commodities
Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. The group sells gold, copper concentrate (including contained silver), uranium and refined silver from multiple operations with varying contract terms. The transaction price is measured based on the consideration specified in the contract with the customer and is driven by quoted market prices of the metals at the respective control transfer points.
Copper and silver concentrate sales from the Cornish, Scottish and Australian (CSA) operation are provisionally priced, with the selling price subject to final adjustments based on the London Metal Exchange (LME) prices for the quotational period specified in the offtake agreement. Revenue is initially recognised when control transfers using the forward LME price to the estimated quotational period end date, net of treatment and refining charges. This forward price represents management's best estimate of the transaction price at the date control transfers. The period between initial provisional pricing and final pricing is typically between 30 and 90 days.
Subsequent to initial recognition, the provisionally priced receivable is measured at fair value through profit or loss, with changes in fair value recognised as provisional pricing adjustments within revenue. Fair value is estimated by reference to forward market prices on the LME for copper and silver. Revenue arising from these price adjustments is disclosed separately from revenue from contracts with customers.
For CSA copper concentrate containing both copper and silver, the transaction price is allocated to copper and silver based on their relative fair values at the date control transfers, determined by reference to forward market prices for the respective quotational periods on the LME. Both metals are provisionally priced and the receivables for both copper and silver are measured at fair value through profit or loss under IFRS 9.
The group is responsible for providing certain shipping and insurance services to the customer, which is generally before the date at which the group has transferred control of the goods. These services are not distinct within the context of the contract, and they are not separately identifiable from other promises within the contract. Accordingly, shipping and insurance services are not considered separate performance obligations and are treated as costs to fulfil the promise to transfer the related products. Any customer payments of shipping and handling costs are recorded within revenue. While the group’s customer has an option to take deliveries of the goods on Cost and Freight (CFR) and Cost, Insurance and Freight (CIF) basis, the customer generally opts for Free on Board
(FOB) based delivery where the group is responsible for loading the purchased goods onto the ship, and all costs associated up to that point.
(b)Toll treatment
The group has entered into agreements with various third parties to treat gold-bearing material at certain of the group's metallurgical plants in South Africa. The determination of the consideration receivable is set out in each individual contract, based on the third parties' specific circumstances. Revenue from toll treatment services is recognised as the group satisfies its single performance obligation under its contract with the third parties, which is the recovery of the gold through the treatment process and the facilitation of the ultimate sale of recovered gold. This is satisfied over time. The gold-bearing material, and thereafter recovered gold, remains at all times under control of the third parties until the ultimate sale of the recovered gold. Harmony therefore acts as agent in treating the gold-bearing material. Settlement is done in the month following the sale of gold (see below).
Subsequent to treatment, the group delivers the recovered gold on behalf of the third parties to Rand Refinery for further refining, whereafter it is sold. The group acts as an agent in the sales process, receiving payment on behalf of the third parties before transferring the amounts owed to them.

Notes to the group financial statements continued
For the year ended 30 June 2026
4Revenue continued

Accounting policy continued
(c)Hedging
The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. See the accounting policy for derivatives and hedging activities in note 2.

	SA Rand
Figures in million	2026	2025	2024
Commodities
Gold (a)	101 582	75 240	59 212
Copper (b)	3 375	—	—
Silver (c)	2 418	1 810	1 667
Uranium (d)	566	822	866
	107 941	77 872	61 745
Toll treatment services (e)	743	532	576
Revenue from contracts with customers	108 684	78 404	62 321
Consideration from streaming contract	—	86	323
Hedging loss (f)	(9 649)	(4 594)	(1 265)
Adjustments relating to CSA operation copper provisional pricing (g)	126	—	—
Adjustments relating to CSA operation silver provisional pricing (g)	77	—	—
Total revenue (h)	99 238	73 896	61 379
Revenue from contracts with customers
The points of transfer of control are as follows:

Gold and silver: South Africa (excluding streaming contract)	Metal is delivered and certificate of sale is issued.
Gold: Streaming contract (Mine Waste Solutions)	Gold is delivered and credited into the Franco-Nevada designated gold account.
Gold and silver: Hidden Valley	Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
Copper and silver: CSA
Copper concentrate is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises and the customer has gained control.

Uranium (Moab Khotsong)	Confirmation of transfer is issued.
Toll treatment services	As the gold-bearing material is treated and processed over time.
(a)The increase in gold revenue during the 2026 financial year is due to the average dollar gold price increasing by 45.5%, from
US$2 620/oz in the 2025 year to US$3 811/oz in 2026. This was partially offset by a 3.8% decrease in gold sold from
46 193kg to 44 418kg, coupled with the strengthening of the Rand/US$ exchange rate from an average of R18.15/US$ to
R16.89/US$.
The increase in gold revenue during the 2025 financial year is due to the average dollar gold price increasing by 31.1%, from
US$1 999/oz in the 2024 year to US$2 620/oz in 2025. This was offset by a 4.2% decrease in gold sold from 48 222kg to
46 193kg, coupled with the strengthening of the Rand/US$ exchange rate from an average of R18.70/US$ to R18.15/US$.
(b)Copper concentrate is derived from the CSA operation in Australia acquired as part of the MAC Copper acquisition. This relates to the revenue initially recognised when control transfers using the forward LME price to the estimated quotational period end date.
(c)Substantially all of the group's silver is derived from the Hidden Valley mine in Papua New Guinea. The increase in silver revenue in the 2026 financial year is mainly due to the average dollar silver price increasing by 112.6% from US$31.20/oz in the 2025 year to US$66.34/oz. This was offset by silver sold decreasing by 29.5% from 99 523kg in the 2025 year to
70 126kg.
The increase in silver revenue in the 2025 financial year is mainly due to a 26.2% increase in the average dollar silver price from US$24.72/oz in the 2024 year to US$31.20/oz. This was offset by silver sold decreasing by 11.3% to 99 523kg from
112 211kg in 2024.
(d)Uranium is derived from the Moab Khotsong operation. The decrease is mainly due to uranium sold decreasing by 30.0%
from 256 734kg in the 2025 year to 179 623kg in 2026.
The decrease in 2025 is due to uranium sold decreasing by 7.5% to 256 734kg from 277 599kg in 2024.

Notes to the group financial statements continued
For the year ended 30 June 2026
4Revenue continued
(e)The fees for services rendered for the treatment of third-party gold-bearing material at the Doornkop of R232 million
(2025: R203 million) (2024: R196 million) and Moab Khotsong operations of R511 million (2025: R329 million)
(2024: R380 million).
(f)The realised effective portion of the hedge-accounted gold derivatives was impacted by the average gold market spot price of
R2 301 395/kg (2025: R1 644 902/kg) (2024: R1 249 344/kg) during the 2026 financial year compared to the average forward price of matured contracts of R1 442 602/kg (2025: R1 306 033/kg) (2024: R1 134 735/kg). Refer to note 17 for further information.
(g)These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised.
(h)A geographical analysis of revenue origin is provided in the segment report. Refer to note 40 for further information.
5Cost of sales

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Production costs[1] (a)	48 435	43 149	38 995
Amortisation and depreciation of mining assets[1] (b)	7 174	4 902	4 650
Amortisation and depreciation of assets other than mining assets	162	77	96
Rehabilitation expenditure (c)	98	142	3
Care and maintenance costs of restructured shafts	328	380	246
Employment termination and restructuring costs (d)	105	200	86
Share-based payments (e)	601	573	171
Impairment/(reversal of impairment) of assets (f)	(2 779)	—	2 793
Toll treatment costs (g)	533	368	420
Other	(1)	(25)	(51)
Total cost of sales[1]	54 656	49 766	47 409
1  Refer to note 38 for further detail on restatement.
(a)Production costs include mine production, transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, concurrent environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed.
Production costs increased by R5.3 billion (12.3% year on year) during the 2026 year. These costs increased mainly due to above-inflation increases on costs including labour, contractors, electricity and consumables. The acquisition of MAC Copper contributed R1.6 billion to the increase in costs. Further the royalty expense increased due to higher revenue generated by the South African operations, which forms the basis for the calculation of South African mining tax royalties, as well as increasing rates used in the calculation. This was further impacted by the depletion of tax offsets due to increased profitability over the past two years. This was partially offset by an inventory adjustment of R668 million due to higher gold stock quantities on hand as at 30 June 2026. Increased stripping activities at both Kalgold and Hidden Valley resulted in a credit of
R1.2 billion to production costs during FY26.
Production costs increased by R4.2 billion (10.7% year on year) during 2025. These costs increased mainly due to above-
inflation increases on costs including labour, contractors, consumables and electricity. The royalty expense increased due to a higher rate being applied as a result of higher profits, as well as the increased revenue base to which it was applied. The change in inventory for the year increased production costs by R50 million due to lower gold stock quantities on hand as at
30 June 2025.

Notes to the group financial statements continued
For the year ended 30 June 2026
5Cost of sales continued
(a)Production costs continued
Production costs, analysed by nature, consist of the following:

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Labour costs, including contractors[1]	25 082	22 390	21 391
Consumables	11 470	10 461	10 101
Water and electricity	10 226	8 894	7 633
Insurance	409	318	293
Transportation	678	552	517
Change in inventory	(668)	50	(487)
Capitalisation of mine development costs	(2 504)	(2 429)	(2 315)
Stripping activities	(1 171)	(730)	(892)
Royalty expense - regulatory	3 384	1 910	1 277
Other[1]	1 529	1 733	1 477
Total production costs[1]	48 435	43 149	38 995
1Refer to note 38 for further detail on restatement.
Refer to note 40 for further detail on the production costs.
(b)The increase in depreciation for the 2026 year is mainly attributable to depreciation recognised on the assets acquired as part of the acquisition of MAC Copper, contributing R439 million from the depreciation of assets as well as R866 million recognised on the mineral right. A higher depreciable asset base at the South African operations from the commissioning of assets at the end of FY25 resulted in increased depreciation being recognised for the year.
The increased depreciation for the 2025 year was mainly attributable to higher production at Hidden Valley, increasing depreciation by R230 million year on year. Furthermore, assets brought into use on the completion of phase 1 of the
Kareerand TSF Extension project at the Mine Waste Solutions operation contributed a R102 million increase. These increases were offset by a decrease for Mponeng, where the depreciation decreased by R149 million year on year. This decrease stemmed from Mponeng’s increased reserve tonnes, which is the base for the depreciation calculation in terms of the units-of-
production method.
(c)For the assumptions used to calculate the rehabilitation costs, refer to note 24. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2026,
R110 million (2025: R82 million) (2024: R92 million) was spent on rehabilitation in South Africa.
(d)Harmony offered voluntary severance packages to employees to address over-complement labour and improve redundancies following the approval of the 2025 business plan in August 2024. This ceased in December 2025.
(e)Refer to note 34 for details on the share-based payment schemes implemented by the group.
(f)Management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses in terms of IAS 36 Impairment of Assets. Specific circumstances surrounding each of the individual CGUs were considered in this assessment in order to identify significant changes in the current financial year. The recoverable amounts for the CGUs tested were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3 of the fair value hierarchy.
Indicators and results of impairment assessments
The Moab Khotsong, Tshepong South, Joel, Target 1, Kusasalethu and Masimong CGUs experienced operational issues during the year ended 30 June 2026. These operational issues were considered to be indications of potential impairment and therefore an impairment assessment was performed for these CGUs. An impairment assessment was also performed for CSA which is subject to an annual impairment test as the CGU contains goodwill (refer to note 13 for further detail).
Additionally, on 24 November 2025 the final investment decision for Eva Copper was approved, thereby resulting in its technical and commercial viability being demonstrable. On this date, Eva Copper was reclassified from undeveloped properties to mining assets under construction. In accordance with IFRS 6 Exploration for and Evaluation of Mineral
Resources, an impairment assessment was performed for Eva Copper prior to its reclassification to mining assets under construction.
For the 2025 financial year, the Joel, Target 1, Masimong, Kusasalethu, Tshepong South and Kalgold CGUs experienced operational issues. Additionally, there were adverse changes to Target 1's LOM plan. These operational issues and the changes in the LOM plan of Target 1 were considered to be indicators of potential impairment and therefore an impairment assessment was performed for these CGUs as at 30 June 2025.

Notes to the group financial statements continued
For the year ended 30 June 2026
5Cost of sales continued
(f)Impairment/(reversal of impairment) of assets continued
Indicators and results of impairment assessments continued
For the 2024 financial year, the Target 1 and Doornkop CGUs experienced operational issues. Additionally, there were significant adverse changes to Doornkop's LOM plan. These issues and changes were considered to be indicators of potential impairment and therefore an impairment assessment was performed for the Target 1 and Doornkop CGUs.
Subsequent to 30 June 2024, management received information relating to the preliminary results of the exploration drilling programme conducted for Target North. These preliminary results indicated that a decrease of the mineral resource estimation attributable to Target North is likely. The decrease in the attributable ounces indicated by the preliminary results constitutes an indication of impairment. Even though the information was received after the reporting date, it has been assessed to be an adjusting event in terms of IAS 10, Events after the Reporting Date, as it provides more reliable information of circumstances that already existed as at 30 June 2024. Therefore an impairment assessment was also performed for
Target North in 2024.
Based on the impairment tests performed, no impairments were recorded for the 2026 and 2025 financial years. For the 2024 financial year, an impairment of property, plant and equipment was recorded for Target North of R2.8 billion.
The recoverable amount of Target North as at 30 June 2024 was R888 million. Target North is a greenfields exploration project. The impairment was as a result of information received during August 2024 by management relating to the preliminary results of the exploration drilling programme conducted. These preliminary results indicated a decrease in the mineral resource estimation.
The mineral resource estimate used to determine the recoverable amount of Target North changed from the previous estimate of 56.4 million resource ounces, consisting of 22 million indicated resources and 34.4 million inferred resources, to the current mineral resource estimate of 13.8 million ounces of inferred resources. The gold resource multiple price in US dollar terms was unchanged from previous assessments. Any reasonable possible changes to the unobservable inputs of the mineral resource estimate for Target North would have resulted in immaterial changes.
Indicators and results of reversal of impairment assessments
For CGUs that had previously been impaired, management first determined the carrying amounts that would have existed (net of depreciation) had no impairment losses been recognised in prior periods. Where this depreciation had not eliminated the depreciable amount available for reversal, management then assessed whether the impairment loss may no longer exist or may have decreased, including whether the estimated service potential of each CGU had increased in a sustained manner since the impairment was recognised.
For the 2026 financial year, indicators that a previously recognised impairment loss may no longer exist or may have decreased were identified for the Tshepong North, Tshepong South, Kusasalethu, Target 1 and Doornkop operations.
Management also performed assessments for the Moab Khotsong, Joel, Masimong and Target North operations and concluded that no reversal of previously recognised impairments of these CGUs was required as at 30 June 2026. For the
2025 and 2024 financial years, no indicators of reversal of impairment were identified and therefore no reversal of impairments were recognised. Refer to note 14 for further information.
Based on the reversal of impairment tests performed, the below reversal of previously recognised impairments were recognised as at 30 June 2026. These reversals of impairment reflect an increase in the estimated service potential of the respective CGUs, as a result of significantly higher gold price assumptions applied in the valuations at 30 June 2026. The reversal of impairments are presented as part of cost of sales on the group income statement.
At 31 December 2025, a reversal of previously recognised impairment relating to the Tshepong North CGU of R941 million was recognised. Cumulative impairments for Tshepong North of R2.3 billion was previously recognised, and the total recoverable amount as at 31 December 2025 was determined as R3.6 billion.
The reversal of impairment of assets recognised at 30 June 2026 is as follows:

Figures in million	SA Rand
CGU	Cumulative impairment recognised	Total recoverable amount	Reversal of impairment
Tshepong North	2 295	11 004	635
Tshepong South	2 987	4 314	651
Kusasalethu	2 092	7 416	266
Doornkop	617	8 249	286
(g)Relates to costs associated with services rendered for the treatment of third-party gold-bearing material. Refer to note 4 for further detail.

Notes to the group financial statements continued
For the year ended 30 June 2026
6Corporate, administration and other expenditure

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Professional and legal fees	128	104	92
Compliance and assurance costs	108	84	75
Corporate business development	383	73	38
Corporate office expenditure[1]	1 219	1 309	1 306
Other corporate and administration expenses	129	30	82
Total corporate, administration and other expenditure[1]	1 967	1 600	1 593
1Refer to note 38 for further detail on restatement.
7Foreign exchange translation gain/(loss)

	SA Rand
Figures in million	2026	2025	2024
Borrowings (a)	888	46	83
Other items (b)	(22)	(153)	14
Total foreign exchange translation gain/(loss)	866	(107)	97
(a)The increased gain recognised in 2026 was primarily driven by the increase in US dollar loan balances resulting from additional debt secured during the year to fund the acquisition of MAC Copper. Further, the Rand strengthened against the
US dollar, evidenced by a closing exchange rate of R16.39/US$1 (2025: R17.75/US$1) (2024:18.19 /US$1).
(b)This mainly relates to foreign cash exchange transactions and the translation of metal trade receivables.
8Other operating expenses

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Social investment expenditure	183	166	185
Loss on scrapping of property, plant and equipment (a)	115	164	97
Silicosis settlement provision (b)	12	2	(174)
Loss allowance/(credit)	50	(19)	35
Other (income)/expenses – net	69	(24)	109
Total other operating expenses[1]	429	289	252
1Refer to note 38 for further detail on the restatement.
(a)Refer to note 14 for details on the scrapping of property, plant and equipment.
(b)Refer to note 25 for details on the movement in the silicosis settlement.
9Investment income

Accounting policy
Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group. Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.
Cash flows from interest and dividends received are classified under operating activities in the cash flow statement.

	SA Rand
Figures in million	2026	2025	2024
Interest income from financial assets at amortised cost (a)	1 268	1 228	690
Dividend income	15	16	15
Net gain on financial instruments (b)	156	260	104
Total investment income	1 439	1 504	809
(a)Interest income increased during 2025 and 2026 mainly due to higher favourable cash balances.
(b)The net gain primarily relates to the environmental trust funds (refer to note 15).

Notes to the group financial statements continued
For the year ended 30 June 2026
10Finance costs

	SA Rand
Figures in million	2026	2025	2024
Financial liabilities
Borrowings (a)	1 034	266	426
Streaming arrangements (b)	427	—	—
Other creditors and liabilities	55	30	35
Total finance costs from financial liabilities	1 516	296	461
Non-financial liabilities
Time value of money and inflation component of rehabilitation costs	508	521	486
Other finance cost	34	28	68
Streaming arrangements	—	1	18
Total finance costs from non-financial liabilities	542	550	572
Total finance costs before interest capitalised	2 058	846	1 033
Interest capitalised (c)	(130)	(148)	(237)
Total finance costs	1 928	698	796
(a)The increase in finance costs on borrowings for 2026 is as a result of higher borrowings due to a large drawdown from the
US$1.25 billion bridge facility during the 2026 financial year. Refer to note 30 for further detail.
The decrease in finance costs on borrowings for 2025 and 2024 is as a result of lower borrowings due to repayments during the 2024 financial year and minimal drawdowns during the 2025 financial year.
(b)The streaming arrangements were part of the acquisition of MAC Copper and originated when MAC Copper entered into copper and silver streaming arrangements with OR Royalties on 16 June 2023. Refer to note 29 for further detail.
(c)The capitalisation rate used to determine capitalised borrowing costs is:

	Percent (%)
	2026	2025	2024
Capitalisation rate	6.8	7.5	8.2
11Taxation

Accounting policy
Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.
Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity, in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.
The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, streaming contract liabilities, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts and gold collars sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.
Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

11Taxation continued

Critical accounting estimates and judgements

Notes to the group financial statements continued
For the year ended 30 June 2026
The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 14, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.
Management has to exercise judgement with regard to deferred tax assets. The recoverability of deferred tax assets is assessed with reference to the current estimate of future profitability of the relevant legal entity’s operations. Where it is not probable that future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

The taxation expense for the year is as follows:

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
SA taxation
Mining tax (a)	7 830	3 968	2 309
– current year	7 819	3 968	2 313
– prior year	11	—	(4)
Non-mining tax (b)	295	204	107
– current year	273	202	107
– prior year	22	2	—
Deferred tax[1] (c)	2 397	2 459	525
– current year[1]	2 397	2 459	525
Foreign taxation
Income tax (d)	965	—	—
– current year	923	—	—
– prior year	42	—	—
Deferred tax (c)	(2 582)	—	—
– current year	(2 582)	—	—

Total taxation expense[1]	8 905	6 631	2 941
1Refer to note 38 for further detail on the restatement
(a)Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation, while the remainder is taxable at a higher rate (up to a maximum of 33%) than non-mining income (27%) as a result of applying the gold mining formula.
All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining taxable income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.
The increased mining tax expense is mainly attributable to the increased gold price realised, resulting in a significant increase in the profitability of the group's operations.

Notes to the group financial statements continued
For the year ended 30 June 2026
11Taxation continued
(a)Mining tax continued
The legal entities contributions to the mining tax expense is as follows:

	SA Rand
Figures in million	2026	2025	2024
Golden Core Trade and Invest (Proprietary) Limited (Mponeng)	2 921	1 990	1 129
Freegold (Harmony) (Proprietary) Limited (Freegold)	1564	365	235
Harmony Gold Mining Company Limited (Harmony Company)	725	253	144
Harmony Moab Khotsong Operations (Proprietary) Limited (Moab)	801	688	536
Chemwes Proprietary Limited (Chemwes)	686	51	—
Randfontein Estates Limited (Randfontein)	650	217	42
Tswelopele Beneficiation Operation Proprietary Limited (TBO)	320	269	181
Kalahari Goldridge Mining Company Limited (Kalgold)	163	135	42
Total mining tax expense	7 830	3 968	2 309
The mining tax rate remained unchanged at 33% for the 2026, 2025 and 2024 financial years. Additionally, there is an annual limitation of assessed loss utilisation to 80% of taxable income applicable for the 2026, 2025 and 2024 financial years.
(b)Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 27%. The expense for the 2026, 2025 and 2024 financial years relate mainly to non-mining tax on interest income received in Harmony Company.
The non-mining tax rate and statutory corporate rate remained unchanged at 27% for the 2026, 2025 and 2024 financial years. Additionally, there is an annual limitation of assessed loss utilisation to 80% of taxable income applicable for the 2026,
2025 and 2024 financial years.
(c)For the group’s South African gold mining entities, the deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year. The deferred tax rate for the group’s Australian and PNG entities is 30%.
Following the completion of the annual life-of-mine plans, management revised the weighted average deferred tax rates for all the South African operations. The higher gold price assumptions used resulted in an increase in the estimated profitability and consequently higher rates than in the prior year for all the subsidiaries. Refer to note 14 for assumptions used.
Changes to the deferred income tax rates were significant for the following entities:

	Percent (%)
	2026	2025 Restated[1]	2024 Restated[1]
Harmony Company[1]	23.8	20.3	25.4
Freegold[1]	19.6	17.2	11.7
Moab	23.6	21.2	19.0
Mponeng	21.0	17.2	8.1
Randfontein[1]	20.3	15.7	9.9
Kalgold	27.7	26.2	21.5
Chemwes	28.9	26.3	18.1
1 Refer to note 38 for further detail on the restatement.
These changes, together with changes in the temporary differences, had the following impacts:
•Increase in temporary differences related to the carrying value of South African property, plant and equipment resulted in an increase of R1.6 billion in the deferred tax expense (2025: R1.1 billion) (2024: R510 million).
•A previously unrecognised deferred tax asset of R1.1 billion and R1.5 billion has been recognised by MCG and Harmony
Gold Australia (HGA), respectively. Refer below to deferred tax section for further disclosure with regards to the deferred tax assets recognised
•The change in deferred tax rates of the group’s South African entities, excluding the effect on hedge accounted derivatives, resulted in an increase in the deferred tax expense and liability to the amount of R786 million (2025: R1.1 billion)
(2024: R618  million).

Notes to the group financial statements continued
For the year ended 30 June 2026
11Taxation continued
(c)Deferred tax continued
During the year, management considered whether the unrecognised deferred tax asset related to the group's Papua New
Guinea entity, Morobe Consolidated Goldfields Limited (MCG), should be recognised, partially or in full. Due to the significant increase in the Hidden Valley operation's estimated future taxable profits a portion of the unrecognised deferred tax asset to the value of R1.1 billion has now been recognised as at 30 June 2026. Management also considered the recognition of previously unrecognised deferred tax assets related to Harmony Gold Australia. Due to the acquisition of MAC Copper, which included the CSA mine, the group's Australian entities moved into a net deferred tax liability including the previously unrecognised deferred tax asset. Consequently, the full unrecognised deferred tax asset of R1.5 billion has now been recognised as at 30 June 2026.
(d)The foreign income taxation relates to the group’s PNG and Australian entities, which are both taxed at a standard rate of
30%. Morobe Consolidated Goldfields Limited (MCG) in PNG contributed R934 million to the income tax expense.
(e)The Harmony group is within the scope of the Pillar Two model rules established by the Organisation for Economic
Co-operation and Development (OECD). Harmony is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate. Harmony has applied the exemption to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Harmony operates in the
South African, Australian, Jersey and Papua New Guinea tax jurisdictions. Legislation addressing Pillar Two income tax laws has been passed and implemented by the governments of South Africa and Australia for an implementation date for years of assessment beginning on or after 1 January 2024, and by the government of Jersey for an implementation date for years of assessment beginning on or after 1 January 2025. No announcements regarding Pillar Two income tax laws have been made by the Papua New Guinean government.
Harmony is therefore subject to Pillar Two income tax laws in the South African and Australian jurisdictions for the 2025 financial year and onwards, and in the Jersey jurisdiction for the 2026 financial year and onwards. Based on the assessment performed and application of the available transitional safe harbours for the South African jurisdiction, it is assessed that none of Harmony’s profits in this jurisdiction would be at risk of being subject to Pillar Two taxes for FY25 or FY26. For the
Australian and Jersey jurisdictions, the detailed assessment performed determined that both jurisdictions are in a net Global
Anti-Base Erosion (GloBE) loss position for FY26; as there is no net GloBE income against which an effective tax rate can be computed, no Pillar Two top-up tax is payable for either jurisdiction. As the Papua New Guinean government has not enacted
Pillar Two legislation, any top-up tax on Harmony’s Papua New Guinean profits would instead be collected through the
Inclusion Rule applied by Harmony, as ultimate parent entity, in South Africa; the detailed assessment performed determined that the effective tax rate for the Papua New Guinean jurisdiction exceeds 15% for FY26 and FY25, resulting in no such top-
up tax being payable.
The movement in the net income tax payable/(receivable) recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	(10)	117
Expense per income statement	9 090	4 172
Income taxes paid	(8 219)	(4 289)
Acquisition of MAC Copper	45	—
Foreign exchange translation	(94)	—
Other	—	(10)
Balance at end of year	812	(10)
Income taxes payable	874	72
Income taxes receivable	(62)	(82)

Notes to the group financial statements continued
For the year ended 30 June 2026
11Taxation continued
Income and mining tax rates
Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 33% were:

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Tax expense on net profit at the mining statutory tax rate[1]	12 658	6 989	3 708
Non-allowable deductions and non-taxable items[1]	1 340	583	529
Equity-settled share-based payments	251	226	82
Acquisition-related costs	454	—	—
Exploration expenditure	384	201	242
Finance costs	279	87	138
Other[1]	(28)	69	67
Movement in temporary differences related to property, plant and equipment[1] (a)	535	645	1 574
Movements in other temporary differences[1]	(89)	(189)	(745)
Difference between effective mining tax rate and statutory mining rate on mining income	(1 195)	(796)	(650)
Difference between non-mining tax rate and statutory mining rate on non- mining income	(58)	(43)	(23)
Prior year adjustment - mining and non-mining taxes	75	—	—
Effect on temporary differences due to changes in effective tax rates[1]	805	1 108	(3)
Capital allowances (b)	(1 514)	(1 327)	(1 183)
Utilisation of deferred tax asset previously not recognised (c)	(1 070)	(339)	(266)
Deferred tax asset previously not recognised now recorded (d)	(2 582)	—	—
Income and mining taxation expense[1]	8 905	6 631	2 941
Effective income and mining tax rate (%)[1]	23	31	26
1Refer to note 38 for further detail on the restatement.
(a)The amount in 2025 was mainly as a result of the increase in the unredeemed capital expenditure balance of Avgold Limited
(Avgold). This was offset by an increase in the net carrying value of property, plant and equipment for Mponeng, Moab and
Chemwes. The amount in 2024 mainly relates to an increase in the unredeemed capital expenditure balance of Avgold as well as the impairment of Target North. This was offset by an increase in the net carrying value of property, plant and equipment of
Chemwes.
(b)This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South
Africa. A significant portion relates to Avgold which has a 0% effective tax rate.
(c)This relates to the utilisation of PNG and Australian tax losses for which future taxable profits were previously assessed as uncertain and were not considered probable.
(d)Relates to the recognition of deferred tax assets related to the group’s PNG and Australian entities. Refer below to deferred tax section for further disclosure with regards to the deferred tax assets recognised.
Deferred tax
The analysis of deferred tax assets and liabilities is as follows:

SA Rand
Figures in million	2026	2025 Restated[1]
Deferred tax assets[1]	(5 674)	(2 320)
Deferred tax asset to be recovered after more than 12 months	(3 544)	(1 121)
Deferred tax asset to be recovered within 12 months[1]	(2 130)	(1 199)
Deferred tax liabilities[1]	15 128	6 366
Deferred tax liability to be recovered after more than 12 months[1]	14 133	5 695
Deferred tax liability to be recovered within 12 months	995	671

Net deferred tax liability[1]	9 454	4 046
1Refer to note 38 for further detail on the restatement.

Notes to the group financial statements continued
For the year ended 30 June 2026
11Taxation continued
Deferred tax continued
Deferred tax liabilities and assets on the balance sheet as of 30 June 2026 and 30 June 2025 relate to the following:

	SA Rand
Figures in million	2026	2025 Restated[1]
Gross deferred tax liabilities[1]	15 128	6 366
Amortisation and depreciation[1] (a)	14 475	6 289
Derivative financial instruments	465	26
Other	188	51
Gross deferred tax assets[1]	(5 674)	(2 320)
Unredeemed capital expenditure (b)	(1 919)	(1 725)
Provisions, including non-current provisions[1]	(1 738)	(1 436)
Derivative financial instruments	(1 086)	(1 578)
Contingent consideration liability	(588)	(334)
Streaming contract liability	(1 123)	—
Other	(76)	(29)
Tax losses (c)	(1 253)	(1 872)
Deferred tax asset not recognised (d)	2 109	4 654

Net deferred tax liability[1]	9 454	4 046
1Refer to note 38 for further detail on the restatement.
(a)The increase in amortisation and depreciation year on year is as a result of the increase in the carrying amount of property, plant and equipment, mainly relating to asset additions and the acquisition of MAC Copper. Refer to note 13 and 14.
(b)Unredeemed capital expenditure mainly consists of Hidden Valley R1.3 billion (2025: R1.4 billion).
(c)The majority of the amount relates to Australia tax losses of R1.2 billion (2025: R1.0 billion).
(d)The deferred tax asset not recognised relates to Harmony's PNG and Australian operations.
Movement in the net deferred tax liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2026	2025 Restated[1]
Balance at beginning of year[1]	4 046	2 522
Expense/(credit) per income statement[1]	(185)	2 459
Acquisition of MAC Copper and related assets	4 656	—
Foreign exchange translation	73	—
Tax expense/(credit) directly charged to other comprehensive income[2]	864	(936)
Balance at end of year[1]	9 454	4 046
Deferred tax assets per balance sheet[1]	(1 121)	(126)
Deferred tax liabilities per balance sheet[1]	10 575	4 172
1Refer to note 38 for further detail on the restatement.
2Relates predominantly to hedge-accounted derivative financial instruments. Refer to note 17 and 23.
A deferred tax asset of R39 million continues to be recognised for Harmony Company at 30 June 2026. At 30 June 2026, it is
considered probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

Notes to the group financial statements continued
For the year ended 30 June 2026
11Taxation continued
Deferred tax continued

	SA Rand
Figures in million	2026	2025
As at 30 June, the group had the following potential future tax deductions:
Unredeemed capital expenditure available for utilisation against future mining taxable income (a)	50 001	53 889
Tax losses carried forward utilisable against mining taxable income	7 746	9 504
Capital gains tax (CGT) losses available to be utilised against future CGT gains (d)	581	570
As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above:	16 420	19 742
The unrecognised temporary differences are:
Unredeemed capital expenditure (c)	46 173	52 361
Tax losses (b)	3 668	9 504
CGT losses (d)	581	570
(a)Includes Avgold R43.4 billion (2025: R38.7 billion), Moab R1.8 billion (2025: R1.1 billion), Mponeng R148 million
(2025: R139 million) and Hidden Valley R4.4 billion (2025: R13.7 billion). These have an unlimited carry-forward period.
(b)Relates mainly to Australia Rnil (2025: R3.4 billion), PNG R2 million (2025: R2.7 billion) and Avgold R3.6 billion (2025:
R3.3 billion). These have an unlimited carry-forward period.
(c)Relates to Avgold and Hidden Valley.
(d)The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains. These have an unlimited carry-forward period.
Dividend tax (DT)
The withholding tax on dividends remained unchanged at 20%.
12Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2026	2025	2024
Ordinary shares in issue (000)	636 799	634 768	632 634
Adjustment for weighted number of ordinary shares in issue (000) (a)	(467)	(468)	(7 930)
Weighted number of ordinary shares in issue (000)	636 332	634 300	624 704
Adjustment for weighted number of treasury shares (000) (b)	(11 999)	(12 451)	(5 267)
Basic weighted average number of ordinary shares in issue (000)	624 333	621 849	619 437

SA Rand
	2026	2025 Restated[1]	2024 Restated[1]
Total net profit attributable to shareholders (million)	29 349	14 384	8 196
Total basic earnings per share (cents)	4 701	2 313	1 323
1 Refer to note 38 for further detail on restatement.
(a)These are the weighted number of ordinary shares for the years presented. The 2024 amount includes 12 651 525 shares issued on 4 April 2024 as part of the new Harmony ESOP scheme. Refer to note 22 for the actual number of treasury shares that are in issue.
(b)These are the weighted number of treasury shares for the years presented. The increase in 2025 was due to the ESOP plan shares being weighted for a full 12-month period in 2025 compared to a five-month period in 2024. The impact of the shares on the basic weighted average number of shares was 11 951 993 in 2026 (2025: 12 404 035). Refer to note 22 for the actual number of treasury shares that are in issue.

Notes to the group financial statements continued
For the year ended 30 June 2026
12Earnings per share continued
Diluted earnings per share
For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2026	2025	2024
Weighted average number of ordinary shares in issue (000)	624 333	621 849	619 437
Potential ordinary shares (000) (a)	9 258	6 851	10 256
Weighted average number of ordinary shares for diluted earnings per share (000)	633 591	628 700	629 693

SA Rand
	2026	2025 Restated[1]	2024 Restated[1]
Total diluted earnings per share (cents)	4 632	2 288	1 302
1Refer to note 38 for further detail on restatement.
(a)The issue price and the exercise of share options issued to the employees include the fair value of any services to be supplied to the entity in the future under the share option or other share-based payment arrangements.
Dividends

Accounting policy
Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in
South African Rand.
Cash flows from dividends paid are classified under financing activities in the cash flow statement.

Notes to the group financial statements continued
For the year ended 30 June 2026
12Earnings per share continued
Dividends continued
•The board declared an interim ordinary dividend of 530 SA cents for the year ended 30 June 2026 and R3.4 billion was paid on
28 April 2026. In 2025, an interim ordinary dividend of 227 SA cents was declared and R1.4 billion was paid on 14 April 2025. In
2024, an interim ordinary dividend of 147 SA cents was declared and R930 million was paid on 15 April 2024.
•For the 2025 year, a final dividend of 155 SA cents was declared by the board, amounting to R986 million which was paid on
13 October 2025.  For 2024, 94 SA cents was declared and an amount of R596 million was paid on 14 October 2024.
•The board declared a final ordinary dividend of 750 SA cents for the year ended 30 June 2026 on 26 August 2026. An amount of
R4.8 billion was paid on 12 October 2026.
•Harmony declares an annual preference share dividend to the Harmony Gold Community Trust (the Trust) relating to the convertible preference shares which are treasury shares (refer to note 22 for details). The board declared a preference dividend of R47 million which was paid to the Trust on 10 September 2026 (2025: R22 million on 15 September 2025 and 2024:
R15 million on 17 September 2024).
•During 2026, dividend payments of R99 million were made to the non-controlling interest holders in Tswelopele Beneficiation
Operation (Proprietary) Limited (TBO) (2025: R62 million) (2024: R43 million).
Dividends paid to owners of the parent

	SA Rand
	2026	2025	2024
Dividends declared (millions)	4 364	2 038	1 394
Dividend per share (cents)	685	321	222
13Acquisitions and business combinations
Acquisition of MAC Copper
On 27 May 2025, Harmony announced that it has entered into a binding agreement to acquire, through its wholly owned Australian subsidiary Harmony Gold (Australia) Pty Limited, 100% of the securities in MAC Copper Limited (MAC Copper). MAC Copper has a
100% interest in the CSA mine, its sole asset, which is located in the Cobar Region of New South Wales, Australia. The acquisition supports Harmony’s strategic objective of transitioning into a low-cost, global gold and copper mining company. Based on management’s assessment the transaction meets the definition of a business combination as defined by IFRS 3 Business
Combinations.
Upon completion of the transaction, the following obligations of MAC Copper have been assumed by Harmony:
•The silver purchase agreement (silver stream) with OR Royalties Inc. (OR Royalties) pursuant to which OR Royalties receives refined silver equal to 100% of the payable silver production from CSA and makes ongoing payments equal to 4% of the spot silver price per ounce at the time of delivery (refer to note 29)
•The copper purchase agreement (copper stream) with OR Royalties pursuant to which OR Royalties receives refined copper equal to 2.25% to 4.875% of the payable copper production from CSA, which amounts may be reduced through the exercise of a buy-down option, with OR Royalties making ongoing payments equal to 4% of the spot copper price per tonne at the time of delivery (refer to note 29)
•The royalty deed with Glencore Operations Australia (Pty) Limited (Glencore) pursuant to which Glencore is entitled to a 1.5% net smelter return royalty over the life of the CSA mine (refer to note 27) and
•The sale and purchase agreement between MAC Copper and Glencore relating to US$150 million of contingent payments, where a once-off payment of US$75 million is due in the event that the copper price averages more than US$4.25/lb for 18 continuous months at any stage during the life of the CSA mine and a further once-off payment of US$75 million in the event that the copper price averages more than US$4.50/lb for 24 continuous months during the life of the CSA mine (refer to note 27).
Effective date
The last condition precedent for the transaction was fulfilled during October 2025, resulting in an acquisition date of 24 October
2025.
Cash generating units identified
CSA, with its associated assets and liabilities, was identified as the only cash generating unit (CGU).
Consideration transferred
The consideration for the transaction is a cash payment of US$12.25 per MAC Copper share, amounting to US$1.0 billion
(R17.5 billion) paid on 23 October 2025.
The amount disclosed in the cash flow statement for cash paid for the acquisition of MAC Copper is determined as follows:

SA Rand
Figures in million	24 October 2025
Cash consideration paid	17 480
Cash acquired	(420)
Net cash paid on 24 October 2025	17 060
Acquisition-related costs
The total of R1.4 billion for acquisition costs for the year ended 30 June 2026 relates to various costs directly attributable to the acquisition process. These costs include stamp duty, attorney and advisory fees.

Notes to the group financial statements continued
For the year ended 30 June 2026
13Acquisitions and business combinations continued
Acquisition of MAC Copper continued
Acquisition-related costs continued
There have also been costs incurred for the integration of the acquired assets into Harmony's existing structures and systems.
These costs include project management and consultancy fees. These costs amounted to R94 million for the year ended 30 June
2026 and have been included in Corporate, administration and other expenditure.
Identifiable assets acquired and liabilities assumed
For the period ended 31 December 2025 the fair value exercise, also known as the purchase price allocation, was prepared on a provisional basis in accordance with IFRS 3. During the measurement period, being 12 months permitted in terms of IFRS 3 for completion of the fair value exercise, Harmony concluded the process of determining the property, plant and equipment, streaming contract assets, income tax payable, contingent consideration liabilities, streaming contract liabilities and the resultant deferred tax associated with these balances. No other key valuation assumptions were revised.
Management considers the revised purchase price allocation to be final and the accounting for the acquisition to be concluded as at 30 June 2026. The final amounts for the identifiable assets acquired and liabilities assumed have been included below.
Critical estimates and assumptions of business valuations performed
The provisional fair value of the identifiable net assets acquired was determined based on the fair value of the consideration transferred for the transaction. This was further supported by the expected discounted cash flows based on the life-of-mine plan of
CSA. Upon finalisation of the purchase price allocation, the fair value of the consideration transferred was no longer considered representative of the finalised fair value of the identifiable net assets acquired. Accordingly, the finalised fair value of the identifiable net assets acquired was determined based on the expected discounted cash flows from the life-of-mine plan for CSA, after reflecting measurement period adjustments. As a result, goodwill was recognised upon finalisation of the purchase price allocation on 30 June 2026.
Key assumptions for the level 3 fair value measurement of CSA includes real copper prices ranging from US$4.75/lb to US$5.35/lb, real silver prices ranging from US$32.31/oz to US$51.02/oz, real zinc prices ranging from US$1.27/lb to US$1.33/lb, a marketable post-tax real discount rate of 7.75%, US$/A$ exchange rates ranging from US$0.66/A$1 to US$0.69/A$1 and the CSA life-of-mine plan. The valuation was performed as at 24 October 2025. The tax rates used to calculate deferred tax is based on Australian tax rates and tax laws that have been enacted at acquisition date. The deferred tax rate used as at 24 October 2025 was 30%.
Fair value determination of acquired operations
The fair values as at the acquisition date are as follows:

	SA Rand
Figures in million	Provisional fair value	Measurement period adjustments	Final fair value
Assets
Non-current assets
Property, plant and equipment	37 623	(5 357)	32 266
Other non-current assets	76	—	76
Streaming contract assets[1]	199	10	209
Current assets
Inventories	432	—	432
Trade and other receivables[2]	303	—	303
Cash and cash equivalents	420	—	420
Non-current liabilities
Deferred tax liabilities	7 478	(2 822)	4 656
Provision for environmental rehabilitation	222	—	222
Contingent consideration liabilities	860	(58)	802
Other non-current liabilities	107	—	107
Streaming contract liabilities	4 617	237	4 854
Current liabilities
Borrowings	3 858	—	3 858
Income tax payable	250	(205)	45
Trade and other payables	820	—	820
Contingent consideration liabilities	2 511	(1)	2 510
Derivative financial liabilities	503	—	503
Streaming contract liabilities	347	62	409
Fair value of net identifiable assets acquired at 24 October 2025	17 480	(2 558)	14 922
1This relates to the copper compound derivative, refer to note 29 for further information.
2The gross contractual amounts receivable is equal to the fair value of the receivables as at acquisition date.

Notes to the group financial statements continued
For the year ended 30 June 2026
13Acquisitions and business combinations continued
Acquisition of MAC Copper continued
Goodwill

Accounting policy
Goodwill is an intangible asset with an indefinite useful life which is not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries and joint operations is included as a separate line on the balance sheet. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.
Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is reallocated to the units affected.
The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill arising from the acquisition has been recognised as follows:

SA Rand
Figures in million	24 October 2025
Consideration paid	17 480
Fair value of net identifiable assets	(14 922)
Goodwill	2 558
The goodwill has been allocated to CSA. The goodwill recognised is mainly attributable to broader strategic benefits to Harmony arising from the acquisition, including increased exposure to copper, portfolio diversification, enhanced operating scale, strategic optionality in relation to future mine planning and development, and the potential to leverage Harmony's technical, operational and financial capabilities across the acquired asset base. None of the goodwill recognised is expected to be deductible for tax purposes.
The movement in goodwill is as follows:

SA Rand
Figures in million	2026	2025
Balance at beginning of year	—	—
Additions	2 558	—
Foreign exchange translation	20	—
Balance at end of year	2 578	—
The net carrying value of goodwill has been allocated to the following cash generating unit:
CSA	2 578	—
Net carrying value	2 578	—
Performance of acquired operation
For the year ended 30 June 2026, the acquired operation contributed revenue of R3.8 billion and a net loss of R1.2 billion since acquisition date. Should the acquisition have occurred on 1 July 2025, the group’s pro forma consolidated revenue would have been
R101.9 billion and pro forma consolidated profit would have been R30.8 billion.
The following information was used to determine the revenue and net loss for the acquired operation for the period 1 July 2025 to
30 June 2026:
•1 July 2025 to 24 October 2025: The revenue and net profit per the CSA trial balance for the period 1 July 2025 to 24 October
2025
•25 October 2025 to 30 June 2026: The revenue and net loss for MAC Copper as included as part of the consolidated income statement for the year ended 30 June 2026
•The revenue and net loss in A$ terms for the period of 1 July 2025 to 24 October 2025 and 25 October 2025 to 30 June 2026 as
determined above, were translated using the average Rand/A$ exchange rate of R11.49/A$1 and R11.45/A$1, respectively.

Notes to the group financial statements continued
For the year ended 30 June 2026
14Property, plant and equipment

	SA Rand
Figures in million	2026	2025 Restated[1]
Mining assets[1]	67 578	33 992
Mining assets under construction	22 418	8 712
Undeveloped properties	1 214	4 341
Other non-mining assets	647	588
Total property, plant and equipment	91 857	47 633
1Refer to note 38 for further detail on restatement.
Mining assets

Accounting policy
Mining assets, including mine development costs and mine plant facilities, are initially recorded at cost, whereafter they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.
The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land, both owned and not owned by the group.
Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the fair value at acquisition.
The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.
Depreciation
Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.
Mineral rights associated with production phase mineral interests are amortised over the life-of-mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.
Impairment
Testing for impairment is done in terms of the group policy as discussed in note 2.5.
Scrapping of assets
Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.
Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.
Stripping activities
The removal of overburden and other mine waste materials is often necessary during the initial development of an opencast mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production. The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.
When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 Inventories.
Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified, it is determined based on the volume of waste extracted compared to expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.
In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.

Notes to the group financial statements continued
For the year ended 30 June 2026
14Property, plant and equipment continued
Mining assets continued

Accounting policy continued
All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.
The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

Critical accounting estimates and judgements – Mineral Reserves and Resources
Mineral reserves and resources are estimates of the amount of mineral content that can be economically and legally extracted from the group’s properties. In order to calculate the mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates. Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
Because the economic assumptions used to estimate the mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year.
Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:
•Asset carrying values may be affected due to changes in estimated cash flows
•Scrapping of assets to be recorded in the income statement following the derecognition of assets as no future economic benefit expected
•Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method
•Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves
•Useful life and residual values may be affected by the change in mineral reserves.
At the end of each financial year, the estimate of proved and probable mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Critical accounting estimates and judgements – production start date
Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
•The level of capital expenditure compared to the total project cost estimates
•The ability to produce the commodity in a saleable form (where more than an insignificant amount of the commodity has been produced)
•The ability to sustain the ongoing production of the commodity.

Critical accounting estimates and judgements – stripping activities
The determination of the volume of waste extracted and the expected volume for the identified component of the orebody is dependent on an individual mine’s design and life-of-mine plan and therefore changes to the design or life-of-mine plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the life-of-mine plan.
The assessment depends on a range of factors including each mine’s specific operational features and materiality.

Critical accounting estimates and judgements – impairment of assets
The recoverable amount of mining assets is generally determined utilising real discounted future cash flows (post tax). No material difference in recoverable amounts is expected should real future cash flows be discounted on a pre-tax basis. Management also considers such factors as the quality of the individual orebody, market risk, asset-specific risks and country risk in determining the fair value.
Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, market discount rates, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.
The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
(SAMREC), as well as resources where management has high confidence in the orebody and economical recovery of the mineral content, based on historic and similar geological experience.

Notes to the group financial statements continued
For the year ended 30 June 2026
14Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
During the years under review, the group calculated the recoverable amounts (generally fair value less costs to sell) of CGUs for which indicators of impairment were identified (refer to note 5). These recoverable amounts are based on updated life-of-mine plans and the following relevant assumptions:

	2026	2025	2024
US$ gold price per ounce
– Year 1	5 016	3 105	2 258
– Year 2	4 593	2 892	2 173
– Year 3	4 024	2 604	2 049
– Year 4	3 590	2 237	1 772
– Long term (Year 5 onwards)	2 915	2 237	1 772
US$ copper price per pound
– Year 1	5.73	n/a	n/a
– Year 2	5.48	n/a	n/a
– Year 3	5.31	n/a	n/a
– Year 4	5.07	n/a	n/a
– Long term (Year 5 onwards)	4.78	n/a	n/a
US$ silver price per ounce
– Year 1	78.26	n/a	n/a
– Year 2	67.32	n/a	n/a
– Year 3	55.68	n/a	n/a
– Year 4	48.48	n/a	n/a
– Long term (Year 5 onwards)	38.90	n/a	n/a
Rand gold price (R/kg)
– Year 1	2 675 000	1 792 000	1 335 000
– Year 2	2 454 000	1 639 000	1 255 000
– Year 3	2 185 000	1 508 000	1 209 000
– Year 4	1 988 000	1 334 000	1 040 000
– Long term (Year 5 onwards)	1 650 000	1 334 000	1 040 000
Exchange rate (R/US$)
– Year 1	16.59	17.95	18.39
– Year 2	16.62	17.63	17.96
– Year 3	16.89	18.01	18.36
– Year 4	17.22	18.54	18.26
– Long term (Year 5 onwards)	17.60	18.54	18.26
Gold resources multiples (US$/oz) (Underground resources)
Measured	16.50	n/a	16.50
Indicated	9.00	n/a	9.00
Inferred	3.60	n/a	3.60
Copper resources multiples (US$/lb)
Inferred	0.21	n/a	n/a
Zinc resources multiples (US$/lb)	0.06	n/a	n/a
The recoverable amount of mining assets is determined utilising real discounted future cash flows. Certain CGUs’ recoverable amounts included resource multiple valuations (which is a market-based valuation technique) in the case of undeveloped properties and certain resource bases. For the 2026 and 2024 financial years, the recoverable amounts of Target North and Doornkop's
Kimberley Reef have been determined using the resource multiple valuations. Refer to note 5 for more information regarding CGUs tested for impairment. In 2025, the CGUs to which the resource bases are attributed to were not tested for impairment, nor were the undeveloped properties.

Notes to the group financial statements continued
For the year ended 30 June 2026
14Property, plant and equipment continued
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore the impairment assessment, is the expected commodity prices. Management continues to differentiate between short-, medium- and long-term assumptions used in the models. The long-term price was determined as part of the annual budgeting process and is used as the cut-off price for calculating Mineral Reserves included in the declaration of Mineral Resources and Reserves in terms of SAMREC.
Due to the volatility experienced in commodity prices during the financial year, management opted to further differentiate between short-, medium- and long-term assumptions used in recoverable amount calculations. The medium-term assumptions have been extended to cover year 2 to 4 (previously year 2 and 3), before the long-term assumptions are applied from year 5 onwards
(previously from year 4 onwards).
The discounted cash flow models include the estimated production cost and carbon tax savings arising from the rollout of
Harmony's renewable energy programme.
During the current year, post-tax real discount rate used for South African CGUs tested for impairment and reversal of impairments ranged between 11.3% (2025: 11.2%) and 13.0% (2025: 12.4%) were used to determine the recoverable amounts of the CGUs tested, while the real post-tax discount rate used for the CSA CGU and Eva Copper was 7.6% and 8.1% respectively. In 2024, the post-tax real discount rates of 10.7% and 12.2% were used to determine the recoverable amounts for the Doornkop and Target 1
CGUs, respectively. No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis. Refer to note 5 for more information regarding CGUs tested for impairment and reversal of impairment.
Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Cash flows from potential projects, life-of-mine extensions and residual ounces can also be included in the impairment assessment where deemed appropriate. An additional risk premium is added to the post-tax real discount rates in these instances.
Should management’s estimate of the future not reflect actual events, further impairments may be identified.
Factors affecting the estimates may include:
•Changes to proved and probable ore reserves
•Economical recovery of resources
•The grade of the ore reserves may vary significantly from time to time
•Review of strategy
•Unforeseen operational issues at the mines
•Differences between actual commodity prices and commodity price assumptions
•Changes in the discount rate and foreign exchange rates
•Changes in capital, operating mining, processing and reclamation costs
•Mines' ability to convert resources into reserves
•Potential production stoppages for indefinite periods
•The implementation of Harmony’s renewable energy programme
•Carbon tax.

Sensitivity analysis – impairment of assets
Commodity prices  – Gold
One of the most significant assumptions that influence the LOM plans and therefore impairment and reversal assessments is the expected commodity prices. Management determined reasonably possible changes in gold price assumptions of a 5.5% decrease
(2025: 10.8%) and 29.9% increase (2025: 29.1% ). These changes were based on determining reasonably possible adjusted long-
term US$ gold price assumptions using the standard deviation of market analysts’ forecasted long-term US$ gold price assumptions. These reasonably possible adjusted long-term US$ gold price forecasts were then compared to Harmony's long-term
US$ gold price assumption. These reasonable possible changes in assumptions would not change the conclusions reached regarding the recognition of impairments or reversal of impairments. The quantum of the reversals are also not affected.
Commodity prices  – Copper
Management determined reasonably possible changes in copper price assumptions of an 11.2% decrease and an 11.4% increase.
These changes were based on determining reasonably possible adjusted long-term US$ copper price assumptions using the standard deviation of market analysts’ forecasted long-term US$ copper price assumptions. These reasonably possible adjusted long-term US$ copper price forecasts were then compared to Harmony’s long-term US$ copper price assumption. The increase in the copper price assumptions would have resulted in no impairments being recorded. An 11.2% decrease in the copper price assumptions (with all other variables held constant) would have resulted in a R4.4 billion post-tax impairment being recorded as at
30 June 2026 for CSA.
Production profile
In addition to the expected commodity prices in 2025, the production profiles of Target 1 and Tshepong South have also been assessed as sensitive assumptions that influence the LOM plans, and therefore the impairment assessments of these CGUs. For
Target 1, the recoverable amount was determined as R4.2 billion as at 30 June 2025. Management determined that should the production profile of Target 1 decrease by 8.6% (with all other variables held constant), this would result in the recoverable amount being equal to the post-tax carrying amount of R2.1 billion as at 30 June 2025.
For Tshepong South, the recoverable amount was determined as R3.3 billion as at 30 June 2025. Management determined that should the production profile of Tshepong South decrease by 5.3% (with all other variables held constant), this would result in the recoverable amount being equal to the post-tax carrying amount of R2.3 billion as at 30 June 2025.
14Property, plant and equipment continued

Notes to the group financial statements continued
For the year ended 30 June 2026
Mining assets continued

Critical accounting estimates and judgements – impairment of assets continued
Production profile continued
The production profiles of the other CGUs tested for impairment are not considered to be sensitive assumptions. This is based on the fact that a 15.0% decrease in these production profiles (with all other variables held constant) would not result in any impairments being recognised as at 30 June 2025.
The production profiles of all CGUs are not considered to be sensitive assumptions as at 30 June 2026.

The movement in the mining assets is as follows:

	SA Rand
Figures in million	2026	2025 Restated[1]
Cost
Balance at beginning of year	87 546	79 099
Fully depreciated assets no longer in use derecognised (a)	(19)	(487)
Additions	6 884	6 595
Acquisitions (a)	32 266	—
Disposals	(723)	—
Scrapping of assets (b)	(348)	(532)
Adjustment to rehabilitation asset (c)	336	519
Transfers and other movements (d)	1 332	4 181
Translation	(3 870)	(1 829)
Balance at end of year	123 404	87 546
Accumulated depreciation and impairments
Balance at beginning of year[1]	53 554	50 715
Fully depreciated assets no longer in use derecognised	(19)	(487)
Reversal of impairment of assets (e)	(2 144)	—
Disposals	(478)	—
Scrapping of assets (b)	(233)	(362)
Depreciation (f)[1]	7 295	4 895
Translation	(2 149)	(1 207)
Balance at end of year	55 826	53 554	53 554
Net carrying value	67 578	33 992
1Refer to note 38 for further detail on restatement.
(a)The R32.3 billion movement relates to mining assets acquired as part of the MAC Copper acquisition. Refer to note 13 for further details.
(b)Refer to note 8 for the total loss on scrapping recognised. This relates primarily to the derecognition of mining assets that were no longer expected to provide future economic benefits.
(c)Refer to note 24 for details on the adjustment to the rehabilitation asset.
(d)During the 2026 year an amount of R1.2 billion (2025: R1.1 billion) was transferred to mining assets at Hidden Valley. This related to ongoing mining development costs. During the 2025 year the Doornkop 207 Level and Kareerand Tailings Storage
Facility projects were completed and amounts of R643 million and R1.7 billion, respectively, were transferred to mining assets.
(e)During the period, the group recognised a reversal of previously recognised impairment losses in respect of the Tshepong
North, Tshepong South, Kusasalethu and Doornkop CGUs. Refer to note 5 for details.
(f)Depreciation includes capitalised depreciation. Refer to note 5 for further detail on depreciation.
Stripping activities
Included in the balance for mining assets is an amount of R1.1 billion (2025: R886 million) relating to Kalgold and R1.9 billion
(2025: R2.4 billion) relating to Hidden Valley. Depreciation of R42 million (2025: R58 million) and R1.1 billion (2025: R1.1 billion)
was recorded for Kalgold and Hidden Valley respectively.

Notes to the group financial statements continued
For the year ended 30 June 2026
14Property, plant and equipment continued
Mining assets under construction

Accounting policy
At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody.
At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development.
Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.
Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.
Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

The movement in the mining assets under construction is as follows:

	SA Rand
Figures in million	2026	2025
Cost
Balance at beginning of year	9 381	8 172
Additions (a)	11 364	5 434
Finance costs capitalised (b)	130	148
Transfers and other movements (c)	1 653	(4 131)
Translation	(76)	(242)
Balance at end of year	22 452	9 381
Accumulated impairments
Balance at beginning of year	669	670
Reversal of impairment of assets[1]	(635)	—
Translation	—	(1)
Balance at end of year	34	669
Net carrying value	22 418	8 712
1Relates to Tshepong North Sub 75 life of mine extension. Refer to note 5 for details.
(a)The additions for 2026 mainly relates to:

	SA Rand
Figures in million	2026	2025
Hidden Valley	1 624	1 215
Zaaiplaats (Moab Khotsong)	1 182	962
Doornkop 212 Level	449	303
CSA mine	1 047	—
Mponeng LOM Extension Project	1 117	890
Eva Copper Project[1]	4 640	807
Sungazer 2 Project (Moab Khotsong)	716	1 004
Mispah Pump Station	357	203
1See discussion on developments on the project below.
(b)Refer to note 10 for further detail on the capitalisation rate applied.
(c)Relates to R2.9 billion undeveloped properties of the Eva Copper Project which were transferred to assets under construction following the approval of the final investment decision.

Notes to the group financial statements continued
For the year ended 30 June 2026
14Property, plant and equipment continued
Mining assets under construction continued
Eva Copper developments
During the year, development of the Eva Copper Project continued following the approval of the final investment decision by the board in November 2025. The project progressed from feasibility and early works activities into the implementation phase, with construction and development activities continuing across key project infrastructure.
Key activities undertaken during the year included advancement of process plant infrastructure, site accommodation facilities, access roads and other supporting infrastructure, as well as the commencement of pre-mining activities. Expenditure directly attributable to the development of the project has been capitalised within assets under construction, as future economic benefits are expected to be realised from the project.
Wafi-Golpu development
Capitalisation of certain project expenses on Wafi-Golpu was halted from 1 July 2019 following delays in the permitting of the project (refer to note 20). All ongoing expenses since were for holding purposes and did not result in future economic benefits.
These have been included in exploration expenditure in the income statement and amounted to R20 million (2025: R23 million) for the year.
Undeveloped properties

Accounting policy
Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested for impairment or reversal of previously recognised impairment when an indicator is identified. Once development commences, these properties are transferred to mining assets and accounted for in accordance with the related accounting policy.

Critical accounting estimates and judgements – exploration and evaluation assets
The recoverability of exploration and evaluation assets is assessed when indicators for impairment or reversal of previously recognised impairment has been identified. The balances assessed include undeveloped properties and assets under construction.
Significant judgement is required as to whether an area of activity is to be carried forward on the balance sheet, or written off through the identification of areas of activity which have not yet reached a stage that permits a reasonable assessment of the existence of economically recoverable reserves, where there is no continuing significant activity plan in relation to the area.

The movement in the undeveloped properties is as follows:

	SA Rand
Figures in million	2026	2025
Cost
Balance at beginning of year	8 608	8 743
Transfers and other movements	(2 960)	—
Translation	(167)	(135)
Balance at end of year	5 481	8 608
Accumulated depreciation and impairments
Balance at beginning of year	4 267	4 268
Translation	—	(1)
Balance at end of year	4 267	4 267
Net carrying value	1 214	4 341
Undeveloped properties comprise the Target North and Wafi-Golpu Project. For further details regarding the permitting process and other developments of the Wafi-Golpu Project, refer to note 20. The transfer of R2.9 billion relates to the Eva Copper Project undeveloped properties, which were transferred to assets under construction following the approval of the final investment decision.
The carrying value of the undeveloped properties are as follows:

	SA Rand
Figures in million	2026	2025
Target North	888	888
Wafi-Golpu Project	326	336
Eva Copper Project	—	3 117
Total undeveloped properties	1 214	4 341

Notes to the group financial statements continued
For the year ended 30 June 2026
14Property, plant and equipment continued
Other non-mining assets

Accounting policy
Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses. Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:
•Vehicles at 20% per year
•Computer equipment at 33.3% per year.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The movement in the non-mining assets is as follows:

	SA Rand
Figures in million	2026	2025
Cost
Balance at beginning of year	1 286	1 116
Transfers and other movements	—	(32)
Fully depreciated assets no longer in use derecognised	—	(1)
Additions	218	204
Translation	—	(1)
Balance at end of year	1 504	1 286
Accumulated depreciation and impairments
Balance at beginning of year	698	629
Fully depreciated assets no longer in use derecognised	—	(1)
Depreciation	160	71
Translation	(1)	(1)
Balance at end of year	857	698
Net carrying value	647	588

Accounting policy – financial assets (applicable to notes 15, 16, 17 and 18)
Financial assets are initially recognised when the group becomes a party to their contractual arrangements. On initial recognition, a financial asset is classified as measured at:
•Amortised cost
•Fair value through other comprehensive income (FVTOCI) or
•Fair value through profit or loss (FVTPL).
A financial asset is classified as measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.
The group measures a financial asset initially at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed. The subsequent measurement of financial assets is discussed below.

Notes to the group financial statements continued
For the year ended 30 June 2026
Accounting policy – financial assets (applicable to notes 15, 16, 17 and 18) continued

Financial asset category	Key assets included	Description

Debt instruments at amortised cost	•Restricted cash •Certain restricted investments •Loans •Trade receivables (excluding provisionally priced concentrate sales) •Cash and cash equivalents.
Interest income from these financial assets is included in investment income using the effective interest rate method. Impairment losses are presented in other operating expenses in the income statement. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented in other operating expenses in the income statement.

Debt instruments at fair value through profit or loss	•Equity-linked investments (which are held to meet rehabilitation liabilities) •Trade receivables arising from provisionally priced copper and silver concentrate sales.
Debt instruments where the contractual cash flows fail to meet the solely payments of principal and interest (SPPI) criteria are also classified as FVTPL. This includes trade receivables arising from the group's provisionally priced copper concentrate sales, as the pricing mechanism means contractual cash flows do not meet the SPPI
criteria. These receivables comprise both invoiced amounts and amounts not yet invoiced where concentrate has been delivered and control has transferred; they are initially recognised at the fair value of the consideration receivable at the date of delivery. At each subsequent reporting date, the receivable is remeasured to reflect fair value movements arising from the pricing mechanism, which are recognised in revenue, while foreign exchange movements on foreign currency-
denominated receivables are recognised in profit or loss subsequent to initial recognition of the sale.
For all other debt instruments at FVTPL, a gain or loss is recognised in profit or loss and presented net within investment income in the period in which it arises.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments designated at fair value through OCI	•Equity investments.
The group subsequently measures all equity investments at fair value.
Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
Dividends from such investments are recognised when the group’s right to receive payments is established either in profit or loss as other income or as a deduction against the asset if the dividend clearly represents a recovery of part of the cost of the investment.
Residual values in OCI are reclassified to retained earnings on derecognition of the related FVTOCI instruments.

Impairment losses on financial assets at amortised cost are assessed using the forward-looking expected credit loss (ECL)
approach. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (ie the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the group expects to receive). At each reporting date, the group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘‘credit impaired’’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Trade receivable loss allowances are measured at an amount equal to lifetime ECLs.
Loss allowances are deducted from the gross carrying amount of the assets. This ECL approach does not apply to trade receivables measured at FVTPL, including provisionally priced concentrate receivables.
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Notes to the group financial statements continued
For the year ended 30 June 2026
15Restricted cash and investments

	SA Rand
Figures in million	2026	2025
Restricted cash	390	330
Restricted investments	7 320	6 731
Total restricted cash and investments	7 710	7 061
Current portion of restricted cash and investments	50	46
Non-current portion of restricted cash and investments	7 660	7 015
Restricted cash

	SA Rand
Figures in million	2026	2025
Non-current	340	284
Current	50	46
Total restricted cash (a)	390	330
(a)This primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral and
Petroleum Resources (DMPR) in South Africa for environmental and rehabilitation obligations. Refer to note 24. The funds are invested in short-term money market funds and call accounts, which require third-party approval for release and are therefore not available for general use by the other entities within the group.
Restricted investments

	SA Rand
Figures in million	2026	2025
Investments held by environmental trust funds	7 303	6 716
Investments held by the Social Trust Fund	17	15
Total restricted investments (non-current)	7 320	6 731
Environmental trust funds

Accounting policy
Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications. The equity-linked deposits and investment in unit trusts are classified and measured at fair value through profit or loss, while the equity investments are classified and measured at fair value through other comprehensive income. Interest-bearing short-term investments as well as investments in government bonds are classified and measured as debt instruments at amortised cost.

The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in various instruments which include the following: listed equity securities, unit trusts, government bonds, interest-bearing short-term and medium-term cash investments and medium-term equity-linked deposits. The equity-linked deposits are issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.
The environmental trust funds consist of:

	SA Rand
Figures in million	2026	2025
Fixed deposits	4 292	4 013
Cash equivalents	177	79
Equity-linked deposits	1 866	1 744
Government bonds	439	427
Equity investments	449	384
Collective investment scheme (unit trusts)	80	69
Total environmental trust funds	7 303	6 716

Notes to the group financial statements continued
For the year ended 30 June 2026
15Restricted cash and investments continued
Restricted investments continued
Environmental trust funds continued
Reconciliation of the movement in investments held by environmental trust funds:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	6 716	6 030
Interest income	390	369
Fair value gain through profit or loss[1]	150	254
Fair value gain through other comprehensive income	32	48
Dividends received	15	16
Maturity of equity-linked deposits	(3)	—
Acquisition/(maturity) of fixed deposits	(18)	84
Acquisition of equity investments	30	—
Maturity of collective investment schemes (unit trusts)	(64)	—
Acquisition of government bonds	13	32
Net transfer of cash equivalents	42	(117)
Balance at end of year	7 303	6 716
1Refer to note 9 for more detail.
The Social Trust Fund
The Social Trust Fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.
The Social Trust Fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.
16Other non-current assets

	SA Rand
Figures in million	2026	2025
Debt instruments	54	46
Loans to associates (a)	116	116
Loan to ARM BBEE Trust (b)	29	45
Other loans	25	1
Loss allowance (a)	(116)	(116)
Equity instruments	193	107
Rand Mutual Assurance (c)	136	94
Other investments (d)	57	13
Inventories	212	207
Non-current portion of final metals in lock-up (e)	212	207

Total other non-current assets	459	360
(a)A loan of R116 million (2025: R116 million) owed by Pamodzi Gold Limited (Pamodzi) which was placed into liquidation during
2009, was provided for in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.
(b)During 2021, Harmony advanced R264 million to the ARM Broad-Based Economic Empowerment Trust (the ARM BBEE
Trust), of which Harmony is a trustee. The ARM BBEE Trust is controlled and consolidated by African Rainbow Minerals
Limited (ARM), which holds 9.5%1 of Harmony's shares at 30 June 2026. The loan is interest-free and is receivable on the maturity of the loan on 30 June 2035. The loan is unsubordinated and unsecured.
The loan does not meet the requirements for amortised cost measurement as it fails the solely payments of principal and interest test and was therefore classified as fair value through profit or loss (refer to the fair value determination section in note 37 for detail). The group determined that the contractual terms include exposure to risk and volatility that is inconsistent with a basic lending arrangement. In making this assessment the group considered contingent events that would change the amount and timing of cash flows and potential limits on the group's claim to cash flows from specified assets (e.g.
non-recourse asset arrangements).
During the 2026 financial year, repayments of R23 million (2025: R28 million) were received on the loan.
1ARM's effective beneficial interest in Harmony is 11.7%. This interest includes shares subject to a hedging collar arrangement, which does not affect
ARM's beneficial ownership of the underlying shares.
16Other non-current assets continued
(c)Refer to note 37 for the fair value valuation technique used to measure the investment.

Notes to the group financial statements continued
For the year ended 30 June 2026
(d)The majority of the balance at 30 June 2026 relates to a 1.7% equity interest in Polymetals Resources Limited (Polymetals
Resources), acquired through the acquisition of MAC Copper during the year (refer to note 13). Polymetals Resources owns and operates the neighbouring Endeavor silver-zinc-lead mine next to CSA. The investment was initially established under a strategic partnership to unlock operational synergies, such as ore processing capacity and water infrastructure sharing in the region.
(e)Refer to note 21 for further details on inventories.
17Derivative financial instruments
The group has the following derivative financial instruments:

	Hedging contracts
Figures in million (SA Rand)	Rand gold forwards (a)	US$ gold forwards (b)	Rand gold collars (a)	US$ gold collars (b)	US$ copper swaps (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Total

At 30 June 2026
Derivative financial assets	4	—	1 914	267	—	123	83	2 391
Non-current	1	—	1 305	142	—	123	—	1 571
Current	3	—	609	125	—	—	83	820

Derivative financial liabilities	(942)	(287)	(2 086)	(742)	—	(474)	—	(4 531)
Non-current	(137)	(22)	(587)	(288)	—	(41)	—	(1 075)
Current	(805)	(265)	(1 499)	(454)	—	(433)	—	(3 456)

Net derivative financial instruments	(938)	(287)	(172)	(475)	—	(351)	83	(2 140)

Unrealised gains/(losses) included in other reserves, net of tax	(718)	(256)	69	(462)	—	—	—	(1 367)

Movements for the year ended 30 June 2026
Realised losses included in revenue	(6 202)	(847)	(2 003)	(597)	—	—	—	(9 649)
Unrealised losses on gold contracts recognised in other comprehensive income	(2 930)	(455)	(188)	(564)	—	—	—	(4 137)

Gains/(losses) on derivatives	—	—	—	—	(58)	(901)	243	(716)
Day one loss amortisation	(26)	(4)	(131)	(21)	—	—	—	(182)

Total gains/(losses) on derivatives	(26)	(4)	(131)	(21)	(58)	(901)	243	(898)

Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(2 930)	(455)	(661)	(627)	—	—	—	(4 673)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	2 930	455	661	627	—	—	—	4 673
(a)Rand gold contracts
Harmony maintains a derivative programme for some of the South African companies by entering into commodity derivative contracts. The contracts comprise forward sale contracts and zero cost collars. Hedge accounting is applied to these contracts.
(b)US$ commodity contracts
Harmony maintains a derivative programme for Hidden Valley by entering into commodity derivative contracts. The contracts comprise US$ gold forward sale contracts as well as US$ gold zero cost collars and US$ silver zero cost collars which establish a minimum (floor) and maximum (cap) commodity sales price. The US$ copper swaps were recognised as part of the MAC Copper acquisition and were entered into to hedge the copper price risk related to the copper production at CSA mine. Hedge accounting is applied to all US$ gold contracts, shown separately from the US$ silver zero cost collars and the
US$ copper swaps that are not hedge accounted.

Notes to the group financial statements continued
For the year ended 30 June 2026
17Derivative financial instruments continued
(c)Foreign exchange contracts
Harmony maintains a foreign exchange derivative programme in the form of zero cost collars, which sets a floor and cap
Rand/US$ exchange rate at which to convert US dollars to Rands, and foreign exchange forward contracts (FECs). All the
FECs matured during the 2026 financial year. Hedge accounting is not applied to these contracts.

	Hedging contracts
Figures in million (SA Rand)	Rand gold forwards (a)	US$ gold forwards (b)	Rand gold collars (a)	US$ gold collars (b)	US$ silver contracts (b)	Foreign exchange contracts (c)	Total
At 30 June 2025
Derivative financial assets	30	5	207	35	3	288	568
Non-current	14	3	164	28	3	24	236
Current	16	2	43	7	—	264	332

Derivative financial liabilities	(4 279)	(716)	(2 082)	(522)	(148)	—	(7 747)
Non-current	(675)	(166)	(1 492)	(316)	(39)	—	(2 688)
Current	(3 604)	(550)	(590)	(206)	(109)	—	(5 059)

Net derivative financial instruments	(4 249)	(711)	(1 875)	(487)	(145)	288	(7 179)

Unrealised losses included in other reserves, net of tax	(3 405)	(731)	(1 468)	(490)	—	—	(6 094)
Movements for the year ended 30 June 2025
Realised losses included in revenue	(3 910)	(459)	(178)	(47)	—	—	(4 594)
Unrealised losses on gold contracts recognised in other comprehensive income	(6 674)	(970)	(2 155)	(551)	—	—	(10 350)

Gains/(losses) on derivatives	—	—	—	—	(150)	235	85
Day one loss amortisation	(83)	(11)	(40)	(10)	—	—	(144)

Total gains/(losses) on derivatives	(83)	(11)	(40)	(10)	(150)	235	(59)
Hedge effectiveness
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(6 674)	(970)	(1 596)	(511)	—	—	(9 751)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	6 674	970	1 596	511	—	—	9 751

Movements for the year ended 30 June 2024
Realised losses included in revenue	(1 215)	(50)	—	—	—	—	(1 265)
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(1 580)	(310)	141	15	—	—	(1 734)

Gains/(losses) on derivatives	—	—	—	—	(98)	670	572
Day one gain/(loss) amortisation	(114)	(11)	5	1	—	—	(119)

Total gains/(losses) on derivatives	(114)	(11)	5	1	(98)	670	453
Hedge accounting
Harmony enters into gold zero cost collar (gold collar) hedging contracts and gold forward sale derivative contracts to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves – refer to note 23). Refer to note 37 for a summary of the risk management strategy applied and the balances relating to designated hedging instruments as at reporting date.

Notes to the group financial statements continued
For the year ended 30 June 2026
17Derivative financial instruments continued
Hedge accounting continued
Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments. The group enters into gold forward and gold zero cost collar contracts that have similar terms as the hedged item, such as notional amount, maturity date and reference gold spot price thereby ensuring that an economic relationship exists between the hedging instrument and the hedged item and resulting in a hedge ratio of 1:1. Potential sources of hedge ineffectiveness include counterparty and own credit risk, day one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. Hedge ineffectiveness is measured by comparing the change in the expected cash flows from a forward sale contract/zero cost collar contract versus the sale of an equivalent quantity of gold in the open market. Ineffectiveness results when the changes in the fair values in the hedging instruments exceed the fair value changes in the hedged item. A negligible amount of hedge ineffectiveness was experienced in the years presented.
The gains and losses from derivative contracts to which hedge accounting is not applied are included in gains/(losses) on derivatives in profit or loss.
The following table shows the open position at the reporting date:

	FY27		FY28		FY29		Total
	HY1[1]	HY2[2]	HY1[1]	HY2[2]	HY1[1]	HY2[2]
At 30 June 2026
Foreign exchange contracts
Zero cost collars
US$m	40	10	—	—	—	—	50
Average floor – R/US$	18.19	17.95	—	—	—	—	18.14
Average cap – R/US$	20.19	19.95	—	—	—	—	20.14
Commodity contracts
Rand gold forward contracts
000 oz – cash flow hedge	36	20	10	—	—	—	66
Average R'000/kg	1 669	1 735	1 792	—	—	—	1 707
US$ gold forward contracts
000 oz – cash flow hedge	6	6	1	—	—	—	13
Average US$/oz	2 631	2 765	2 760	—	—	—	2 703
Rand gold zero cost collar contracts
000 oz – cash flow hedge	144	156	110	110	64	34	618
Average floor – R'000/kg	1 845	2 019	2 059	2 339	2 609	2 644	2 138
Average cap – R'000/kg	2 089	2 282	2 320	2 621	2 886	2 960	2 404
US$ gold zero cost collar contracts
000 oz – cash flow hedge	24	19	17	15	6	3	84
Average floor – US$/oz	3 308	3 476	3 199	3 951	4 423	4 890	3 575
Average cap – US$/oz	3 673	3 878	3 540	4 398	4 848	5 456	3 969
Total gold contracts
000 oz – cash flow hedge	210	201	138	125	70	37	781
US$ silver contracts
000 oz	660	620	540	290	—	—	2 110
Average floor – US$/oz	32.16	36.23	59.98	74.44	—	—	46.29
Average cap – US$/oz	36.45	41.02	67.33	84.85	—	—	52.35
1July – December.
2January – June.
Refer to note 37 for the details on the fair value measurements.

Notes to the group financial statements continued
For the year ended 30 June 2026
18Trade and other receivables

	SA Rand
Figures in million	2026	2025
Trade receivables – metals at amortised cost[1]	2 766	2 344
Trade receivables – copper concentrate at FVTPL[2] (a)	735	—
Other trade receivables	393	312
Loss allowance	(221)	(171)
Trade receivables – net	3 673	2 485
Interest and other receivables	220	231
Employee receivables	22	17
Prepayments	893	450
Value added tax and general sales tax	1 127	737
Income and mining taxes	62	82
Total trade and other receivables	5 997	4 002
1The increase is primarily due to higher average prices received and the timing of receipts.
2The increase is due to the acquisition of CSA mine. Refer to note 13 for further information.
(a)Copper concentrate sales from the CSA mine are provisionally priced, with the selling price subject to final adjustments based on the LME prices for the quotational period specified in the offtake agreement. Subsequent to initial recognition, the provisionally priced receivable is measured at fair value through profit or loss, with changes in fair value recognised as provisional pricing adjustments within revenue. Fair value is estimated by reference to forward market prices on the LME for copper. Refer to note 4 for further information.
The movement in the loss allowance for trade and other receivables during the year was as follows (refer to note 37 for details):

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	171	212
Increase in loss allowance recognised during the year	124	40
Reversal of loss allowance during the year	(74)	(80)
Balance at end of year	221	171
The movement relates to various individually immaterial debtors.
The loss allowance for trade and other receivables stratified according to the ageing profile at the reporting date is as follows:

	SA Rand
Figures in million	Gross	Loss allowance
30 June 2026
Not past due[1]	3 554	2
Past due by 1 to 30 days	56	—
Past due by 31 to 60 days	33	4
Past due by 61 to 90 days	14	2
Past due by more than 90 days	44	38
Past due by more than 361 days	193	175
Total	3 894	221
30 June 2025
Not past due[1]	2 383	—
Past due by 1 to 30 days	57	—
Past due by 31 to 60 days	14	—
Past due by 61 to 90 days	5	—
Past due by more than 90 days	33	28
Past due by more than 361 days	164	143
Total	2 656	171
1The gross amount includes the full trade receivables (metals) balance, which has no attributable loss allowance.
There were no renegotiations of the terms of any receivables during 2026 and 2025. As at 30 June 2026 and 30 June 2025, there was no collateral pledged or held for any of the receivables.

Notes to the group financial statements continued
For the year ended 30 June 2026
19Investments in associates

Critical accounting estimates and judgements
The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal.

(a)Harmony acquired a 32.40% interest in Pamodzi on 27 February 2008, initially valued at R345 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at
30 June 2026, to the best of our knowledge, the liquidation process has not been concluded. Refer to note 16(a) for details of the loan and provision for impairment of the loan.
(b)Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand
Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20.0% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.
Rand Refinery has a 31 August financial year-end.
In the current year, Rnil dividend was received from Rand Refinery (2025: R52 million).
The R23 million impairment of Rand Refinery, recognised on 31 December 2024, was reversed at 30 June 2026, as a result of an improvement in the forecasted cash flows as well as the terminal cash flow value.
20Investment in joint operations
The group has a 50% interest in certain exploration assets located in the Morobe Province, PNG. Newmont Corporation owns the remaining 50% interest in these assets. The primary asset in the joint arrangement is the Wafi-Golpu Project. The joint arrangement is accounted for as a joint operation.
State participation
Under the conditions of the Wafi-Golpu exploration tenements, the PNG government (the State) has reserved the right prior to the commencement of mining to take up an equitable interest of up to 30% of any mineral discovery within the Wafi-Golpu tenements.
The right is exercisable by the State once only at any time prior to the commencement of mining. If the State exercises this right, the exercise price is a pro-rata share of the accumulated exploration expenditure. Once the right is exercised, the State is responsible for its proportionate share of ongoing exploration, project development and operational costs.
The State has indicated its intention to exercise its option in full, however, as at 30 June 2026, the option has not been exercised.
Permitting
Special Mining Lease
In August 2016, application was made to the Mineral Resources Authority for a Special Mining Lease (SML) under the PNG Mining
Act 1992. The application was subsequently updated and amended in March 2018.
There have been considerable delays in the permitting process. In December 2018 the State of PNG and the project proponents entered into a memorandum of agreement (MoU) regarding progress towards a Mining Development Contract (MDC). However, following a judicial review instituted in 2019 by the Governor and Government of Morobe Province, the State withdrew from the MoU in November 2019.
Meaningful negotiations with the PNG State Negotiating Team only recommenced in the second half of 2022, and in April 2023 the
State and the project proponents entered into a Framework Memorandum of Understanding, setting out the key terms and principles to guide the negotiation and preparation of the MDC and other project agreements. Permitting and other contract negotiations are ongoing.
Progress to Development
The Wafi-Golpu Project will progress to development only once all project agreements have been executed and the SML and all other associated tenements and permits are granted.
Any potential future development of the Wafi-Golpu Project is subject to further studies, completion of the remaining statutory processes, receipt of all necessary or desirable government permissions and approvals, market and operating conditions as well as approval by the board of directors of the Wafi-Golpu Joint Venture and of both Newmont Corporation and Harmony.
Environment Permit
In July 2018, application was made to the Conservation and Environment Protection Authority for an Environment Permit under the
PNG Environment Act 2000, by the submission under the Act of an Environmental Impact Statement. The Environment Permit was
granted in December 2020.
During March 2021, the Governor and Government of the Morobe Province instituted a judicial review in the Lae National Court against the grant by the Minister for the Environment of the Environment Permit. The project proponents are not parties to this proceeding, and the present Governor, who was appointed in September 2022, has stated publicly that he intends to withdraw the proceedings instituted by his predecessor, however as at 30 June 2026, has not yet done so.

Notes to the group financial statements continued
For the year ended 30 June 2026
20Investment in joint operations continued
Permitting continued
Environment Permit continued
In December 2022, coastal villagers represented by the Centre for Environmental Law and Community Rights Inc commenced legal proceedings also seeking judicial review of the grant of the Environment Permit. The project proponents are not parties to this proceeding, which progressed to substantive hearing on 12 June 2025. Judgment was reserved and the matter was adjourned to a date to be determined by the judge.
Either of the proceedings, if determined against the State and the Minister for Environment, could result in the setting aside of the
Environment Permit or the staying of the permitting process or the delay of grant of the SML. Any such event could have a material adverse impact on the Wafi-Golpu project.
Carrying amount and impairment considerations
The carrying amount of the project amounts to R2.3 billion (2025: R2.5 billion). The majority of the change year on year relates to foreign exchange translation. There was no indicator of impairment at 30 June 2026 and 2025.
21Inventories

Accounting policy
Inventories, which include finished inventories (includes bullion on hand and copper concentrate), work in process, metals in lock-
up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.
The cost of finished inventories, work in process and metals in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and metals in lock-up are classified as non-current assets where the stockpile's volume exceeds current processing capacity and where a portion of static metals in lock-up is expected to be recovered more than 12 months after balance sheet date.
Copper concentrate containing copper and silver is measured on the same basis as described above. Cost is allocated between the copper and silver contained in the concentrate on the basis of the relative weighted-average volume of each metal produced.
Work in process inventories represent materials that are currently in the process of being converted to a saleable product.
In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Metals-in-process includes dynamic metals in lock-up, which is generally measured from the plants onwards. Final metals in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants.
At the group’s open pit operations, metals-in-process represents production in broken ore form.
Consumables are valued at weighted average cost after appropriate allowances for slow-moving and redundant items.

Critical accounting estimates and judgements
Judgement is applied in estimating the provision for stock obsolescence. The provision is recognised on items not considered critical as a percentage of the value of the inventory, depending on the period elapsed since the inventory was purchased or issued.
Inventory held for longer than five years is written down to zero unless there is sufficient evidence of a recoverable amount.

	SA Rand
Figures in million	2026	2025
Final metals in lock-up	212	207
Work in process, ore stockpiles and finished inventories	2 126	1 437
Consumables at weighted average cost (net of provision) (a)	2 749	2 388
Total inventories	5 087	4 032
Non-current portion of final metals in lock-up included in Other non-current assets	(212)	(207)
Total current portion of inventories[1]	4 875	3 825
Included in the balance above is:
Inventory valued at net realisable value[2]	90	161
1Includes metals inventory and consumables attributable to the CSA mine. Refer to note 13 for further detail on the acquisition of MAC Copper.
2The inventory valued at net realisable value relates to non-current metals in lock-up.
(a)During the year, the provision for slow-moving and redundant stock decreased by R9 million (2025: R190 million), as a result of a change in the provision estimate mainly relating to the percentage applied and the period lapsed. The total provision at
30 June 2026 was R281 million (2025: R290 million).

Notes to the group financial statements continued
For the year ended 30 June 2026
22Share capital

Accounting policy
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
The cost and number of treasury shares are eliminated against the share capital balance and total shares in issue, respectively.

Authorised
1 200 000 000 (2025: 1 200 000 000) ordinary shares with no par value.
6 866 103 (2025: 6 866 103) convertible preference shares with no par value.
Issued
636 798 966 (2025: 634 767 724) ordinary shares with no par value. All issued shares are fully paid.
6 866 103 (2025: 6 866 103) convertible preference shares with no par value.
Share issues
Share issues relating to employee share options
An additional 2 031 242 (2025: 2 133 311) shares were issued to settle the exercise of share options by employees relating to
Harmony's management share option schemes. During FY24, Harmony implemented a new employee share option scheme referred to as the Katleho ya Moruo Employee Share Ownership Plan (Katleho ya Moruo ESOP). On 4 April 2024 a total of
12 651 525 shares were issued to the Harmony ESOP Trust as part of the new scheme. These shares have subsequently been used to facilitate the non-managerial share based payment scheme. Note 34 sets out the details in respect of the share option schemes.
Convertible preference shares
Harmony has 6 866 103 convertible preference shares issued to the Harmony Gold Community Trust. The convertible preference shares carry a minimum annual preference dividend of R2 per share and are convertible into ordinary shares on a 1:1 basis after the tenth anniversary of the issue date. The conversion is at the election of Harmony.
Treasury shares
Included in the total of issued shares are the following treasury shares:

Number of shares	2026	2025
Ordinary shares
Lydenburg Exploration Limited[1]	335	335
Kalgold Share Trust[2]	47 046	47 046
Harmony ESOP Trust[2,3]	11 774 157	12 168 183
Convertible preference shares
Harmony Gold Community Trust[2]	6 866 103	6 866 103
1A wholly-owned subsidiary.
2Trust controlled by the group.
3The decrease in shares relates to the issue of shares to good leavers. Refer to note 34 for further information.
23Other reserves

	SA Rand
Figures in million	2026	2025
Foreign exchange translation reserve (a)	73	2 458
Hedge reserve (b)	(1 457)	(5 727)
Time value reserve (b)	90	(367)
Share-based payments (c)	5 073	4 319
Equity instruments designated at fair value through other comprehensive income (d)	340	267
Acquisition of non-controlling interest in subsidiary (e)	(381)	(381)
Equity component of convertible bond (f)	277	277
Repurchase of equity interest (g)	(98)	(98)
Other	(33)	(31)
Total other reserves	3 884	717
(a)The foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations. Refer to note 37 for details on the exchange rate movements year on year.

Notes to the group financial statements continued
For the year ended 30 June 2026
23Other reserves continued
(b)Harmony has entered into gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves).
Changes in time value relating to gold collars has been included in the time value reserve and presented separately from the changes in intrinsic value of all Harmony’s gold hedging contracts. Refer to note 17 for further information.
The R4.7 billion increase in the total reserve is mainly attributable to the decrease in the market spot price. Although the spot price remained higher than the average locked-in gold forward prices and the average cap rate for the gold collars, the decrease in the spot price toward the latter part of FY26 had a positive impact on the valuation of the outstanding contracts.
Further, realised losses recognised in revenue increased as contracts matured during the period. Refer to 37 for further details on the
commodity hedging contracts.
The reconciliation of the hedge and time value reserves are as follows:

	SA Rand
Figures in million	Hedge reserve	Time value reserve	Total
At 30 June 2026
Balance at beginning of year	(5 727)	(367)	(6 094)
Remeasurement of gold hedging contracts	4 270	457	4 727
Unrealised gain/(loss) on gold hedging contracts	(4 673)	536	(4 137)
Released to revenue	9 649	—	9 649
Foreign exchange translation	70	9	79
Deferred taxation thereon	(776)	(88)	(864)

Balance at end of year	(1 457)	90	(1 367)
Attributable to:
Rand gold hedging contracts	(693)	44	(649)
US$ gold hedging contracts	(764)	46	(718)
At 30 June 2025
Balance at beginning of year	(1 389)	137	(1 252)
Remeasurement of gold hedging contracts	(4 338)	(504)	(4 842)
Unrealised loss on gold hedging contracts	(9 751)	(599)	(10 350)
Released to revenue	4 594	—	4 594
Foreign exchange translation	(22)	—	(22)
Deferred taxation thereon	841	95	936

Balance at end of year	(5 727)	(367)	(6 094)
Attributable to:
Rand gold hedging contracts	(4 532)	(341)	(4 873)
US$ gold hedging contracts	(1 195)	(26)	(1 221)
(c)The reconciliation of the movement in the share-based payments is as follows:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	4 319	3 607
Share-based payments expensed (i)	754	712
Balance at end of year	5 073	4 319
(i)The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to award shares from the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the grant date and are expensed over the vesting period, based on the group’s estimate of the shares that are expected to vest. The increase primarily relates to the costing under the new equity-settled plan known as the Katleho ya Moruo ESOP, effective 4 April
2024. Refer to note 34 for further details.
(d)Includes R181 million (2025: R139 million) related to the cumulative fair value movement of Harmony's interest in Rand
Mutual Assurance. Refer to note 16. The remainder relates to investments held by the environmental trusts.
(e)On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of R579 million over the carrying amount of non-controlling interest acquired, amounting to R381 million, has been accounted for under other reserves.
23Other reserves continued

Notes to the group financial statements continued
For the year ended 30 June 2026
(f)On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and was not changed in subsequent periods. The convertible bonds were repaid in 2009.
(g)On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources
(Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year was therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of R152 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

Accounting policy – provisions (applicable to notes 24, 25 and 28)
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date. It is calculated using a pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.
Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

24Provision for environmental rehabilitation

Accounting policy
Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.
Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.
Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created is capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is assessed in accordance with the accounting policy dealing with impairments of non-financial assets (refer to note 2.5). Rehabilitation projects undertaken included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

Critical accounting estimates and judgements
Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines, related surface infrastructure and tailings dams. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

	Percent (%)
	2026	2025	2024
South African operations
Inflation rate
– short term (Year one)	5.32	5.23	5.83
– short term (Year two)	4.38	5.51	5.68
– medium term (Year three)	4.34	5.51	5.64
– medium term (Year four)	4.33	—	—
– long term (Year four onwards)	—	5.51	5.64
– long term (Year five onwards)	4.43	—	—

Notes to the group financial statements continued
For the year ended 30 June 2026
24Provision for environmental rehabilitation continued
Critical accounting estimates and judgements continued

	Percent (%)
	2026	2025	2024
South African operations
Discount rates[1]
– 12 months	7.67	7.60	9.00
– two to four years	—	—	9.20
– five to seven years	—	—	10.90
– 10 years or more	—	—	12.00
– 15 years or more	—	—	12.60
– 20 years or more	—	—	12.70
– life of mine (two years)	—	7.91	—
– life of mine (three years)	7.85	8.19	—
– life of mine (four years)	8.01	—	—
– life of mine (five years)	8.16	8.69	—
– life of mine (six years)	8.29	8.95	—
– life of mine (seven years)	—	9.25	—
– life of mine (nine years)	8.64	—	—
– life of mine (11 years)	—	10.27	—
– life of mine (12 years)	8.98	10.48	—
– life of mine (13 years)	9.05	—	—
– life of mine (14 years)	—	10.80	—
– life of mine (15 years)	9.18	—	—
– life of mine (17 years)	—	11.11	—
– life of mine (18 years)	9.25	—	—
– life of mine (19 years)	—	11.19	—
– life of mine (20 years)	9.23	—	—
PNG operations
Inflation rate	4.42	4.56	4.74
Discount rate	9.19	8.79	10.33
Australian operations
Inflation rate	2.50	—	—
Discount rate	4.83	—	—
1In 2025 and 2026, the discount rates used are per a South African bond yield curve at 30 June 2025 and 30 June 2026, with the period to maturity determined with reference to the operations’ life of mine, whereas ranges were used in 2024.
The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

The following is a reconciliation of the total provision for environmental rehabilitation:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	6 098	5 155
Change in estimate – Balance sheet	336	519
Change in estimate – Income statement	98	133
Utilisation of provision	(114)	(92)
Time value of money and inflation component of rehabilitation costs	508	521
Acquisitions (a)	222	—
Translation	(251)	(138)
Balance at end of year	6 897	6 098
(a)Refer to note 13 for further detail on the acquisition of MAC Copper.

Notes to the group financial statements continued
For the year ended 30 June 2026
24Provision for environmental rehabilitation continued
The provision for environmental rehabilitation according to geographical area is as follows:

	SA Rand
Figures in million	2026	2025
South African operations	4 909	4 528
PNG operations[1]	1 477	1 451
Australian operations[1]	511	119
Balance at end of year	6 897	6 098
1The environmental provision is unfunded, as regulations in this jurisdiction do not require the establishment of dedicated rehabilitation funds.
While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the operations, in current monetary terms, is as follows:

SA Rand
Figures in million	2026	2025
Future net undiscounted obligation
Ultimate estimated rehabilitation cost	10 095	9 055
Amounts invested in environmental trust funds (refer to note 15)	(7 303)	(6 716)
Total future net undiscounted obligation	2 792	2 339
The group is required to adhere to the National Environmental Management Act's (NEMA) financial provision requirements. They are also required to substantively review and align their financial provision in accordance with these regulations during the relevant transitional period, which has now been extended with no firm date given. The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on the sale of assets and gold from plant clean-
up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 15 and 36.
25Other provisions

	SA Rand
Figures in million	2026	2025
Provision for silicosis settlement	252	261
Retirement benefit obligation	—	—
Total other provisions	252	261
Current portion of other provisions	77	65
Non-current portion of other provisions	175	196
Provision for silicosis settlement

Critical accounting estimates and judgements
The provision amount was based on estimates of the number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion. The key assumptions that were made in the determination of the provision amount include:
•Silicosis prevalence rates
•Estimated settlement per claimant
•Benefit take-up rates
•Disease progression rates
•Timing of cash flows
A discount rate of 7.4% (2025: 8.2%) (2024: 9.3%) was used, based on South African government bonds with similar terms to the obligation.
Significant judgement is applied in estimating the cost that will be required to settle any future claims. There is uncertainty with regards to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below. The ultimate cost may differ from current estimates.

Notes to the group financial statements continued
For the year ended 30 June 2026
25Other provisions continued
Provision for silicosis settlement continued
Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, were named in a class action suit for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. On 26 July 2019, the Johannesburg
High Court approved the settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Gold
Working Group (the Working Group) – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti,
Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers (settlement agreement). The mandatory three-
month period, during which potential beneficiaries could opt out of the settlement agreement and the audit thereof was completed in
December 2019. The Tshiamiso Trust was set up to oversee the tracking and tracing of class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. A jointly controlled Special
Purpose Vehicle has been set up to act as an agent for the Working Group in relation to certain matters set out in the settlement agreement and trust deed. Claims will be accepted for a twelve-year period with an effective date of December 2019.
The Working Group paid the legal costs of the claimants’ attorneys and other initial amounts as set out in the settlement agreement in 2021. On 31 January 2020, the Working Group commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of eligible claimants. Those payments are revisited as necessary annually, based on activities and claims.
Harmony has provided for the estimated cost of the settlement based on actuarial assessments. A portion of the provision has been transferred to current liabilities. The nominal amount for Harmony group at 30 June 2026 is R300 million.
The following is a reconciliation of the total provision for the silicosis settlement:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	261	255
Change in estimate (a)	12	2
Time value of money and inflation component	19	21
Payments (b)	(40)	(17)
Balance at end of year	252	261
Current portion of silicosis settlement provision	77	65
Non-current portion of silicosis settlement provision	175	196
(a)The change in estimate relates mainly to a change in the assumptions due to the potential preserved claims, which resulted in an increase of the estimated obligation as at 30 June 2026. This was offset due to the availability of actual exit data and an adjustment to the take-up rate.
(b)These payments comprise of administration, preserved claims payouts and benefit contributions to the Tshiamiso Trust.
During the 2025 financial year, Harmony had surplus funds available in the Tshiamiso Trust and, in accordance with instructions from the Tshiamiso Trust, did not make any further contributions. Benefit contributions resumed during the 2026 financial year.
Sensitivity analysis
Management has considered the information available regarding key assumptions, as well as the uncertainties and term of the projections, and determined variances for a reasonable (possible) range to apply to the key assumptions. Information considered included medical data and evidence from the silicosis claim process. Management also considered the guidance provided by the actuarial specialists as to what could be a reasonably possible change for each item. The impact of these reasonable possible changes on the assumptions would not have a material impact on the balance.
The ultimate outcome of this matter remains uncertain, with the number of eligible potential claimants successfully submitting claims and receiving compensation being uncertain. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future.
Retirement benefit obligation

Critical accounting estimates and judgements
An updated actuarial valuation was carried out at the end of each financial year up until the 2024 year. During September 2024,
Harmony entered into an agreement with RMA Life Assurance Company Limited (RMA) to transfer a once-off amount of
R350 million to RMA as a single premium for the transfer of the liability in respect of the medical promise and medical aid subsidy, and the administration thereof from Harmony to RMA. For 2025, the net liability was measured at Rnil based on the agreement entered into with RMA.

Notes to the group financial statements continued
For the year ended 30 June 2026
25Other provisions continued
Retirement benefit obligation continued
Pension and provident funds
The group contributed to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis”
with the member’s and employer’s contributions having been fixed in the constitution of the funds. The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme
(SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS was set at a minimum of 12.0% of gross salary and wages for the 2026 year (2025: 11.5%). The fund is a defined contribution plan. The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2025: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.
Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2026 financial year amounted to R1.5 billion (2025: R1.3 billion).
Post-retirement benefits other than pensions
Harmony inherited post-retirement medical benefit obligations with the Freegold acquisition in 2002, the Moab Khotsong acquisition in 2018 and the Mponeng acquisition in 2021. Except for the above mentioned employees, Harmony has no other post-retirement benefit obligation for the other group employees.
The following is a reconciliation of the retirement benefit obligation:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	—	290
Contributions paid	—	(2)
Finance costs	—	6
Remeasurement of liability	—	56
Transfer of liability (a)	—	(350)
Balance at end of year (non-current)	—	—
(a)During September 2024, Harmony transferred a once-off amount of R350 million to RMA as a single premium for the transfer of the economic and financial risk associated with the liability of R294 million. Harmony and RMA have fulfilled all the relevant clauses per the contract, and the liability was transferred to RMA. Harmony remains to retain the legal risk relating to the liability.
26Leases

Accounting policy
The group assesses the presence of leases in supply contracts with external parties as at the commencement date of the agreement. Having determined that a contract contains a lease asset (and respective contractual cash obligations), Harmony recognises a right-of-use asset and lease liability. The group discloses expensed amounts for contracts assessed as variable leases, low value asset leases and short-term leases. The disclosed value of these expensed leases is either determined on a straight-line basis over the duration of the lease or on a systematic basis that fairly indicates the consumption of the lease contract.
All expensed lease contracts are recognised in production costs and corporate, administration and other expenditure in the income statement.
The group applies the following practical expedients when assessing lease contracts:
•The low value lease exemption – the group has elected to take the low value exemption with a value of R500 000 for the individual leased asset value and also applied its accounting policy on capitalisation of assets based on IAS 1 materiality assessment
•The short-term lease exemption – leases with a duration of less than a year will be expensed in the income statement on a straight-line basis
•Non-lease components – the group has applied the practical expedient not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component for the classes of the underlying asset where it is appropriate to do so.

Notes to the group financial statements continued
For the year ended 30 June 2026
26Leases continued

Accounting policy continued
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such, a single discount rate has been used for contracts that share similar characteristics. The group has determined that a portfolio of contracts that are denominated in the same currency may use a single discount rate. This rate has been determined using various factors including in-
country borrowings as well as other sources of finance. The nature of the right-of-use assets was also considered.
Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments (including in-substance fixed payments), less any lease incentives
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date
•The amount expected to be payable by the lessee under residual value guarantees
•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options
•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The non-current and current portions of the lease liability are included in other non-current liabilities and trade and other payables in the balance sheet respectively.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate
(unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)
•A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.
The lease term shall be determined as the non-cancellable period of a lease, together with:
•Periods covered by an option to extend the lease if management is reasonably certain to make use of that option and/or
•Periods covered by an option to terminate the lease, if management is reasonably certain not to make use of that option.
Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
Right-of-use assets are depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The right-of-use assets are presented in mining assets and non-mining assets as part of the property, plant and equipment line in the balance sheet. The group applies its existing accounting policy on impairment of non-financial assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

Critical accounting estimates and judgements
Key judgements applied in determining right-of-use assets and lease liabilities are:
•Assessing whether an arrangement contains a lease: various factors are considered, including whether a service contract includes the implicit right to the majority of the economic benefit from assets used in providing the service
•Determining the lease term: management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.
The company applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis
•Determining the discount rate: in determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, the currency in which the lease payments are denominated, in-country borrowings as well as other sources of finance

Notes to the group financial statements continued
For the year ended 30 June 2026
26Leases continued

Critical accounting estimates and judgements continued
•Determination of whether Harmony has control over the special purpose entities (SPVs) owning the photovoltaic generation facilities of the Phase 1 renewable energy program. Harmony has entered into three 15-year agreements whereby Harmony will purchase all the electricity produced by the photovoltaic generation facilities of the Phase 1 renewable energy program at favourable rates. Harmony has no equity or voting interest in the SPVs and did not provide a direct guarantee for any of the obligations of the SPVs towards their shareholders or third-party debt funders. At the end of the PPA tenure, Harmony is obliged to take up, for a nominal amount, either the solar generation facilities or the shares of the SPVs (provided all liabilities in the SPVs are settled at that date). In the event of termination of the agreement by Harmony or in the event of force majeure due to unforeseeable circumstances that prevent one of the parties from fulfilling their obligations set out in the agreements, Harmony is required to assume the photovoltaic generation facilities and would be required to settle all third-party outstanding debt in the
SPVs. In some instances Harmony may have to settle all or a portion of outstanding shareholder loans as well as incur a termination penalty. Harmony has assessed these clauses as protective in nature and the exposure to losses are deemed to be remote. Harmony was assessed to not have control over the SPVs based on the assessment that Harmony does not have substantive rights to direct the relevant activities of the SPVs. Payments made for electricity generated by the Phase 1 photovoltaic generation facilities are accounted for as variable lease payments from the date the facilities were commissioned.

The movement in the right-of-use assets is as follows:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	505	569
Additions	393	290
Acquired through MAC Copper acquisition (refer to note 13)	277	—
Modifications	—	11
Depreciation	(312)	(258)
Terminations	(177)	(77)
Translation	(40)	(30)
Balance at end of year	646	505
The movement in the lease liabilities is as follows:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	436	506
Additions	392	250
Modifications	—	11
Acquired through MAC Copper acquisition (refer to note 13)	277	—
Interest expense on lease liabilities	51	28
Lease payments made	(465)	(319)
Terminations	—	(10)
Translation	(25)	(30)
Balance at end of year	666	436
Current portion of lease liabilities	319	206
Non-current portion of lease liabilities	347	230
The maturity of the group's undiscounted lease payments is as follows:

	SA Rand
Figures in million	2026	2025
Less than and including one year	334	208
Between one and five years	311	168
Five years and more	115	146
Total	760	522

Notes to the group financial statements continued
For the year ended 30 June 2026
26Leases continued
The amounts included in the income statement relating to leases:

	SA Rand
Figures in million	2026	2025
Depreciation of right-of-use assets (a)	312	258
Interest expense on lease liabilities (b)	51	28
Short-term leases expensed (c)	406	310
Leases of low value assets expensed (c)	181	49
Variable lease payments expensed (c),(d)	3 564	2 632
(a)Included in depreciation and amortisation.
(b)Included in finance costs.
(c)Included in production costs and corporate, administration and other expenditure.
(d)These payments relate mostly to mining and drilling contracts as well as contracts for transportation of marginal gold ore.
Variable lease payments comprise 77% of the total lease payments made during the period. The majority of the variable lease payments made relate to the contracting of specialists for mining operations at Harmony's open-pit mines and are determined on a per tonne or square metre basis.
The total cash outflows relating to leases are:

	SA Rand
Figures in million	2026	2025
Principal and interest payments made for lease liabilities	465	319
Short-term lease payments	406	310
Lease payments of low value assets	181	49
Variable lease payments	3 564	2 632
Total cash outflows for leases	4 616	3 310
During 2022, Harmony reached financial close on three 15-year term power purchase agreements for the procurement of electricity from 30 MW photovoltaic generation facilities. These agreements constitute variable lease contracts that Harmony is committed to.
The variable lease payments from these contracts are determined with reference to the quantity of megawatt hours (MWh)
generated by the facilities. The commercial operating date for the three plants was achieved during August 2023. The variable lease payments incurred as it relates to these power purchase agreements amounted to R77 million (2025: R78 million).
27Contingent consideration

Accounting policy
Contingent consideration is initially recognised at fair value in accordance with IFRS 3. Changes in the fair value of the liability subsequent to initial recognition are included in the income statement.
Cash payments to settle contingent consideration arrangements that form part of the consideration transferred in a business combination are classified as investing cash flows, to the extent of the amount recognised at the acquisition date (including any measurement-period adjustments).
The acquisition date fair value of contingent consideration arrangements relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Any cash payments in excess of the amount recognised at the acquisition date, i.e. amounts arising from subsequent remeasurement or changes in estimates after the measurement period, are classified as operating cash flows in the cash flow statement.

Critical accounting estimates and judgements
The contingent consideration liability comprises of the contingent consideration included as part of the consideration transferred for the acquisition of the Mponeng operations and related assets, and Eva Copper. With regards to the contingent consideration liabilities of CSA, these arrangements, which includes the net smelter return (NSR) royalty and copper price‑linked contingent consideration, existed prior to Harmony's acquisition of MAC Copper and originated with MAC Copper's acquisition of CSA from
Glencore on 15 June 2023.
The Mponeng contingent consideration liability was valued using the discounted cash flow valuation method. As at 30 June 2026, the contingent consideration was valued using a post-tax real discount rate of 11.1% (2025: 10.8%). Refer to note 14 for exchange rate assumptions and other estimates used in the life-of-mine plans.
The Eva Copper contingent consideration liability was valued using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment. As at 30 June 2026, the contingent consideration was valued using a post-tax nominal discount rate of 11.1% (2025: 11.4%).
27Contingent consideration continued

Notes to the group financial statements continued
For the year ended 30 June 2026
Critical accounting estimates and judgements continued
The NSR royalty was valued using the discounted cash flow valuation method. The royalty was valued using a post-tax real discount rate of 7%. The valuation is determined using the present value of the expected discounted cash flows over the expected life-of-mine of CSA. Refer to note 13 for further details on the assumptions applied on initial recognition.
The copper price‑linked contingent consideration was valued using a probability weighted method. It was estimated that the first and second contingent copper payments of US$75 million each was highly likely to be triggered within 12 months from the MAC Copper acquisition date, therefore the contingent consideration was valued at its expected settlement amount up until before the settlement took place.
The fair value calculated for the contingent consideration liability is level 3 in the fair value hierarchy due to the use of unobservable inputs.

The contingent consideration liability is attributable to the following business combinations:

	SA Rand
Figures in million	2026	2025
Mponeng (a)	433	676
Eva Copper (b)	540	781
CSA (c)	1 147	—
Total contingent consideration	2 120	1 457
(a)The contingent consideration for Mponeng has two parts associated with it. The first part consists of US$260 per ounce payable on all underground production from the Mponeng, Savuka and Tau Tona mines in excess of 250 000 ounces per year for six years commencing 1 January 2021. The second part is subject to US$20 per ounce payable on underground production from the Mponeng, Savuka and Tau Tona mines sourced from levels developed in the future below the current infrastructure.
The remeasurement for both parts during the 2026 financial year amounted to R56 million (2025: R427 million), mainly as a result of changes in the production profile. Refer to note 32 for further details on contingent consideration payments.
(b)The contingent consideration for Eva Copper is subject to two criteria. The first criteria is a maximum of US$30 million payable via a 10% sharing of net incremental revenue above US$3.80/Ib Cu (excess payment). The second criteria is a maximum US$30 million payable on a new copper resource discovered and declared within the acquired tenements, calculated using a resource multiple of US$0.03/Ib Cu (new resource payment). These criteria are applicable for the entire life of the operation until the maximum payments are reached.
The remeasurement for the 2026 financial year amounted to R64 million (2025: R403 million). Refer to note 32 for further details on contingent consideration payments.
(c)The balance originated in the current year, following the acquisition of MAC Copper. The contingent consideration arrangement existed prior to Harmony's acquisition of MAC Copper and originated with MAC Copper's acquisition of CSA from Glencore on 15 June 2023.
These obligations include:
•Copper price‑linked contingent consideration
•NSR royalty contingent consideration.
Copper price-linked contingent consideration
The copper contingent consideration totals US$150 million, structured as two unsecured and fully subordinated contingent payments of US$75 million each (the first contingent copper payment and the second contingent copper payment). These amounts become payable only if the following price‑based conditions are met over the life of the mine:
•First contingent copper payment: The average daily LME closing copper price exceeds US$4.25/lb (US$9 370/Mt) for any rolling 18‑month period from 15 June 2023
•Second contingent copper payment: The average daily LME closing copper price exceeds US$4.50/lb (US$9 920/Mt) for any rolling 24‑month period from 15 June 2023.
Both price-based conditions were met during the financial year, resulting in the first and second contingent copper consideration payments of R1.3 billion and R1.2 billion becoming payable in October 2025 and March 2026, respectively. As at 30 June 2026, Harmony had settled all obligations relating to this contingent consideration arrangement.
The remeasurement for the 2026 financial year amounted to R163 million (2025: Rnil).
NSR royalty contingent consideration
Under the NSR royalty agreement, Cobar Management Proprietary Limited (CMPL) is required to pay Glencore a 1.5% NSR royalty on all marketable, metal‑bearing copper material produced from the mining tenure held by CMPL at 15 June 2023. The
NSR royalty contingent consideration is measured at fair value through profit or loss. Refer to note 37 for the details of the valuation. The remeasurement for the 2026 financial year amounted to R350 million (2025: Rnil).  Refer to note 32 for further details on contingent consideration payments.
27Contingent consideration continued
The movement in the contingent consideration liability is as follows:

Notes to the group financial statements continued
For the year ended 30 June 2026

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	1 457	965
CSA acquired through MAC Copper acquisition	3 312	—
Payments of contingent consideration	(3 115)	(338)
Remeasurement of contingent consideration	634	830
Foreign exchange translation	(168)	—
Balance at end of year	2 120	1 457
Current portion of contingent consideration	239	481
Non-current portion of contingent consideration	1 881	976
28Other non-current liabilities

	SA Rand
Figures in million	2026	2025
Sibanye Beatrix ground swap royalty	66	42
Lease liability – non-current[1]	347	230
Provision for Harmony Education Benefit Fund	4	4
Total other non-current liabilities	417	276
1Refer to note 26 for an analysis of the lease liability.
29Streaming arrangements

Accounting policy
Streaming arrangement with Franco-Nevada Barbados
The streaming contract was assessed and has been accounted for as an own-use customer contract. At acquisition, the streaming contract was initially recognised at a fair value of R1.4 billion in accordance with IFRS 3. The fair value of the contract took into consideration the existing unfavourable gold price terms at acquisition, in relation to the comparative market gold price.
The obligation to deliver the contractually stipulated ounces over the remaining term of the agreement results in a significant financing component. The interest accrues on the contract liability over the remaining contractual term. As the performance obligation to deliver gold is met, the contract liability unwinds into revenue classified as "consideration from streaming contract" in note 4. The current portion of the liability is determined with reference to the current production profile of the operation for the next
12 months.
Copper and silver streams with OR Royalties
The group has copper and silver streaming arrangements with OR Royalties, which have been accounted for as financial liabilities containing embedded derivatives in accordance with IFRS 9, Financial Instruments. The embedded derivatives relate to the applicable commodity price exposure within the contractual delivery obligations. The copper streaming arrangement also includes an embedded derivative relating to a buy-down option. The embedded derivatives have been separated from the host contracts and are measured at fair value through profit or loss.
On initial recognition in accordance with IFRS 3, Business Combinations, the copper and silver host contract financial liabilities were recognised at fair values of R2.3 billion and R2.9 billion, respectively, while the embedded derivatives were recognised at fair values of  R209 million asset (copper compound derivative) and Rnil (silver derivative).
The host contracts (financial liabilities) are measured at amortised cost using the effective interest method. Interest expense is calculated by applying the effective interest rates of 12.1% (copper) and 11.4% (silver) to the respective amortised cost carrying amounts and is recognised in finance costs.
The embedded derivatives measured at fair value through profit or loss at each reporting period, with changes in fair value recognised in fair value movements on streaming arrangements. The streaming arrangement liabilities are presented separately on the balance sheet as streaming contract liabilities, split between current and non-current portions based on expected delivery schedules.

Critical accounting estimates and judgements
Streaming arrangement with Franco-Nevada Barbados
The fair value of the unfavourable contract liability, which forms part of the streaming arrangement with Franco-Nevada Barbados
(Franco-Nevada), was measured as the difference between a market analyst consensus of gold prices and the fixed cash consideration to be received for gold delivered. A post-tax real rate of 11.6% was used to discount the liability over the expected period of delivery to settle the contract.
Changes in the production plan will affect the subsequent measurement prospectively. This is the only input that is considered for subsequent measurement. Harmony's cost of debt of 7.7% was used to impute the finance cost for the significant financing component recognised on the streaming contract liability.
29Streaming arrangements continued

Notes to the group financial statements continued
For the year ended 30 June 2026
Critical accounting estimates and judgements continued
Copper and silver streams with OR Royalties
When expected future physical deliveries of the applicable commodity are revised due to changes in mine production or reserve estimates, the carrying amount of the financial liability is recalculated as the present value of revised estimated future cash flows discounted at the original effective interest rate (in accordance with IFRS 9 paragraph B5.4.6). The resulting catch-up adjustment is recognised immediately in finance costs.
Fair value of the embedded derivatives is determined using Level 3 inputs within the fair value hierarchy. Refer to note 37 for details on the fair value measurement.

Streaming arrangement with Franco-Nevada Barbados
Harmony's subsidiary, Chemwes, which owns the Mine Waste Solutions operation (MWS), had a contract with Franco-Nevada.
Franco-Nevada was entitled to receive 25% of all the gold produced through MWS, until the balance of the gold cap was delivered.
The gold cap is a provision included in the contract, which stipulates the maximum quantity of gold to be sold to Franco-Nevada over the term of the agreement. The consideration is determined as the lower of the quoted spot gold price as per the LME or
US$400 per ounce, adjusted with an annual escalation adjustment.
On 23 October 2024, Harmony fulfilled all its obligations stemming from the streaming agreement with Franco Nevada. From
1 July 2024 to 23 October 2024, MWS delivered the outstanding 9 164oz still owed on the contract on 30 June 2024. This settled the balance of R85 million.
The contract price receivable in US$/oz for each ounce of gold delivered is as follows:
•1 July 2023 – 16 December 2023: US$446/oz.
•17 December 2023 – 23 October 2024: US$451/oz.
Copper and silver streams with OR Royalties

	SA Rand
Figures in million	2026	2025
Copper stream (a)	2 403	—
– Copper host debt	2 256	—
– Copper compound derivative	147	—
Silver stream (b)	3 332	—
– Silver host debt	2 807	—
– Silver derivative	525	—

Total streaming contract liabilities	5 736	—
Current portion of streaming contract liabilities	455	—
Non-current portion of streaming contracts liabilities	5 281	—
(a)Effective 16 June 2023, MAC Copper, a subsidiary of Harmony as of 24 October 2025, entered into a copper purchase agreement (copper stream) with OR Royalties. Under the terms of the copper stream, in exchange for an upfront cash deposit of up to US$75 million (available copper deposit), the group is required to deliver an amount of refined copper to OR Royalties in the form of purchased copper warrants. The deliveries to OR Royalties are equal to the copper stream percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA mine during the life of the mine. On
16 June 2023, the full amount of the available copper deposit was drawn to finance, in part, the initial acquisition of the
CSA mine by MAC Copper. As of 30 June 2026, 2 100 tonnes of copper has been delivered towards the copper stream with
OR Royalties. As part of the acquisition of MAC Copper, Harmony has assumed the obligations enforced by the copper stream.
The copper stream percentages are the following:

Time period	Copper stream percentage

24 October 2025 to 16 June 2028	3.00% (First stream percentage)
17 June 2028 until 33 000 metric tons of refined copper delivered to OR Royalties (Threshold quantity)	4.875% (Second-threshold stream percentage)
Thereafter from the date that the threshold quantity has been met	2.25% (Tail stream percentage)
Harmony may elect to reduce the copper stream percentage and the threshold quantity on 16 June 2028 to the amounts and percentages in the table below upon making a one-time payment of US$40 million or US$20 million (buy-down option). The buy-down option is an embedded derivative measured at fair value through profit or loss, taking into account the likelihood of the group exercising the option.

Notes to the group financial statements continued
For the year ended 30 June 2026
29Streaming arrangements continued
Copper and silver streams with OR Royalties continued
(a)continued

	Buy-down: Option 1	Buy-down: Option 2
Buy-down amount	US$40 million	US$20 million
Second-threshold stream percentage	3.25%	4.0625%
Tail stream percentage	1.50%	1.8750%
Threshold quantity	23 900 tonnes	28 450 tonnes
In addition to the copper deposit, the group will receive ongoing cash payments for refined copper delivered equal to 4%
(copper cash price) of the cash settlement price for one tonne of refined copper quoted by the LME on the date prior to the date of delivery (copper market price). Until the copper deposit is reduced to US$nil, the difference between the copper market price and the copper cash price will be credited against the outstanding copper deposit. After the copper deposit is reduced to US$nil, the group will continue to receive the copper cash price for each tonne of refined copper delivered. As at
30 June 2026, the outstanding copper deposit was US$53 million (R865 million).
Reconciliation of the copper host debt:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	—	—
Acquired through MAC Copper acquisition	2 335	—
Finance cost	166	—
Copper warrants delivered	(125)	—
Foreign exchange translation	(120)	—

Balance at end of year	2 256	—
Current portion of copper host debt	134	—
Non-current portion of copper host debt	2 122	—
Reconciliation of copper compound derivative:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	—	—
Acquired through MAC Copper acquisition	(209)	—
Fair value movement	361	—
Foreign exchange translation	(5)	—

Balance at end of year	147	—
Current portion of copper compound derivative	32	—
Non-current portion of copper compound derivative	115	—
(b)Effective 16 June 2023, MAC Copper entered into a silver purchase agreement (silver stream) with OR Royalties. Under the terms of the silver stream, in exchange for an upfront cash deposit of US$75 million (silver deposit), the group is required to deliver to OR Royalties an amount of refined silver, in the form of purchased silver credits. The deliveries to OR Royalties are equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA Mine during the life of mine. On
16 June 2023, the full amount of the silver deposit was drawn to finance, in part, the initial acquisition of the CSA Mine by
MAC Copper. As of 30 June 2026, 1 276 429 ounces of silver has been delivered towards the silver stream with OR
Royalties. As part of the acquisition of MAC Copper, Harmony has assumed the obligations enforced by the silver stream. In addition to the silver deposit, the group will receive ongoing cash payments for refined silver delivered equal to 4% (silver cash price) of the silver price quoted by the London Bullion Market Association (LBMA) for one ounce of refined silver on the day prior to the date of delivery (silver market price). Until the silver deposit is reduced to US$nil, the difference between the silver market price and the silver cash price will be credited against the outstanding silver deposit. After the silver deposit is reduced to US$nil, the group will continue to receive the silver cash price for each ounce of refined silver delivered. As at
30 June 2026, the outstanding silver deposit was US$28 million (R459 million).

Notes to the group financial statements continued
For the year ended 30 June 2026
29Streaming arrangements continued
Copper and silver streams with OR Royalties continued
(b)continued
Reconciliation of silver host debt:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	—	—
Acquired through MAC Copper acquisition	2 929	—
Finance cost	261	—
Silver credits delivered	(232)	—
Foreign exchange translation	(151)	—

Balance at end of year	2 807	—
Current portion of silver host debt	244	—
Non-current portion of silver host debt	2 563	—
Reconciliation of silver derivative:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	—	—
Fair value movement	493	—
Foreign exchange translation	32	—

Balance at end of year	525	—
Current portion of silver derivative	44	—
Non-current portion of silver derivative	481	—

Accounting policy – financial liabilities (applicable to notes 30 and 31)
Financial liabilities are initially measured at fair value when the group becomes a party to its contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, except for financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:
•Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt and accrued interest less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method. Extension options of borrowings facilities are treated as loan commitments.
Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.
Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
•Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

Notes to the group financial statements continued
For the year ended 30 June 2026
30Borrowings

Summary of facilities' terms
	Commenced	Tenor (years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid
Existing
R2.5 billion revolving credit facility – sustainability linked	May 2022	Five years	May 2027	No	Unsecured	Variable	JIBAR (a) + 2.40%	On maturity	n/a
US$400 million facility – sustainability linked	May 2022	Five years	May 2027	No	Unsecured	Variable		On maturity	n/a
– US$100 million term facility							SOFR + 2.85%
– US$300 million revolving credit facility							SOFR + 2.70%
R1.5 billion facility (green term loan) (b)	May 2022	Six years, six months	November 2028	No	Unsecured	Variable	JIBAR (a) + 2.65%	Bi-annual (c)	n/a
US$1.25 billion bridge facility (d)	May 2025	One year, six months	December 2026	No	Unsecured	Variable		On maturity	n/a
– US$250 million term facility						First six months	SOFR + 2.00%
– US$1 billion term facility						Next six months	SOFR + 2.80%
						Last six months	SOFR + 4.00%

Extinguished
Senior syndicated facility (e)
– US$205 million term facility	February 2023	Five years	March 2028	No	Unsecured	Variable	SOFR + 2.5% to 3.0%	Quarterly	October 2025
– US$125 million revolving credit facility	February 2023	Five years	March 2028	No	Unsecured	Variable	SOFR + 2.5% to 3.0%	On maturity	October 2025

(a)On 3 December 2025, the South African Reserve Bank (SARB) announced the cessation of the JIBAR as of 31 December
2026. South Africa's financial market is moving away from the JIBAR benchmark to the South African Rand Overnight Index
Average (ZARONIA). As these facilities’ agreements makes provision for the use of replacement benchmarks for determining interest rates, the impact of the South African IBOR reform is expected to be immaterial.
(b)This facility can only be drawn down for qualifying projects.
(c)Initially ten equal bi-annual instalments starting from June 2024, with the final instalment on maturity. Due to the delay in the project process, and the resultant impact on the drawdowns, the lenders have agreed to amend the repayments to nine equal bi-annual instalments starting from November 2024. The period of the draw down has lapsed, therefore the balance of the facility is no longer available.
(d)On 26 June 2025, a bridge facility agreement between Harmony, Harmony Australia and a syndicate of lenders was concluded. The purpose of the agreement was to secure funding to finance the acquisition of MAC Copper and related costs
(refer to note 13 for further information). Under the agreement, a US$250 million facility (Facility A) and a US$1 billion facility
(Facility B) were made available to Harmony Australia and Harmony, respectively. The tenure of the loan is 364 days with a six-month extension option. The period of the draw down has lapsed therefore, the balance of the facility is no longer available. The six-month extension option has been utilised.
Origination fees of R253 million were incurred for the facility. These fees are regarded as an integral part of the effective interest rate of the facility and are treated as transaction costs during the 2026 financial year.
(e)On 24 October 2025, Harmony took over the senior syndicated facility from MAC Copper. On 28 October 2025 the outstanding balance was fully repaid and the facility was extinguished. Refer to note 13.

Notes to the group financial statements continued
For the year ended 30 June 2026
30Borrowings continued
Refinancing of facilities
On 25 June 2026 Harmony concluded on the new syndicated multi-tranche, multi-currency loan facilities which will be used, in part, to refinance the existing US$ and Rand syndicated facilities entered into in 2022, the MAC Copper acquisition bridge facility, and to support general corporate purposes. The facilities were undrawn at 30 June 2026. Refer to note 39 for events after the reporting date.
The terms of the new facilities are summarised as follows:

	Commenced	Tenor (years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term
US$500 million revolving credit facility	June 2026	Three years	June 2029 (a)	No	Unsecured	Variable	SOFR + 2.20%	On maturity
A$500 million facility	June 2026	Three years	June 2029 (a)	No	Unsecured	Variable		On maturity
– A$250 million revolving credit facility							BBSY (b) + 2.20%
– A$250 million term facility							BBSY (b) + 2.50%
R4.0 billion revolving credit facility	June 2026	Three years	June 2029 (a)	No	Unsecured	Variable	ZARONIA + 2.00%	On maturity
R3.0 billion facility (green term loan) (c)	June 2026	Six years, six months	December 2032	No	Unsecured	Variable	ZARONIA + 2.20%	Bi-annual (d)

(a)Two additional 12-month extension options are available and are not taken into account.
(b)Bank Bill Swap Bid Rate.
(c)This facility can only be drawn down for qualifying projects.
(d)The initial repayment is deferred for 24 months, followed by bi-annual repayments.
The US$ and Rand RCFs as well as the A$ facilities are linked to certain sustainability-linked key performance indicators (ESG
KPIs), which will be measured annually for the next three financial years and will result in changes to interest rate margins. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets
			FY27	FY28	FY29
Renewable energy	Cumulative installed renewable electricity capacity (MW).	All operations	130	330	665
Water consumption	Cumulative % reduction in potable water consumption.	All operations (excluding Eva Copper Project)	8%	10%	12%
Mine community development spend	Additional % annual expenditure on committed mine community development initiatives.	SA operations	10%	10%	10%
Depending on Harmony's performance in relation to these ESG KPIs, the potential change in interest rate margin is as follows:

Benefit/penalty for each financial year (basis points)	FY27	FY28	FY29
KPI
Renewable energy	2	2	2
Water consumption	2	2	2
Mine community development spend	1	1	1
Origination fees of R230 million were incurred for the facilities. These fees are regarded as an integral part of the effective interest rate of the facilities. Since no drawdowns on the facilities have taken place as at 30 June 2026, though still being regarded as probable in the future, these origination fees have been deferred and will be treated as a transaction cost when a draw-down of the facilities takes place.

Notes to the group financial statements continued
For the year ended 30 June 2026
30Borrowings continued
Debt covenants
The debt covenant tests for both the Rand and US dollar facilities are as follows:
•The group's interest cover ratio shall be more than five times (EBITDA1/ Total interest paid)
•Leverage2 shall not be more than 2.5 times.
1Earnings before interest, taxes, depreciation and amortisation (EBITDA), as defined in the agreement excludes extraordinary items such as impairment, restructuring cost and gains/losses on disposal of fixed assets.
2Leverage is defined as total net debt to EBITDA.
Debt covenants tests were performed for the loan facilities for the 2026 and 2025 financial years and no breaches were noted. For the 2026 financial year, the group's interest cover ratio was 49.7 times (2025: 97.3 times), while the group's leverage was 0.02
(2025: negative 0.4). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.
The current debt covenant tests remain unchanged under the new facilities.
Interest-bearing borrowings

	SA Rand
Figures in million	2026	2025
Non-current borrowings
US$400 million facility – sustainability linked	—	1 770
Balance at beginning of year	1 770	1 785
Drawn down	3 309	—
Issue cost	(14)	—
Amortisation of issue costs	19	29
Translation	(167)	(44)
Transferred to current liabilities	(4 917)	—
R1.5 billion facility – green loan	—	124
Balance at beginning of year	124	—
Drawn down	—	226
Repayments	(176)	(50)
Amortisation of issue costs	2	1
Reclassification from prepayments (Trade and other receivables)	—	(3)
Transferred to current liabilities	50	(50)
Translation
Total non-current borrowings	—	1 894

Current borrowings
US$400 million facility – sustainability linked	4 965	7
Balance at beginning of year	7	9
Interest accrued	207	138
Interest paid	(165)	(138)
Translation	(1)	(2)
Transferred from non-current liabilities	4 917	—
R1.5 billion facility – green loan	—	52
Balance at beginning of year	52	—
Interest accrued	14	12
Interest paid	(16)	(10)
Transferred from non-current liabilities	(50)	50
Senior syndicate facility	—	—
Balance at beginning of year	—	—
Acquired	3 858	—
Repayments	(3 809)	—
Interest accrued	2	—
Interest paid	(24)	—
Translation	(27)	—

Notes to the group financial statements continued
For the year ended 30 June 2026

30	Borrowings continued
	Interest-bearing borrowings continued
		SA Rand
	Figures in million	2026	2025
	Current borrowings continued
	US$1.25 billion facility – bridge facility	4 511	—
	Balance at beginning of year	—	—
	Drawn down	15 221	—
	Issue costs	(253)	—
	Repayments	(10 008)	—
	Amortisation of issue costs	253	—
	Interest accrued	458	—
	Interest paid	(455)	—
	Translation	(705)	—

	Total current borrowings	9 476	59
	Total interest-bearing borrowings	9 476	1 953

	SA Rand
Figures in million	2026	2025
The maturity of borrowings is as follows:
Current	9 476	59
Between one to two years	—	1 820
Between two to three years	—	50
Between three to four years	—	24
Total	9 476	1 953

SA Rand
Figures in million	2026	2025
Undrawn committed borrowing facilities:
Expiring within one year (a)	4 139	22 181
Expiring after one year (b)	20 870	7 824
Total	25 009	30 005
(a) The amount for 2026 relates to the R2.5 billion sustainability linked revolving credit facility and US$100 million of the
US$300 million revolving credit facility. The amount for 2025 related to the US$1.25 billion bridge facility.
(b) The amount for 2026 relates to the new syndicated multi-tranche, multi-currency loan facilities. The amount for 2025 related to the R2.5 billion sustainability linked revolving credit facility and the US$300 million revolving credit facility.

	Percent (%)
	2026	2025
Effective interest rates
US$400 million – sustainability linked
– US$100 million term facility	6.7	7.5
– US$300 million revolving credit facility	6.3	—
R1.5 billion facility – green loan	9.6	10.3
US$1.25 billion facility – bridge facility
– US$250 million term facility	6.6	—
– US$1 billion term facility	6.5	—

Notes to the group financial statements continued
For the year ended 30 June 2026
31Trade and other payables

Accounting policy
The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	SA Rand
Figures in million	2026	2025 Restated[1]
Trade payables[2]	2 125	1 460
Lease liability – current[3]	319	206
Shaft-related liabilities[2]	2 271	1 826
Other liabilities	673	640
Payroll accruals[1]	2 084	2 065
Leave liabilities (a)	1 149	904
Other accruals	871	298
Value added tax	244	225
Total trade and other payables	9 736	7 624
1Refer to note 38 for further detail on restatement.
2The increase is predominantly due to timing of payments and receipt of invoices.
3Refer to note 26 for an analysis of the lease liability.
(a)Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	SA Rand
Figures in million	2026	2025
Balance at beginning of year	904	848
Acquisitions[1]	174	—
Benefits paid	(1 023)	(897)
Total expense per income statement	1 111	966
Translation gain	(17)	(13)
Balance at end of year	1 149	904
1Refer to note 13 for further detail on the acquisition of MAC Copper.

Notes to the group financial statements continued
For the year ended 30 June 2026
32Additional cash flow information

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Reconciliation of profit before taxation to cash generated by operations
Profit before taxation[1]	38 358	21 179	11 238
Adjustments for:
Amortisation and depreciation[1]	7 336	4 979	4 746
Impairment/(reversal of impairment) of assets	(2 779)	—	2 793
Share-based payments	758	699	250
Net decrease in provision for post-retirement benefits	—	(3)	(16)
Payment for the transfer of post-retirement medical benefit liability	—	(350)	—
Net increase/(decrease) in provision for environmental rehabilitation	(12)	140	(114)
(Profit)/loss on sale of property, plant and equipment	75	(8)	13
Loss on scrapping of property, plant and equipment	116	164	97
Profit from associates	(159)	(106)	(81)
Impairment loss/(reversal) on investments in associate	(23)	23	—
Investment income	(1 439)	(1 504)	(809)
Finance costs	1 928	698	796
Inventory-related adjustments	(649)	(141)	(503)
Foreign exchange translation differences	(1 170)	(11)	(110)
Non-cash portion of (gains)/losses on derivatives	(149)	463	(432)
Net day one gain included in revenue	(102)	(116)	(16)
Fair value movements on streaming arrangements	854	—	—
Streaming contract revenue	—	(86)	(323)
Silicosis settlement provision – net	(28)	(14)	(327)
Contingent consideration remeasurement	634	830	484
Copper warrants delivered	(125)	—	—
Silver credits delivered	(232)	—	—
Other non-cash adjustments	34	33	37
Effect of changes in operating working capital items
Increase in Receivables	(1 879)	(1 242)	(258)
Increase in Inventories	(280)	(273)	(50)
Increase in Payables[1]	1 196	968	760
Cash generated by operations	42 263	26 322	18 175
1Refer to note 38 for further detail on restatement.

Notes to the group financial statements continued
For the year ended 30 June 2026
32Additional cash flow information continued
Additional cash flow information continued
Cash and cash equivalents:
Cash and cash equivalents comprises cash on hand and demand deposits.
Taxation paid:
The income and mining taxes paid in the statement of cash flows represents actual cash paid less refunds received.
Non-cash adjustments:
The amounts presented in the cash flow statement exclude transactions that do not represent inflows or outflows of cash and cash equivalents.
(a)Share-based payments (refer to note 34).
(b)Investment income from restricted investments is considered non-cash for the purposes of the cash flow statement. Included in investment income is interest earned from restricted investments of R390 million (2025: R369 million) (2024: R329 million).
(c)Finance costs on borrowings includes accrued interest and amortisation of commitment fees, which is treated as non-cash adjustments for the determination of interest paid in the cash flow statement.
(d)Additions to property, plant and equipment include right-of-use assets which are treated as non-cash adjustments for the determination of additions to property, plant and equipment in the cash flow statement.
Acquisitions of investments/business:
(a)On 27 May 2025, Harmony announced that it has entered into a binding agreement to acquire, through its wholly owned
Australian subsidiary Harmony Gold (Australia) Proprietary Limited, 100% of the securities in MAC Copper. The last condition precedent was fulfilled during October 2025, resulting in an acquisition date of 24 October 2025. Refer to note 13.
Contingent consideration payments made:

	SA Rand
Figures in million	2026	2025	2024
Mponeng	301	338	108
Eva Copper	256	—	—
CSA copper-linked contingent consideration	2 515	—	—
CSA NSR contingent consideration	43	—	—
Total cash payments made	3 115	338	108
Payments in excess of the initial fair value (operating cash flows)	577	—	—
Payments relating to initial fair value (investing cash flows)	2 538	338	108
Undrawn facilities:
At 30 June 2026, R20.9 billion (2025: R30.0 billion) (2024: R9.3 billion) of borrowing facilities had not been drawn and are therefore available for future operational activities, capital commitments and acquisitions. The undrawn balance at 30 June 2026 comprises only the refinanced facilities, as these facilities were subsequently used to settle the existing borrowing facilities. Refer to notes 30 and 39.
33Employee benefits

Accounting policy
Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 25 for details of the post-retirement medical benefit plan.
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Notes to the group financial statements continued
For the year ended 30 June 2026
33Employee benefits continued

	2026	2025
Number of permanent employees as at 30 June:
South African operations[1]	32 977	32 688
International operations[2]	2 336	1 662
Total number of permanent employees	35 313	34 350
1The South African operations include permanent employees for TBO of 86 and Margaret Water Company NPC of 48 as a result of Harmony’s shareholding of
72% and 66% respectively.
2The Wafi-Golpu joint operation employees included in the total is 57 (2025: 61).

	SA Rand
Figures in million	2026	2025 Restated[1]
Aggregate earnings
The aggregate earnings of employees including executive directors were:
Salaries and wages and other benefits (excluding share-based payments)[1]	20 956	18 620
Retirement benefit costs	1 512	1 326
Medical aid contributions	453	429
Total aggregated earnings[2]	22 921	20 375
1Refer to note 38 for further detail on restatement. These amounts have also been restated to include the salaries and related employment costs of executive employees which were not previously included. Refer to note 2.
2These amounts have been included in cost of sales, corporate expenditure and capital expenditure.
During the 2026 financial year, termination costs included in payroll costs decreased to R188 million (2025: R219 million).
Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures (refer to note 5 for further detail).
34Share-based payments

Accounting policy
The group operates the following employee share incentive plans where the group granted share options to certain employees in exchange for services received:
•The equity-settled Management Deferred Share Plan (DSP) initially awarded in 2020
•The equity-settled Katleho ya Moruo ESOP scheme. Shares were issued to the Harmony ESOP Trust on 4 April 2024. However award letters were issued to employees on 1 July 2024. Refer to critical accounting estimates and judgements below for further details.
Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest.
The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised.
The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received (if any) net of any directly attributable transaction costs are credited to share capital and premium when the options are exercised.

Critical accounting estimates and judgements
(a) On 31 January 2024, the shareholders of Harmony approved the establishment of the Katleho ya Moruo ESOP. The Harmony
ESOP Trust subscribed for Harmony shares equal to 2% of the shareholding in Harmony at a value of R100.66 per share equating to a total contribution of R1.3 billion. The Trust received funding for the subscription of the shares from Harmony and the subsidiaries in the Harmony group who will receive the promised services from the eligible employees. The shares were issued to the Trust on 4 April 2024, while the allocation notices were sent to employees on 1 July 2024.
The trust deed determines that employees will be deemed to have accepted their allocations unless they formally reject within
10 days from the date of allocation (therefore on or before 10 July 2024). For the Katleho ya Moruo ESOP scheme, the service/vesting period commenced on 4 April 2024 while the grant date is 10 July 2024. This is when eligible employees are notified individually, via letters, of their participation unit allocation and acceptance thereof following the passing of 10 business days. Harmony has to recognise employee services as they are received. Therefore, for the period of 4 April 2024 to
30 June 2024, share-based payment expenses for the Katleho ya Moruo ESOP scheme were recognised in advance of the grant date and prior to the participation units being issued.

Notes to the group financial statements continued
For the year ended 30 June 2026
34Share-based payments

Critical accounting estimates and judgements continued
The fair value of the options granted under the Katleho ya Moruo ESOP was based on an estimation of what Harmony’s share price would be on the grant date of 10 July 2024. The estimated share price used was R175.65. The actual share price on
10 July 2024 was R176.36, which has been used for the awards prospectively. For determining the grant date fair value,
Harmony’s share price was deemed appropriate as there were no market conditions attached to the grant. Expected dividends were not incorporated in the measurement of the fair value as the employees granted awards under the scheme are entitled to receive dividends on the underlying shares during the vesting period.
(b)The fair value of options granted under the DSP:

Fair value
18 September 2019 - First issue	R46.68 - R55.55
18 September 2020 - Second issue	R74.90
20 September 2021 - Third issue	R45.58 - R57.93
19 September 2022 - Fourth Issue	R42.48 - R47.25
18 September 2023 - Fifth Issue	R84.88 - R105.85
18 September 2024 - Sixth Issue	R162.42 - R203.88
18 September 2025 - Seventh Issue	R299.25 - R360.06
The fair value of the first and second issue of options granted under the DSP was based on the Harmony spot share price at each grant date, as there were no market conditions attached to the grant. The fair value of the subsequent issues of options granted under the DSP was determined using a Black-Scholes valuation model. The significant inputs into the model are:

DSP
18 September 2025 - Seventh issue
Risk-free interest rate[1]	6.52% - 6.95%
Expected volatility[2]	49.25% - 52.05%
Expected dividend yield[3]	0.13% - 0.89%
Spot price on grant date	R312.82 - R361.42
Vesting period (from grant date)[4]	3/5 years
1The risk-free rate was derived from a zero-coupon curve stripped from forward rate agreements and swap inputs.
2The volatility was estimated on the historical returns of the Harmony share price over a period matching the time to maturity of the shares.
3The dividend yield was based on Harmony’s dividend forecasts and estimates of future share prices.
4Refer to Vesting under Options granted under the Management Deferred Share Plan below.

Employee share-based payments
The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.
Executive management is encouraged to retain shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.
The total cost relating to employee share-based payments is made up as follows:

	SA Rand
Figures in million	2026	2025	2024
Katleho ya Moruo ESOP	443	456	112
Management DSP	311	256	132
Total share-based payments	754	712	244
In December 2018, the board approved the new Total Incentive Plan (TIP) for management which includes deferred shares. The first allocations under the new plan occurred in October 2019, the subsequent allocations occurring in October of each year since then. Our shareholders have authorised up to 25 000 000 shares of the issued share capital to be used for this plan. As at
30 June 2026, 8 426 710 shares have been issued in terms of the Management DSP.
On 31 January 2024, our shareholders approved the issue of Harmony shares equal to 2% of the shareholding in Harmony to the
Harmony ESOP Trust. This equated to 12 651 525 shares. These shares are being used to facilitate the non-managerial share-
based payment scheme.

Notes to the group financial statements continued
For the year ended 30 June 2026
34Share-based payments continued
Employee share-based payments continued
Options granted under the Management Deferred Share Plan
Harmony implemented the TIP, comprising a long-term DSP and a short-term annual cash payment with effect from 1 July 2019.
The total incentive for each management-level employee is determined every year through a balanced scorecard calculation. The balanced scorecard result includes a number of key short- and long-term company performance measures (to be measured over trailing three- and one-year periods). The measures are reviewed and defined annually with appropriate weightings. A portion of the total incentive is paid immediately in cash and the balance is settled by means of Deferred Shares (DS).
The awards will vest at a rate of 20% per annum over the following five years for executive directors and prescribed officers, and one-third per annum over the following three years for qualifying management. The only performance criteria is that the participant is still employed within the group at time of vesting.
Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised DS not yet vested are lapsed and cancelled
•No fault	All unvested and unexercised DS will continue in force to vest on the original vesting dates in accordance with the rules of the plan.
Activity on share options

Number of DS
Activity on DS granted but not exercised	2026	2025
Balance at beginning of year	4 909 956	5 012 332
Options granted	1 125 329	1 984 084
Options exercised	(1 850 273)	(2 014 976)
Options forfeited and lapsed	(91 978)	(71 484)
Balance at end of year	4 093 034	4 909 956

List of options granted but not yet exercised (listed by grant date)	Number of options	Remaining life (years)
As at 30 June 2026
Deferred shares
18 September 2019 – 5 years	16 486	—
18 September 2020 – 5 years	90 172	—
20 September 2021 – 5 years	381 364	0.2
19 September 2022 – 5 years	366 001	1.2
18 September 2023 – 3 years	440 796	0.2
18 September 2023 – 5 years	339 185	2.2
18 September 2024 – 3 years	977 010	1.2
18 September 2024 – 5 years	384 594	3.2
18 September 2025 – 3 years	785 112	2.2
18 September 2025 – 5 years	312 314	4.2
Total options granted but not yet exercised	4 093 034

Notes to the group financial statements continued
For the year ended 30 June 2026
34Share-based payments continued
Employee share-based payments continued
Options granted under the Management Deferred Share Plan continued
Activity on share options continued

	2026	2025
18 September 2019 – 5 years
Gain realised by participants on options exercised during the year (R million)	14	7
Weighted average share price at the date of exercise (SA Rand)	301.31	180.19
Remaining life (years)	—	—
18 September 2020 – 5 years
Gain realised by participants on options exercised during the year (R million)	14	9
Weighted average share price at the date of exercise (SA Rand)	274.88	179.30
Remaining life (years)	—	0.2
20 September 2021 – 3 years
Gain realised by participants on options exercised during the year (R million)	—	121
Weighted average share price at the date of exercise (SA Rand)	—	175.17
Remaining life (years)	—	—
20 September 2021 – 5 years
Gain realised by participants on options exercised during the year (R million)	26	22
Weighted average share price at the date of exercise (SA Rand)	263.04	179.01
Remaining life (years)	0.2	1.2
19 September 2022 – 3 years
Gain realised by participants on options exercised during the year (R million)	150	88
Weighted average share price at the date of exercise (SA Rand)	301.31	177.44
Remaining life (years)	—	0.2

19 September 2022 – 5 years
Gain realised by participants on options exercised during the year (R million)	22	16
Weighted average share price at the date of exercise (SA Rand)	301.31	180.25
Remaining life (years)	1.2	2.2
18 September 2023 – 3 years
Gain realised by participants on options exercised during the year (R million)	122	83
Weighted average share price at the date of exercise (SA Rand)	263.04	175.18
Remaining life (years)	0.2	1.2
18 September 2023 – 5 years
Gain realised by participants on options exercised during the year (R million)	15	10
Weighted average share price at the date of exercise (SA Rand)	263.04	179.26
Remaining life (years)	2.2	3.2
18 September 2024 – 3 years
Gain realised by participants on options exercised during the year (R million)	133	—
Weighted average share price at the date of exercise (SA Rand)	263.04	—
Remaining life (years)	1.2	—
18 September 2024 – 5 years
Gain realised by participants on options exercised during the year (R million)	14	—
Weighted average share price at the date of exercise (SA Rand)	263.04	—
Remaining life (years)	3.2	—

Notes to the group financial statements continued
For the year ended 30 June 2026
34Share-based payments continued
Employee share-based payments continued
Options granted under the Katleho ya Moruo ESOP
Following the expiration of the Sisonke Employee Share Ownership Plan in 2022, Harmony approved the establishment of the
Katleho ya Moruo ESOP in January 2024. The scheme aims to continue facilitating beneficial interest and ownership by non-
managerial employees in South Africa (the beneficiaries) of Harmony shares in order to:
•Facilitate economic empowerment of Harmony’s employees
•Incentivise Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of
Harmony
•Further align the interests of the Harmony shareholders and those of the employees of Harmony.
The shares were issued to the Harmony ESOP Trust (the Trust) on 4 April 2024. Each beneficiary under the scheme is awarded 360
Participation Units (PU) from 1 July 2024 if they qualified for the scheme upon its formation or within six months of the formation thereof. Thereafter, qualifying employees will be awarded PU on a pro-rata basis in line with the scheme rules. Participation Unit refers to the vested rights of a beneficiary to an equal number of Harmony shares held by the Trust. The PU will vest after a service period of five years commencing on 4 April 2024. The only performance criteria is that the participant is still employed within the group at time of vesting. The Katleho ya Moruo ESOP is equity-settled.
Termination of employees' participation in the share scheme is based on "no fault" and "fault" definitions:

•Fault	All unvested and unexercised PU are lapsed and cancelled
•No fault	Accelerated vesting occurs and all unvested and unexercised PU are settled in accordance with the rules of the plan.
Activity on share options

Number of PU
Activity on PU granted but not exercised	2026	2025
Balance at beginning of year	11 148 600	—
Options granted	490 584	11 851 218
Options exercised	(394 026)	(483 342)
Options forfeited and lapsed	(193 890)	(219 276)
Balance at end of year	11 051 268	11 148 600

	2026	2025
Gain realised by participants on options exercised during the year (R million)	115	100
Weighted average share price at the date of exercise (SA Rand)	290.60	207.46
Remaining life (years)	2.8	3.8

Notes to the group financial statements continued
For the year ended 30 June 2026
35Related parties
None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their close families, had an interest, directly or indirectly, in any transaction from 1 July 2023 or in any proposed transaction that has affected or will materially affect
Harmony or its subsidiaries, other than as stated below.
Directors and other key management
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.
The directors' remuneration, comprising amounts paid during the year, is as follows:

	SA Rand
Figures in million	Executive directors	Non-executive directors
2026
Salaries	28	—
Retirement contributions	4	—
Bonuses	27	—
Exercise/settlement of share options	36	—
Directors' fees	—	18
Total	95	18
2025
Salaries	39	—
Retirement contributions	4	—
Bonuses	25	—
Exercise/settlement of share options	87	—
Directors' fees	—	17
Total	155	17
At year-end, the following directors and prescribed officers owned shares in Harmony for their direct benefit. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

Number of shares
Name of director/prescribed officer	2026	2025
Directors
Beyers Nel[1]	146 502	111 869
Boipelo Lekubo	127 152	86 985
Harry Mashego	95 936	85 164
Prescribed officers
Anton Buthelezi	48 700	27 934
Marian van der Walt	93 626	68 107
Johannes van Heerden	114 017	112 436
Urishanie Govender[2]	—	—
Floyd Masemula[3]	—	—
Jaco Boshoff[3]	—	—
1Became executive director effective 1 January 2025.
2  Classified as prescribed officer effective 1 October 2024.
3  Classified as prescribed officer effective 1 January 2025.
There were no other changes to the directors' interest between the reporting date and the date of the approval of the financial statements other than indicated above.

Notes to the group financial statements continued
For the year ended 30 June 2026
35Related parties continued
Other related parties
The services rendered to joint operations relate to professional and technical services. All the production of the group’s
South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 19.

	SA Rand
Figures in million	2026	2025
Sales and services rendered to related parties
Joint operations	8	7
Total	8	7

	SA Rand
Figures in million	2026	2025
Purchases and services acquired from related parties
Associates	74	78
Total	74	78
36Commitments and contingencies
Commitments and guarantees

	SA Rand
Figures in million	2026	2025
Capital expenditure commitments
Contracts for capital expenditure (a)	15 005	4 316
Share of joint operation's contracts for capital expenditure	22	13
Authorised by the directors but not contracted for (b)	20 992	18 462
Total capital commitments	36 019	22 791
(a)The increase relates mainly to capital commitments of approximately R10.5 billion for the Eva Copper project following the final investment decision on 24 November 2025.
(b)Capital commitments increased primarily due to major investments in the West Wits reclamation and deposition projects and
Sungazer 3 PV, which increased by approximately R2.9 billion and R1.9 billion, respectively. This was partially offset by a
R888 million decrease in Nooitgedacht TSF exploration following reduced activity, as well as a R527 million decline in the
Sungazer 2 solar project expenditure as the project reaches completion in FY27.
Contractual obligations in respect of mineral tenement leases amount to R105 million (2025: R45 million). This relates to the
Wafi-Golpu and Eva Copper projects.

	SA Rand
Figures in million	2026	2025
Guarantees
Guarantees and suretyships[1]	1 904	757
Environmental guarantees[2]	539	539
Total guarantees	2 443	1 296
1The guarantees and suretyships mainly relate to Eskom guarantees. The increase relates mainly to the top-up of guarantees to be in line with Eskom regulations.
2At 30 June 2026, R314 million (2025: R257 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions.
Refer to note 15.
Contingent liabilities

Critical accounting estimates and judgements
Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

Notes to the group financial statements continued
For the year ended 30 June 2026
36Commitments and contingencies continued
Contingent liabilities continued
The following contingent liabilities have been identified:
(a)On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio
Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at R242 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$7 million, with the balance of US$3 million being borne equally by the joint operators.
(b)The group may have potential exposure relating to the rehabilitation of groundwater contamination and radiological impacts associated with current and historical operations. The group has initiated analytical assessments to identify, quantify and mitigate any impacts that may arise. Scientific, technical and legal studies are ongoing to assist in determining the extent of contamination and the most appropriate remediation solutions. The group has implemented measures to mitigate seepage and groundwater plume migration.
Reverse osmosis (RO) water treatment facilities have been implemented at Doornkop, Tshepong West (Nyala), Target 1,
Harmony One Plant, Kareerand (MWS) and Tau Tona. These facilities assist in reducing reliance on externally supplied potable water and enhance water security at the respective operations. The group is also assessing the potential installation of an RO facility at Moab Khotsong, as well as upgrades to existing facilities at Doornkop and Target 1.
Preliminary studies have also been completed to assess measures for managing and mitigating seepage from tailings storage facilities. Should ongoing studies identify alternative remediation solutions, or should regulatory authorities not approve the proposed remediation measures, the group may be required to revise existing estimates and provisions or recognise additional liabilities. Such changes could have a material impact on the group's financial statements.
(c)Due to the interconnected nature of mining operations in South Africa, any long-term solution to potential flooding and groundwater decant risks requires an integrated regional approach involving affected mining companies. Accordingly, the
DMPR and affected mining companies have identified the need for a regional mine closure strategy. During 2024, the DMPR released a draft mine closure strategy for public comment.
Harmony has undertaken regional flood modelling and various specialist studies to evaluate groundwater and decant-related risks. Regional geohydrological assessments have been completed for all South African operations and indicate no foreseeable risk of groundwater decant affecting the group's Free State and Gauteng operations. In addition, potential decant risks associated with the Klerksdorp-Orkney-Stilfontein-Hartebeestfontein groundwater system, linked to the Moab Khotsong operation, are being actively managed.
As additional regional studies are completed, knowledge of groundwater systems and associated closure requirements may improve. Should future studies identify alternative solutions, or should regulators require measures that differ from current assumptions, the group may be required to recognise additional liabilities or revise existing estimates. Such outcomes could have a material impact on the group's financial statements.
The group continues to enhance operational water management and monitoring programmes across its operations. Accurate water balances support regulatory compliance, resource efficiency and environmental risk management. Ongoing work is being undertaken to integrate operational water balances into broader regional water management frameworks.
(d)The group's South African operations have either obtained Water Use Licences in terms of the National Water Act or have submitted applications to the Department of Water and Sanitation (DWS). Water Use Licence applications relating to the Free
State Operations and Doornkop remain under consideration by the DWS. Pending approval of these applications, the relevant operations continue to operate in accordance with applicable legal and regulatory requirements
(e)In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of R75 million of potential claims. Rand Uranium is therefore liable for all claims up to R75 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.
(f)Randfontein Estates Limited (REL), a subsidiary of Harmony has an existing legal dispute with the Merafong Municipality
(Merafong) relating to rates payable in terms of Merafong's Supplementary Valuation Roll 6 (SVR6). REL lodged appeals against the market values contained in SVR6. Merafong is contending for total rates payable of between R124 million and
R164 million under SVR6, while Harmony is contending for total rates payable of between R17 million and R69 million on the basis that certain items of the mining operations are not rateable and/or disregarded for valuation purposes and that depreciation, rehabilitation, phasing-in and category use changes are favourably considered by the Merafong Valuation
Appeal Board (Merafong VAB). Payment arrangements have been concluded between REL and Merafong in relation to these rates disputes. The Merafong VAB hearings are currently underway with other mining companies with similar legal disputes.
Harmony’s appeal hearing is ongoing and expected to conclude during the 2027 financial year, whereafter the outcome of the matter will be decided upon by the Merafong VAB.

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management
The group's operating activities expose it to a variety of financial risks: market risk (including foreign exchange risk, commodity price risk, other price risk and interest rate risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.
The group's financial assets and liabilities are classified as set out below:

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2026
Financial assets
Restricted cash and investments	5 298	449	—	—	1 963	—
Other non-current assets	25	193	—	—	29	—
Non-current derivative financial instruments	—	—	1 448	123	—	—
– Rand gold forwards	—	—	1	—	—	—
– Rand gold collars	—	—	1 305	—	—	—
– US$ gold collars	—	—	142	—	—	—
– US$ silver contracts	—	—	—	123	—	—
Current derivative financial instruments	—	—	737	83	—	—
– Rand gold forwards	—	—	3	—	—	—
– Rand gold collars	—	—	609	—	—	—
– US$ gold collars	—	—	125	—	—	—
– Foreign exchange contracts	—	—	—	83	—	—
Trade and other receivables	3 180	—	—	—	735	—
Cash and cash equivalents	8 624	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	1 034	41	—	—
– Rand gold forwards	—	—	137	—	—	—
– US$ gold forwards	—	—	22	—	—	—
– Rand gold collars	—	—	587	—	—	—
– US$ gold collars	—	—	288	—	—	—
– US$ silver contracts	—	—	—	41	—	—
Current derivative financial instruments	—	—	3 023	433	—	—
– Rand gold forwards	—	—	805	—	—	—
– US$ gold forwards	—	—	265	—	—	—
– Rand gold collars	—	—	1 499	—	—	—
– US$ gold collars	—	—	454	—	—	—
– US$ silver contracts	—	—	—	433	—	—
Borrowings	—	—	—	—	—	9 476
Contingent consideration liabilities	—	—	—	—	2 120	—
Streaming contract liabilities	—	—	—	672	—	5 063
Other non-current liabilities	—	—	—	—	—	413
Trade and other payables	—	—	—	—	—	6 109

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued

	SA Rand
Figures in million	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost
At 30 June 2025
Financial assets
Restricted cash and investments	4 849	384	—	—	1 828	—
Other non-current assets	1	107	—	—	45	—
Non-current derivative financial instruments	—	—	209	27	—	—
– Rand gold forwards	—	—	14	—	—	—
– US$ gold forwards	—	—	3	—	—	—
– Rand gold collars	—	—	164	—	—	—
– US$ gold collars	—	—	28	—	—	—
– US$ silver contracts	—	—	—	3	—	—
– Foreign exchange contracts	—	—	—	24	—	—
Current derivative financial instruments	—	—	68	264	—	—
– Rand gold forwards	—	—	16	—	—	—
– US$ gold forwards	—	—	2	—	—	—
– Rand gold collars	—	—	43	—	—	—
– US$ gold collars	—	—	7	—	—	—
– Foreign exchange contracts	—	—	—	264	—	—
Trade and other receivables	2 647	—	—	—	86	—
Cash and cash equivalents	13 101	—	—	—	—	—
Financial liabilities
Non-current derivative financial instruments	—	—	2 649	39	—	—
– Rand gold forwards	—	—	675	—	—	—
– US$ gold forwards	—	—	166	—	—	—
– Rand gold collars	—	—	1 492	—	—	—
– US$ gold collars	—	—	316	—	—	—
– US$ silver contracts	—	—	—	39	—	—
Current derivative financial instruments	—	—	4 950	109	—	—
– Rand gold forwards	—	—	3 604	—	—	—
– US$ gold forwards	—	—	550	—	—	—
– Rand gold collars	—	—	590	—	—	—
– US$ gold collars	—	—	206	—	—	—
– US$ silver contracts	—	—	—	109	—	—
Borrowings	—	—	—	—	—	1 953
Contingent consideration liability	—	—	—	—	1 457	—
Other non-current liabilities	—	—	—	—	—	272
Trade and other payables	—	—	—	—	—	4 372
Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provide written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, commodity price risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued
Market risk
Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises when future commercial transactions or recognised financial assets or liabilities are denominated in a currency that is not the entity’s functional currency. Harmony’s revenues are sensitive to the R/US$
exchange rate as majority of revenues are generated by commodity sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.
Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 17 and the fair value determination for financial assets and liabilities section below for further details on these contracts.
The Rand strengthened during the 2026 year from a closing rate of R17.75/US$1 on 30 June 2025 to R16.39/US$1 on
30 June 2026. The strengthening of the Rand had a positive impact on the contracts that matured during the period and resulted in the average locked-in rates being higher than the spot exchange rate at 30 June 2026, positively impacting those outstanding as at
30 June 2026.
The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity (refer to note 2.2 for details on the group's functional currencies). These exposures are mainly due to the US$. The strengthening of the Rand also had a positive impact on the translation of the US$ debt facilities at 30 June 2026.
Refer to note 30 for further detail.
Translation of the international net assets was impacted by the acquisition of MAC Copper and the strengthening of the Rand against the Australian dollar from R11.68/A$1 at 30 June 2025 to R11.35/A$1 on 30 June 2026. Additionally, the Kina weakened against the Australian dollar from a closing rate of PGK2.72/A$1 on 30 June 2025 to PGK3.09/A$1 on 30 June 2026. The
translation from Kina to Australian dollar and Australian dollar to Rand, combined with the average rate at which income statement items were translated at, resulted in a foreign exchange translation loss of R2.4 billion being recognised in other comprehensive income for the year.
The relevant exchange rates traded in the following ranges:

Year ended
	30 June 2026	30 June 2025
R/US$ foreign exchange rate range for the year	15.73 – 18.20	17.10 – 19.75
R/A$ foreign exchange rate range for the year	10.96 – 12.05	11.29 – 12.41
PGK/A$ foreign exchange rate range for the year	2.67 – 3.20	2.42 – 2.75
US$/A$ foreign exchange rate range for the year	0.64 – 0.73	0.60 – 0.69
The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities in the exchange rates that would affect profit and loss before tax:
•Rand/US$ exchange rate – 3% (2025: 4%) based on the standard deviation from a one-year forecast of various financial institution outlooks
•Rand/A$ exchange rate – 5% (2025: 3%) based on the standard deviation from a one-year forecast of various financial institution outlooks
•A$/US$ exchange rate – 5% (2025: 4%) based on the standard deviation from a one-year forecast of various financial institution outlooks.
Only material foreign currency exposure balances were considered when determining the need for a sensitivity analysis and therefore management has not performed a sensitivity analysis on PGK/US$ exchange rates.

	SA Rand
Figures in million	2026	2025
Sensitivity analysis – borrowings: South Africa
Rand against US$
Balance at 30 June	6 604	1 777
Strengthen by 3% (FY25: 4%)	198	71
Weaken by 3% (FY25: 4%)	(198)	(71)
Closing rate	16.39	17.75
Sensitivity analysis – borrowings: Australia
A$ against US$
Balance at 30 June	2 872	—
Strengthen by 5% (FY25: n/a)	144	—
Weaken by 5% (FY25: n/a)	(144)	—
Closing rate	0.69	—

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued
Market risk continued
Foreign exchange risk continued
Sensitivity analysis continued

	SA Rand
Figures in million	2026	2025
Sensitivity analysis – contingent consideration liabilities: Mponeng
Rand against US$
Balance at 30 June	433	676
Strengthen by 3% (FY25: 4%)	13	27
Weaken by 3% (FY25: 4%)	(13)	(27)
Closing rate	16.39	17.75
Sensitivity analysis – contingent consideration liabilities: Australia
A$ against US$
Balance at 30 June	1 687	781
Strengthen by 5% (FY25: 4%)	84	31
Weaken by 5% (FY25: 4%)	(84)	(31)
Closing rate	0.69	0.66
Sensitivity analysis – streaming arrangements
A$ against US$
Balance at 30 June	5 736	—
Strengthen by 5% (FY25: n/a)	287	—
Weaken by 5% (FY25: n/a)	(287)	—
Closing rate	0.69	—
Sensitivity analysis – other financial instruments
Rand against US$
Balance at 30 June	83	288
Strengthen by 3% (FY25: 4%)	22	162
Weaken by 3% (FY25: 4%)	(21)	(143)
Closing rate	16.39	17.75
A$ against US$
Balance at 30 June	3 937	2 796
Strengthen by 5% (FY25: 4%)	197	112
Weaken by 5% (FY25:4%)	(197)	(112)
Closing rate	0.69	0.66
Rand against A$
Balance at 30 June	1 222	—
Strengthen by 5% (FY25: n/a)	61	—
Weaken by 5% (FY25: n/a)	(61)	—
Closing rate	11.35	—
Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, silver (in the case of Hidden Valley), uranium (in the case of Moab Khotsong) and copper (following the acquisition of MAC Copper). Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices.
The limit for gold hedging as set by the board continues to be 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, 50% of silver exposure over a 24-month period and 50% for uranium exposure over a 60-month period. As part of the
MAC Copper acquisition, Harmony took over the copper derivative contracts related to production at the CSA copper mine. As at
30 June 2026, all the copper derivative contracts had matured. The limit set by the Board for copper contracts going forward is 20%
of copper production over a 24-month period. Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued
Market risk continued
Commodity price sensitivity continued
The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts and gold zero cost collar contracts for a portion of the group's production. A portion of the production of the South African operations is linked to Rand gold forward contracts and Rand gold zero cost collar contracts. US$ gold forward contracts and US$ gold zero cost collar contracts were entered into for the production from Hidden Valley. The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$ silver zero cost collars. The US$ silver zero cost collars contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement. Refer to note 17 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.
The group's cash inflows from uranium were managed by way of a forward contract, whereby uranium prices are predetermined for a fixed amount of uranium production. The group made its final delivery under the forward contract during the current year. These contracts are not designated as derivative contracts as the “own use” exemption of IFRS 9 Financial instruments is applicable to them.
A higher average price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price, which had a negative impact on the gold forward hedging contracts that matured during the period. However, the decrease in the gold price during the latter part of the year had a positive impact on the outstanding contracts, thus reducing the derivative liability as at 30 June 2026. Similarly, the average floor prices were also lower than the gold spot price of the remaining gold zero cost collar contracts, positively impacting their valuation as at 30 June 2026.
Gold, copper and silver traded in the following ranges:

Year ended
	30 June 2026	30 June 2025
Gold price range in US$/oz for the year	3 275 – 5 399	2 329 – 3 432
Copper price range US$/tonne for the year	9 607 – 14 083	n/a
Silver price range in US$/oz for the year	36.06 – 116.58	26.60 – 37.25
The group has reviewed its exposure to commodity-linked instruments and identified the following sensitivities in the gold and silver prices that would affect other comprehensive income and profit or loss before tax, respectively:
•Gold price: 11% (2025: 11%) based on the standard deviation of a one-year forecast gold price from various financial institution outlooks
•Silver price: 17% (2025: n/a) based on the standard deviation of a one-year forecast silver price from various financial institution outlooks. A sensitivity has been performed in the 2026 year due to the increased silver derivatives balance and the silver price volatility.

	SA Rand
Figures in million	2026	2025
Sensitivity analysis
Rand gold derivatives
Other comprehensive income
Increase by 11% (FY25: 11%)	(4 338)	(4 489)
Decrease by 11% (FY25: 11%)	4 033	3 985
US$ gold derivatives
Other comprehensive income
Increase by 11% (FY25: 11%)	(670)	(735)
Decrease by 11% (FY25: 11%)	615	651
US$ silver derivatives
Profit or loss before tax
Increase by 17% (FY25: n/a)	(334)	—
Decrease by 17% (FY25: n/a)	313	—
Other price risk
The group is exposed to the risk of fluctuations in the fair value of fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.
Sensitivity analysis
Certain restricted investments are linked to the Top 40 Index on the JSE. Management has performed an assessment and there is no reasonable possible change that would result in a material impact for the year.

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued
Market risk continued
Interest rate risk
The group's interest rate risk arises mainly from borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk.
With inflation rates easing and economies recovering, central banks continued to reduce interest rates for majority of the year ended
30 June 2026, with the South African repo rate only increasing in May 2026. The reduced interest rates had a positive impact on
Harmony's cost of borrowings compared to the prior year. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. Further to this, the decreased interest rates have lowered outstanding bond yields and this has resulted in a decrease in discount rates. This impact can be seen in the change in the environmental rehabilitation provision. Refer to note 24 for further information. The audit and risk committee reviews the group's risk exposure quarterly.
Management has performed an assessment and there is no reasonable possible change that would result in a material impact on profit/(loss) for the year.
Credit risk
Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial assets and cash and cash equivalents, as well as trade and other receivables (excluding non-financial instruments).
Assessment of credit risk
In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings. The credit risk arising from restricted cash and investments, derivative financial assets and cash and cash equivalents is managed by ensuring amounts are only invested with financial institutions of good credit quality based on external credit ratings and by assessing the underlying source of where the funds are invested. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis. Exposure to credit risk on trade and other receivables is monitored on a regular basis by management.
At 30 June 2026, the national scale investment grade rating of the major South African banks remained unchanged at AA+ and the majority of the group's Australian counterparts remained at AA-, which is in line with the group's credit risk policy.
An assessment of the expected credit losses for the financial assets measured at amortised cost at 30 June 2026 resulted in an immaterial amount for each instrument, in line with the assessment performed in 2025 (refer to the expected credit loss assessment below for further detail). Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.
The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to R22.2 billion as at 30 June 2026 (2025: R23.1 billion).
The group has restricted investments that are invested in various collective investment schemes totalling R97 million
(2025: R84 million) and equity investments of R449 million (2025: R384 million).
Financial institutions' credit rating by exposure (source: Fitch Ratings and Global Credit Ratings)

	SA Rand
Figures in million	2026	2025
Cash and cash equivalents
AA+	3 341	8 558
AA	6	—
AA-	4 843	4 543
A+	434	—
Total	8 624	13 101
Restricted cash and investments (refer to note 15)
AA+	7 109	6 542
AA-	55	51
Total	7 164	6 593
Derivative financial assets (refer to note 17)
AA+	601	239
AA	1 032	66
AA-	758	91
A+	—	172
Total	2 391	568

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued
Credit risk continued
Expected credit loss assessment
The group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The group's debt instruments at amortised cost consist of cash and cash equivalents, a portion of restricted cash and investments and trade and other receivables. The assessment of ECLs for the different debt instruments is discussed below:
Cash and cash equivalents
The cash and cash equivalents are held with banks and financial institutions which are rated between AA- and AA+ (see above).
The ECL on cash and cash equivalents has been determined using the simplified approach that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The ECL was determined to be immaterial.
Restricted cash and investments
The restricted cash and investments relate largely to the environmental trust funds. These funds are held with banks and financial institutions that are rated between AA+ and AA- (2025: AA+ and AA-) (see above) as well as investments in government bonds rated at AA+ (2025: AA+). Impairment of investments with investment-grade ratings has been determined using the simplified approach that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The group considers that the majority of its restricted cash and investments have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. Concentration of credit risk on restricted cash and investments is considered minimal due to the group’s investment risk management and counterparty exposure risk management policies.
Trade and other receivables
The group’s exposure to credit risk arising from trade receivables (metals) and other trade receivables is influenced mainly by the individual characteristics of each customer.
Trade receivables result largely from the sale of gold and are fully performing. Exposure to credit risk on receivables from gold sales is limited through payment terms of two to three days after recognition of revenue for gold sales. The majority of other receivables comprise a limited number of individually significant customers. The group determines the ECL on trade receivables and individually significant other receivable balances with reference to a probability of default model using external credit ratings in determining the default risk of counterparties. The external credit ratings used range between A- to AA. The ECL was determined to be immaterial.
Loss allowances on individually insignificant other trade receivables has been determined using the simplified ECL approach using a provision matrix and reflects the short-term maturities of the exposures and past experienced credit judgement. Refer to note 18 for details on the amount of the loss allowance recognised and the stratification of trade and other receivables for purposes of the assessment.
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.
At 30 June 2026, current liabilities exceeded current assets, primarily due to short‑term interest‑bearing borrowings. In June 2026, the group finalised the refinancing of its existing debt facilities and intends to use the new facilities to extinguish all existing debt.
Refer to note 39 for details of the events after the reporting date. The group therefore has access to sufficient committed facilities to meet its obligations as they fall due. The group remains in compliance with all financing covenants, and the directors are satisfied that the group has adequate resources to continue in operational existence for the foreseeable future.
In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly.
The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 30).

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued
Liquidity risk continued
The following are the undiscounted contractual maturities of financial liabilities (including principal and interest payments assuming the closing R/US$ exchange rate, closing spot US$ gold price, closing spot US$ silver price and interest rate at year end):

	SA Rand
Figures in million	2026		2025
	Current	Non-current	Current (Restated)[4]	Non-current
Contingent consideration liabilities (a)
Due between 0 to five years	249	1 177	492	971
Due between five to 10 years	—	809	—	229
Due between 10 to 15 years	—	1 077	—	564
Due between 15 to 20 years	—	806	—	375
Other non-current liabilities[1]	—	66	—	42
Lease liability[2]	334	426	208	314
Trade and other payables (excluding non-financial liabilities)[1,3,4]	5 790	—	4 166	—
Derivative financial liabilities[3]
Due between 0 to six months	2 594	—	3 296	—
Due between six to 12 months	2 134	—	2 073	—
Due between one to two years	—	1 324	—	2 504
Due between two to three years	—	23	—	668
Streaming contract liabilities (b)
Due between 0 to five years	503	2 821	—	—
Due between five to 10 years	—	4 003	—	—
Due between 10 to 15 years	—	3 725	—	—
Due between 15 to 20 years	—	2 696	—	—
Borrowings
Due between 0 to six months (c)	9 476	—	97	—
Due between six to 12 months	—	—	95	—
Due between one to two years	—	—	—	1 950
Due between two to three years	—	—	—	56
Due between three to four years	—	—	—	26
Total	21 080	18 953	10 697	7 699
1These balances exclude the lease liability as it has been disclosed separately.
2Refer to note 26 for details of the maturity periods.
3The group will utilise its cash generated from operations to settle outstanding obligations.
4Refer to note 38 for further detail on restatement.
(a)The maturities presented for the 2026 financial year include the NSR royalty liability assumed as part of the MAC Copper acquisition. Refer to note 27.
(b)Consists of the copper and silver streaming host financial liabilities and the related embedded derivatives, which were assumed through MAC Copper. Refer to note 29.
(c)Settlement of all existing US$ debt facilities at 30 June 2026 in early July 2026. As the interest accrued until maturity is negligible, the amount presented is equal to the carrying amount of borrowings as at 30 June 2026 (see note 30).
Capital risk management
The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.
The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.
The group made repayments of R14.0 billion during the year ended 30 June 2026 (2025: R50 million). Refer to note 30 for further details. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing in order to be well positioned for upcoming capital expenditure on the various growth projects and acquisitions.
37Financial risk management continued
Capital risk management continued
Net cash/(debt) is as follows:

Notes to the group financial statements continued
For the year ended 30 June 2026

	SA Rand
Figures in million	2026	2025
Cash and cash equivalents	8 624	13 101
Borrowings	(9 476)	(1 953)
Net cash/(debt)	(852)	11 148
There were no changes to the group's approach to capital management during the year.
Fair value determination for financial assets and liabilities
The fair value levels of hierarchy are as follows:
Level 1:Quoted prices (unadjusted) in active markets
Level 2:Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices)
or indirectly (that is, derived from other prices)
Level 3:Inputs for the asset that are not based on observable market data (that is, unobservable inputs).
The following table sets out the group’s assets and liabilities measured at fair value by level within the fair value hierarchy:

	SA Rand
Figures in million	At 30 June 2026			At 30 June 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Fair value through other comprehensive income
Other non-current assets (a)	46	—	147	—	—	107
Restricted cash and investments (b)	449	—	—	384	—	—
Fair value through profit or loss
Restricted cash and investments (b)	—	1 963	—	—	1 828	—
Derivative financial assets (c)	—	2 391	—	—	568	—
Derivative financial liabilities (c)	—	(4 531)	—	—	(7 747)	—
Trade and other receivables (d)	—	735	—	—	86	—
Loan to ARM BBEE Trust (e)	—	—	29	—	—	45
Contingent consideration liabilities (f)	—	—	(2 120)	—	—	(1 457)
Streaming contract liabilities (g)	—	—	(672)	—	—	—
(a)The level 1 valued assets comprise of listed equity securities held by MAC Copper and are designated at fair value through other comprehensive income. The level 3 valued instruments comprise mainly of the equity investment in Rand Mutual
Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the
"Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at the reporting dates. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.
(b)The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.
(c)The mark-to-market remeasurement of the derivative contracts (refer to note 17 for further details) was determined as follows:
•Foreign exchange contracts comprise of zero cost collars: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate,
Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve)
•Rand gold forward sale contracts: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot
US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
•US$ gold forward sale contracts: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
•Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from the spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate
•Rand gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate, spot US$ gold price, Rand and dollar interest rates (forward points) with discounting at the market interest rate (zero-
coupon interest rate curve), US$ gold forward rates, time to maturity and implied volatilities

Notes to the group financial statements continued
For the year ended 30 June 2026
37Financial risk management continued
Fair value determination for financial assets and liabilities continued
(c)The mark-to-market remeasurement of the derivative contracts (refer to note 17 for further details) was determined as follows:
continued
•US$ gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot US$ gold price, US$ gold forward rates, US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve), time to maturity and implied volatilities.
(d)The fair value of receivables arising from copper and silver concentrate sales contracts at 30 June 2026 which contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which have the characteristics of a commodity derivative, are classified within Level 2 of the fair value hierarchy.
(e)At 30 June 2026, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 11.2% (2025: 11.5%). A 22 basis points
(2025: 28 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movement in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. During the 2026 year, repayments to the value of R23 million
(2025: R28 million) were received.
(f)Contingent consideration liabilities (refer to note 27) consist of the following:
•Mponeng operation
The contingent consideration related to the Mponeng operation was determined using the expected gold production profile for Mponeng. At 30 June 2026, the liability was valued at R433 million (2025: R676 million), using a discounted cash flow valuation method at a post-tax real rate of 11.1% (2025: 10.8%). Should the expected gold production profile increase by
10.8%  or decrease by 10.8%, the contingent consideration liability would increase by R157 million (2025: R319 million at
11.5%) or decrease by R157 million (2025: R319 million at 11.5%) respectively. This represents reasonably expected changes which were determined based on the average variance between the planned production and the actual production achieved over a number of years. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability.
•Eva Copper
The contingent consideration for Eva Copper includes contingent consideration valued at R540 million (2025: R781 million), using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 11.1% (2025: 11.4%). A long-term copper price of US$4.78/lbs
(2025: US$4.25/lbs) was applied in the valuation. A 11.3% change (2025: 11.8%)  in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration.
•NSR Royalty
The NSR royalty was valued at R1.1 billion, using a discounted cash flow valuation, discounted at a post-tax real discount rate of 7.0%. The valuation is determined using the present value of the expected discounted cash flows over the expected life-of-mine of CSA. Expected cash flows are determined by making use of market analyst forecasts of the copper price and after deducting for the estimated treatment and refining charges in terms of the existing offtake agreement with Glencore.
Should the long-term copper price either increase or decrease by 11.3%, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, the fair value of the royalty liability would increase or decrease by R131 million respectively.
(g)The streaming contract liabilities balance includes a copper compound and silver embedded derivative valued at R147 million and R525 million, respectively. These liabilities were assumed by the group on acquisition of MAC Copper and are measured at fair value through profit or loss. Refer to note 29.
•The copper compound derivative relates to the embedded copper price within the copper stream and the buy-down option.
The copper compound derivative is valued using a copper future curve simulation valuation model and a Monte-Carlo valuation for the buy-down option at each reporting date. The following key assumptions were used in the valuation of the copper compound derivative: Copper spot price of US$13 279 per tonne, LME Copper implied volatility of 22.3% and own credit spread 8.4%. In isolation, at 30 June 2026, a 10% increase/decrease in copper spot price, which would represent a reasonably possible change based on the standard deviation of market analysts' short-term forecasts of the copper price, would not cause a material change in the fair value of the copper stream embedded derivative liability.
•The silver derivative relates to the embedded silver price within the silver stream. The silver derivative is valued using a silver future curve simulation valuation model at each reporting date. The following key assumptions were used in the valuation of the silver derivative: Silver spot price of US$58.26/oz and own credit spread of 7.7%. In isolation, at 30 June
2026, a 20% increase/decrease in silver spot price, which would represent a reasonably possible change based on the standard deviation of market analysts' short-term forecasts of the silver price, would not cause a material change in the fair value of the silver derivative liability.
The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values.
This includes restricted cash and investments carried at amortised cost. The carrying values of borrowings fairly approximates their fair values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates.

Notes to the group financial statements continued
For the year ended 30 June 2026
38Restatement of comparative information
(i)Correction of prior period error for misalignment of algorithm parameters of mine planning software
During the 2026 financial year, management identified a misstated alignment in algorithm parameters in the mine planning and scheduling programme used at the Tshepong North, Tshepong South and Doornkop operations. This misalignment of algorithm parameters occurred during the 2019 financial year with the implementation of the programme for these three operations. No other operations were affected by this misalignment.
The misalignment resulted in the overstatement of scheduled square meters mined in the LOM plan, which affected tonnes milled and kilograms produced. Because the scheduling outputs feed into the reserve declaration process, this overstatement led to an overstatement of declared Mineral Reserves, notwithstanding that the underlying geological model and Mineral
Resource estimates remained unchanged and unaffected by the misalignment. The misalignment only pertained to forecasted production as included in LOM plans, and did not impact actual production results or declared Mineral Resources since FY19.
The overstatement of Mineral Reserves and kilograms produced within each operation’s LOM plan since the 2019 financial year has been quantified as follows:
•Doornkop: 23.0% overstated over LOM
•Tshepong South: 24.5% overstated over LOM
•Tshepong North: 19.5% overstated over LOM.
The financial reporting areas with a resultant impact from the error are as follows:
Impact on deferred tax rate changes
The decrease in kilograms produced in the LOM plans resulted in a change in profitability which affected the determined deferred tax rates. These changes in deferred tax rates impacted the deferred tax liabilities and assets stemming from all temporary differences relevant to the legal entities of these affected operations. Implementing the decreases in kilograms produced for the operations’ LOM plans resulted in shortened years of operation. The FY25 deferred tax rates for Harmony,
Randfontein and Freegold changed from 20.8%, 17.2% and 17.4% to 20.3%, 15.7% and 17.2% respectively, while the FY24 deferred tax rates changed from 26.4%, 12.3% and 12.6% to 25.4%, 9.9% and 11.7% respectively.
Impact on depreciation based on the unit-of-production method
As the misalignment resulted in the overstatement of Mineral Reserves, it directly affected depreciation calculations using the unit-of-production method. Where the scheduled area or volume was overstated, the total expected units of production used as the denominator in the depreciation calculation was inflated. This would result in a lower depreciation charge per unit in each period than is warranted by the asset's actual use.
Management has recalculated depreciation from FY20 to FY26, being the period that the depreciation expenses was understated, based on the corrected Mineral Reserves for the operations in question. The deferred tax resulting from the change in temporary differences related to property, plant and equipment has also been determined.
The misalignment resulted in the following:

	SA Rand
Figures in million	At 30 June 2025	At 1 July 2024
Group balance sheet
Property, plant and equipment (Mining assets) overstated	636	500
Deferred tax assets understated	2	1
Retained earnings overstated	457	317
Deferred tax liabilities overstated	177	182

	SA Rand
Figures in million	2025	2024
Group income statement
Cost of Sales (Depreciation) understated	137	104
Gross profit, Operating profit and Profit before taxation overstated	137	104
Taxation (deferred tax expense) understated/(overstated)	3	(118)
Net profit understated/(overstated)	(140)	14
Basic and Diluted earnings per share understated/(overstated) (cents)	(23)	2

Notes to the group financial statements continued
For the year ended 30 June 2026
38Restatement of comparative information continued
(ii)Correction of prior period error related to the constructive obligation of payroll provisions and accruals
During the 2026 financial year, management adjusted the timing of the group’s payroll provisions and accruals, based on a revised view of whether a constructive obligation existed at the reporting period end. These amounts were previously recorded in the financial year when the payments were made.
This error had resulted in the following:

	SA Rand
Figures in million	At 30 June 2025	At 1 July 2024
Group balance sheet
Deferred tax assets understated	10	15
Retained earnings overstated	836	976
Deferred tax liabilities overstated	126	91
Trade and other payables understated	972	1 082

	SA Rand
Figures in million	2025	2024
Group income statement
Cost of Sales (Production costs) understated/(overstated)	(6)	72
Gross profit understated/(overstated)	6	(72)
Corporate, admin and other expenditure understated/(overstated)	(47)	299
Other operating expenses understated/(overstated)	(57)	57
Operating profit and Profit before taxation understated/(overstated)	110	(428)
Taxation (deferred tax expense) overstated	30	23
Net profit understated/(overstated)	140	(405)
Basic and Diluted earnings per share understated/(overstated) (cents)	23	(65)
Management has therefore restated the group balance sheet, group income statement, group statement of comprehensive income and group statement of changes in shareholders' equity for both 2024 and 2025 financial years. These restatements had no impact on the group cash flow statement, while the cash generated by operations note has been updated to reflect the restated amounts for depreciation and the movements in working capital of trade and other payables.
The combined changes to the group income statement for the year ended 30 June 2025 and 30 June 2024 are as follows:

	SA Rand
	2025			2024
Figures in million	Reported	Restated	Adjustment	Reported	Restated	Adjustment
Cost of sales	(49 635)	(49 766)	(131)	(47 233)	(47 409)	(176)
Production cost	(43 155)	(43 149)	6	(38 923)	(38 995)	(72)
Amortisation and depreciation	(4 842)	(4 979)	(137)	(4 642)	(4 746)	(104)
Gross profit	24 261	24 130	(131)	14 146	13 970	(176)
Corporate, administration and other expenditure	(1 647)	(1 600)	47	(1 294)	(1 593)	(299)
Other operating expenses	(346)	(289)	57	(195)	(252)	(57)
Operating profit	20 357	20 330	(27)	11 676	11 144	(532)
Profit before taxation	21 206	21 179	(27)	11 770	11 238	(532)
Taxation	(6 658)	(6 631)	27	(3 082)	(2 941)	141
Net profit for the year	14 548	14 548	—	8 688	8 297	(391)
Attributable to:
Owners of the parent	14 384	14 384	—	8 587	8 196	(391)
Earnings per ordinary share (cents)
Basic earnings	2 313	2 313	—	1 386	1 323	(63)
Diluted earnings	2 288	2 288	—	1 364	1 302	(62)

Notes to the group financial statements continued
For the year ended 30 June 2026
38Restatement of comparative information continued
The changes to the group balance sheet as at 1 July 2024 and 30 June 2025 are as follows:

	SA Rand
	At 30 June 2025			At 1 July 2024
Figures in million	Reported	Restated	Adjustment	Reported	Restated	Adjustment
Assets
Non-current assets
Property, plant and equipment	48 269	47 633	(636)	41 348	40 848	(500)
Deferred tax assets	114	126	12	140	156	16
Total non-current assets	56 197	55 573	(624)	48 963	48 479	(484)
Total assets	77 503	76 879	(624)	60 460	59 976	(484)
Equity and liabilities
Share capital and reserves
Attributable to equity holders of the parent company	48 235	46 942	(1 293)	40 774	39 481	(1 293)
Retained earnings	14 584	13 291	(1 293)	2 238	945	(1 293)
Total equity	48 512	47 219	(1 293)	40 949	39 656	(1 293)
Non-current liabilities
Deferred tax liabilities	4 475	4 172	(303)	2 951	2 678	(273)
Total non-current liabilities	16 603	16 300	(303)	12 152	11 879	(273)
Current liabilities
Trade and other payables	6 652	7 624	972	5 477	6 559	1 082
Total current liabilities	12 388	13 360	972	7 359	8 441	1 082
Total equity and liabilities	77 503	76 879	(624)	60 460	59 976	(484)
The cumulative impact of the restatement on the accumulated loss as at 1 July 2023 is an increase of R902 million.
39Subsequent events
(a)On 2 July 2026, a drawdown was made related to the US$500 million RCF and A$250 million term loan of US$400 million and
A$250 million respectively. These funds were utilised to settle the US$ RCF of US$200 million, US$ term loan of US$100 million and the US$ bridge facility of US$275 million owing under the group’s existing facilities. Following the receipt and application of the funds, the refinancing was implemented, resulting in the new facilities becoming effective and the group’s debt maturity profile being extended.
On 18 September 2026, a drawdown was made related to the A$250 million RCF of A$125 million (R1.4 billion).
On 28 September 2026, a principal payment of US$150 million (R2.4 billion), was made on the US$500 million RCF. On
2 October 2026, a payment of US$256 million (R4.2 billion), comprising US$250 million of capital and US$6 million of interest, was made on the US$500 million RCF.
(b)On 14 August 2026, Mr Frans (“Faan”) Lombard was appointed as Lead Independent Director and chair of the nominations committee in addition to his membership of the audit and risk committee.
(c)On 26 August 2026, a final dividend of 750 SA cents per ordinary share was declared, which was paid on 12 October 2026.
(d)On 29 September 2026, Harmony issued US$500 million guaranteed senior unsecured convertible bonds due
29 September 2031 (the bonds). The bonds will be guaranteed by certain subsidiaries of the group. The bonds were issued at
100% of their principal amount, being US$200 000 per bond. Unless previously redeemed, converted or purchased and cancelled in accordance with their terms, the bonds will be redeemed at 100% of their principal amount on
29 September 2031. The bonds bear interest at 1.5% per annum, payable semi-annually in arrear in equal instalments on
29 March and 29 September of each year, commencing 29 March 2027.
The initial conversion price is R418.60 per ordinary share, subject to customary market-standard adjustments, including certain dividend protection provisions, in accordance with the terms and conditions of the bonds. The bonds are convertible into approximately 19.4 million ordinary shares, representing approximately 3.0% of the company’s issued ordinary share capital as at the date of the announcement. Upon conversion, the company may elect to deliver ordinary shares underlying the bonds or exercise its net share settlement option to limit dilution.
The transaction is a non-adjusting event after the reporting date. Accordingly, no amounts relating to the bonds have been recognised in these financial statements. The accounting assessment, including the classification and measurement of the contractual features of the bonds, remains subject to completion following issuance and review of the final executed documentation. The resulting accounting impact will be recognised and disclosed in the group’s condensed consolidated financial statements for the period ending 31 December 2026.
39Subsequent events continued

Notes to the group financial statements continued
For the year ended 30 June 2026
(e)On 15 October 2026, Mr Alwyn Pretorius and Mr James Boardman were appointed to the board of directors of Harmony as independent non-executive directors.
40Segment report

Accounting policy
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker
(CODM). The CODM has been identified as the Group CEO's office.

The group has two main economic products, being gold and copper. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by an operational management team.
After applying the qualitative and quantitative thresholds from IFRS 8 Operating Segments, the reportable segments were determined as: Tshepong North, Tshepong South, Moab Khotsong, Joel, Doornkop, Target 1, Kusasalethu, Masimong, Mponeng,
Mine Waste Solutions, Hidden Valley and CSA mine. All other operating segments have been grouped together under all other surface operations.
The CODM comprises of the following executives:
•Chief Executive Officer
•Financial Director
•Executive Director: Stakeholder Relations and Corporate Affairs
•Deputy Chief Executive Officer
•Chief Development Officer
•Executive Operating Officer: Australasia.
The following members of the Group CEO’s office provide strategic and technical support to the CODM. As such, they are not considered part of the CODM for the purpose of IFRS 8:
•Chief People Officer
•Chief Corporate Officer
•Chief Sustainability Officer
•Chief Financial Officer: Treasury
•Chief Information Officer.
When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss.
The CODM also considers capital expenditure, gold and copper production and tonnes milled when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.
Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.
The production costs of operating segments includes treatment allocations, overhead allocations and pumping allocations, where applicable. Treatment and overhead allocations charged to operating segments relates to costs incurred by gold plants and the group’s centralised functions respectively which services those operating segments. Pumping allocations charged to operating segments relates to costs incurred for underground water pumping in order to prevent flooding. By-product credits relates predominantly to uranium sales for Moab Khotsong and silver sales for the rest of the group.
A reconciliation of the segment totals to the group financial statements has been included in note 41.

Notes to the group financial statements continued
For the year ended 30 June 2026
40Segment report continued

	Revenue[1] 30 June			Production cost[2] 30 June			Production profit/(loss)[2] 30 June			Segment assets[2] 30 June			Capital expenditure# 30 June			Production* 30 June			Tonnes milled* 30 June
	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024
	Rand million			Rand million			Rand million			Rand million			Rand million			Au kg / Cu t			000t
Gold
South Africa Underground
Moab Khotsong	10 775	9 455	8 108	6 107	5 235	4 647	4 668	4 220	3 461	10 040	8 023	6 017	2 380	2 427	1 330	5 182	6 184	6 599	748	753	822
Mponeng	19 571	16 079	10 577	7 850	7 046	5 808	11 721	9 033	4 769	7 595	6 051	4 438	2 146	2 043	890	9 561	10 370	8 751	896	920	880
Tshepong North	8 343	4 447	3 877	3 775	3 097	2 838	4 568	1 350	1 039	4 008	2 377	2 216	838	695	559	3 977	2 900	3 248	776	673	726
Tshepong South	5 191	4 233	3 734	3 340	2 919	2 572	1 851	1 314	1 162	3 090	2 379	2 188	610	570	527	2 541	2 739	3 129	444	448	465
Doornkop	5 834	4 158	4 198	3 424	3 245	3 047	2 410	913	1 151	5 320	4 264	3 715	1 091	914	686	2 851	2 720	3 470	856	742	815
Joel	2 873	2 484	2 079	2 106	1 864	1 664	767	620	415	1 462	1 437	1 372	330	270	235	1 399	1 634	1 733	376	374	401
Target 1	2 865	2 161	2 262	2 689	2 536	2 358	176	(375)	(96)	2 025	2 067	1 951	402	491	488	1 409	1 387	1 859	406	391	462
Kusasalethu	6 465	5 594	4 638	4 464	4 000	3 682	2 001	1 594	956	1 023	690	520	371	461	226	3 198	3 629	3 842	520	544	584
Masimong	3 231	2 245	2 137	2 288	1 973	1 857	943	272	280	118	62	—	89	111	44	1 562	1 478	1 780	415	424	473
Surface
Mine Waste Solutions	5 507	4 458	4 016	2 434	2 221	2 047	3 073	2 237	1 969	4 974	4 563	3 546	674	1 061	1 463	2 680	2 996	3 770	24 986	23 054	22 655
All other surface operations	8 881	7 495	6 463	3 951	3 925	3 695	4 930	3 570	2 768	2 220	1 479	1 268	756	334	338	4 200	4 879	5 296	17 261	18 787	19 676
Total South Africa	79 536	62 809	52 089	42 428	38 061	34 215	37 108	24 748	17 874	41 875	33 392	27 231	9 687	9 377	6 786	38 560	40 916	43 477	47 684	47 110	47 959
International
Hidden Valley	12 396	7 923	6 181	1 320	2 456	2 247	11 076	5 467	3 934	5 375	5 355	5 570	2 431	1 620	1 541	5 904	5 107	5 101	3 720	3 787	3 360
Total international	12 396	7 923	6 181	1 320	2 456	2 247	11 076	5 467	3 934	5 375	5 355	5 570	2 431	1 620	1 541	5 904	5 107	5 101	3 720	3 787	3 360
Total gold	91 932	70 732	58 270	43 748	40 517	36 462	48 184	30 215	21 808	47 250	38 747	32 801	12 118	10 997	8 327	44 464	46 023	48 578	51 404	50 897	51 319
Copper
International
CSA Mine	3 501	—	—	1 625	—	—	1 876	—	—	31 325	—	—	1 049	—	—	18 207	—	—	485	—	—
Total international	3 501	—	—	1 625	—	—	1 876	—	—	31 325	—	—	1 049	—	—	18 207	—	—	485	—	—
Total copper	3 501	—	—	1 625	—	—	1 876	—	—	31 325	—	—	1 049	—	—	18 207	—	—	485	—	—
Total operations	95 433	70 732	58 270	45 373	40 517	36 462	50 060	30 215	21 808	78 575	38 747	32 801	13 167	10 997	8 327
Reconciliation of segment information to the group income statement and group balance sheet. Refer to note 41.	3 805	3 164	3 109	3 062	2 632	2 533	743	532	576	13 282	8 886	8 047	—	—	—
	99 238	73 896	61 379	48 435	43 149	38 995	50 803	30 747	22 384	91 857	47 633	40 848	13 167	10 997	8 327
#Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R4.7 billion (2025: R857 million) (2024: R71 million).
*Production statistics are unaudited.
1Segment revenue consists of revenue from the sale of gold, copper, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.
2Refer to note 38 for further detail on restatement.

Notes to the group financial statements continued
For the year ended 30 June 2026
40Segment report continued
Production costs per segment

	Labour cost, including contractors			Consumables			Water and electricity			Overheads allocation			Treatment allocation			Royalty expense- regulatory			Other costs[1]
	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024
	Rand million			Rand million			Rand million			Rand million			Rand million			Rand million			Rand million
Gold
South Africa Underground
Moab Khotsong	2 985	2 813	2 762	709	724	659	1 413	1 192	1 015	384	316	285	305	267	270	405	319	228	679	667	587
Mponeng	3 231	2 993	2 706	1 033	988	889	2 051	1 742	1 392	363	321	305	281	264	233	1 075	740	386	335	491	374
Tshepong North	2 146	1 931	1 853	665	559	518	598	535	470	174	144	154	186	135	129	356	98	66	63	86	38
Tshepong South	1 858	1 746	1 647	433	417	388	651	587	498	159	138	137	106	90	82	216	95	64	226	165	113
Doornkop	2 018	1 866	1 724	732	807	752	439	409	331	183	136	138	250	215	189	190	79	64	79	190	188
Joel	1 232	1 142	1 059	391	350	320	257	227	190	98	93	88	90	75	71	121	55	35	108	89	56
Target 1	1 485	1 357	1 291	624	638	600	397	352	322	111	104	97	140	120	133	16	12	12	133	150	104
Kusasalethu	2 177	2 036	1 873	650	607	561	1 176	1 027	952	160	138	135	175	157	156	208	106	72	177	138	79
Masimong	1 201	1 097	1 042	328	300	299	340	290	251	110	88	98	99	85	84	161	56	56	53	59	29
Surface
Mine Waste Solutions	750	660	657	982	905	894	614	518	417	85	87	87	—	—	—	—	—	—	7	55	(4)
All other surface operations	1 699	1 545	1 513	912	862	840	409	363	313	112	94	78	731	875	867	184	147	139	264	167	174
Total South Africa[2]	20 782	19 186	18 127	7 459	7 157	6 720	8 345	7 242	6 151	1 939	1 659	1 602	2 363	2 283	2 214	2 932	1 707	1 122	2 124	2 257	1 738
International
Hidden Valley	1 140	1 263	1 301	2 113	2 242	2 289	71	166	98	—	—	—	—	—	—	320	203	156	637	943	684
Total international	1 140	1 263	1 301	2 113	2 242	2 289	71	166	98	—	—	—	—	—	—	320	203	156	637	943	684
Total gold[2]	21 922	20 449	19 428	9 572	9 399	9 009	8 416	7 408	6 249	1 939	1 659	1 602	2 363	2 283	2 214	3 252	1 910	1 278	2 761	3 200	2 422
Copper
International
CSA Mine	1 080	—	—	669	—	—	166	—	—	—	—	—	—	—	—	132	—	—	(161)	—	—
Total international	1 080	—	—	669	—	—	166	—	—	—	—	—	—	—	—	132	—	—	(161)	—	—
Total copper	1 080	—	—	669	—	—	166	—	—	—	—	—	—	—	—	132	—	—	(161)	—	—
Total operations[2]	23 002	20 449	19 428	10 241	9 399	9 009	8 582	7 408	6 249	1 939	1 659	1 602	2 363	2 283	2 214	3 384	1 910	1 278	2 600	3 200	2 422
1Relates to an aggregate of individually immaterial costs which are included as part of production costs such as transport, insurance, change in inventory, pumping costs.
2Due to rounding, row and column totals may not cast exactly.

Notes to the group financial statements continued
For the year ended 30 June 2026
40Segment report continued
Production costs per segment continued

	Capitalisation of mine development and deferred stripping costs[3]			Total production costs (excluding By-product credits)[4]			By-product credits			Total production costs per segment[4]
	2026	2025	2024	2026	2025	2024	2026	2025	2024	2026	2025	2024
	Rand million			Rand million			Rand million			Rand million
Gold
South Africa Underground
Moab Khotsong	(197)	(234)	(285)	6 683	6 064	5 521	(576)	(829)	(874)	6 107	5 235	4 647
Mponeng	(490)	(476)	(464)	7 879	7 063	5 821	(29)	(17)	(13)	7 850	7 046	5 808
Tshepong North	(403)	(386)	(386)	3 785	3 102	2 842	(11)	(5)	(4)	3 775	3 097	2 838
Tshepong South	(302)	(315)	(353)	3 347	2 923	2 576	(7)	(4)	(4)	3 340	2 919	2 572
Doornkop	(460)	(454)	(336)	3 431	3 248	3 050	(6)	(3)	(3)	3 424	3 245	3 047
Joel	(188)	(165)	(153)	2 109	1 866	1 666	(4)	(2)	(2)	2 106	1 864	1 664
Target 1	(212)	(195)	(198)	2 694	2 538	2 361	(4)	(2)	(3)	2 689	2 536	2 358
Kusasalethu	(252)	(203)	(140)	4 471	4 006	3 688	(10)	(6)	(6)	4 464	4 000	3 682
Masimong	—	—	—	2 292	1 975	1 859	(4)	(2)	(2)	2 288	1 973	1 857
Surface
Mine Waste Solutions	—	—	—	2 438	2 225	2 051	(5)	(4)	(4)	2 434	2 221	2 047
All other surface operations	(335)	(114)	(216)	3 976	3 939	3 708	(22)	(14)	(13)	3 951	3 925	3 695
Total South Africa[4]	(2 839)	(2 542)	(2 531)	43 105	38 949	35 143	(678)	(888)	(928)	42 428	38 061	34 215
International
Hidden Valley	(836)	(617)	(676)	3 445	4 200	3 852	(2 124)	(1 744)	(1 605)	1 320	2 456	2 247
Total international	(836)	(617)	(676)	3 445	4 200	3 852	(2 124)	(1 744)	(1 605)	1 320	2 456	2 247
Total gold[4]	(3 675)	(3 159)	(3 207)	46 550	43 149	38 995	(2 802)	(2 632)	(2 533)	43 748	40 517	36 462
Copper
International
CSA Mine	—	—	—	1 886	—	—	(261)	—	—	1 625	—	—
Total international	—	—	—	1 886	—	—	(261)	—	—	1 625	—	—
Total copper	—	—	—	1 886	—	—	(261)	—	—	1 625	—	—
Total operations[4]	(3 675)	(3 159)	(3 207)	48 436	43 149	38 995	(3 063)	(2 632)	(2 533)	45 373	40 517	36 462
3Relates to mine development costs and stripping activities. Stripping activities relates to Hidden Valley and Kalgold (included in All other surface operations).
4Due to rounding, row and column totals may not cast exactly.

Notes to the group financial statements continued
For the year ended 30 June 2026
41Reconciliation of segment information to consolidated income statement and balance sheet

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Reconciliation of production profit to consolidated profit before taxation
Revenue per segment report	95 433	70 732	58 270
Revenue per group income statement	99 238	73 896	61 379
Other metal sales treated as by-product credits in the segment report	(3 062)	(2 632)	(2 533)
Toll treatment services	(743)	(532)	(576)
Production costs per segment report	(45 373)	(40 517)	(36 462)
Production costs per group income statement[1]	(48 435)	(43 149)	(38 995)
Other metal sales treated as by-product credits in the segment report	3 062	2 632	2 533

Production profit per segment report	50 060	30 215	21 808
Revenue not included in segments - Toll treatment services	743	532	576
Cost of sales items other than production costs	(6 221)	(6 617)	(8 414)
Amortisation and depreciation of mining assets[1]	(7 174)	(4 902)	(4 650)
Amortisation and depreciation of assets other than mining assets	(162)	(77)	(96)
Rehabilitation expenditure	(98)	(142)	(3)
Care and maintenance cost of restructured shafts	(328)	(380)	(246)
Employment termination and restructuring costs	(105)	(200)	(86)
Share-based payments	(601)	(573)	(171)
(Impairment)/reversal of impairment of assets	2 779	—	(2 793)
Toll treatment costs	(533)	(368)	(420)
Other	1	25	51

Gross profit[1]	44 582	24 130	13 970
Corporate, administration and other expenditure[1]	(1 967)	(1 600)	(1 593)
Exploration expenditure	(622)	(915)	(1 047)
Gains/(losses) on derivatives	(898)	(59)	453
Foreign exchange translation gain/(loss)	866	(107)	97
Contingent consideration remeasurement	(634)	(830)	(484)
Other operating expenses[1]	(429)	(289)	(252)

Operating profit[1]	40 898	20 330	11 144
Acquisition-related costs	(1 379)	(40)	—
Share of profit from associate	159	106	81
(Impairment)/reversal on investments in associate	23	(23)	—
Fair value movements on streaming arrangements	(854)	—	—
Investment income	1 439	1 504	809
Finance costs	(1 928)	(698)	(796)

Profit before taxation[1]	38 358	21 179	11 238
1Refer to note 38 for further detail on restatement.

Notes to the group financial statements continued
For the year ended 30 June 2026
41Reconciliation of segment information to consolidated income statement and balance sheet continued

	SA Rand
Figures in million	2026	2025 Restated[1]	2024 Restated[1]
Reconciliation of total segment assets to consolidated assets includes the following:
Non-current assets (a)
Property, plant and equipment not allocated to a segment	13 282	8 886	8 047
Mining assets (b)	1 399	1 259	1 064
Undeveloped property (c)	1 215	4 341	4 475
Other non-mining assets	723	776	567
Assets under construction (d)	9 945	2 510	1 941
Goodwill	2 578	—	—
Intangible assets	—	6	19
Restricted cash and investments	7 660	7 015	6 494
Investments in associates	378	197	165
Deferred tax assets[1]	1 121	126	156
Other non-current assets	459	360	344
Derivative financial assets	1 571	236	453
Current assets
Inventories	4 875	3 825	3 603
Restricted cash and investments	50	46	39
Trade and other receivables	5 997	4 002	2 604
Derivative financial assets	820	332	558
Cash and cash equivalents	8 624	13 101	4 693
Total[1]	47 415	38 132	27 175
1Refer to note 38 for further detail on restatement.
(a)Apart from goodwill, non-current assets, excluding financial instruments and deferred tax assets, relating to the group’s
Australian and PNG operations consist only of property, plant and equipment. Goodwill relates only to the CSA mine in
Australia.
(b)These balances relate to Wafi-Golpu assets and assets that provide services to several CGUs, such as Harmony One Plant.
(c)Undeveloped properties comprise the Target North property and Wafi-Golpu’s undeveloped properties. Refer to note (d)
below.
(d)Assets under construction consist of the Wafi-Golpu and Eva Copper assets. On 24 November 2025, R2.9 billion undeveloped properties of Eva Copper were transferred to assets under construction following the approval of the final investment decision.